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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                   UNDER THE
                            SECURITIES ACT OF 1933

                               ----------------

                             BGF INDUSTRIES, INC.
            (Exact name of Registrant as specified in its charter)

        Delaware                     2221                    56-1600845
  (State of Formation)         (Primary Standard          (I.R.S. Employer
                                  Industrial             Identification No.)
                              Classification Code
                                    Number)

                            3802 Robert Porcher Way
                       Greensboro, North Carolina 27410
                                (336) 545-0011
(Name, address, including zip code, and telephone number, including area code, of Registrant's Principal Executive Offices)


                                                   With a copy to:
     Richard L. Cromer, President                B. Lynn Walsh, Esq.
         BGF Industries, Inc.                     Alston & Bird LLP
        3802 Robert Porcher Way                  One Atlantic Center
   Greensboro, North Carolina 27410          1201 West Peachtree Street
            (336) 545-0011                   Atlanta, Georgia 30309-3424
                                                   (404) 881-7185
(Name, address, including zip code, and telephone number, including area code, of Registrant's agent for service)

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]


                        CALCULATION OF REGISTRATION FEE

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
                                                      Proposed           Proposed
                                                      Maximum            Maximum
       Title of Each Class of       Amount to be Offering Price per Aggregate Offering    Amount of
    Securities to be Registered      Registered       Note(1)             Price        Registration Fee
-------------------------------------------------------------------------------------------------------
 10 1/4% Series B Senior
  Subordinated Notes due 2009.....  $100,000,000        100%           $100,000,000        $27,800

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(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f), based upon the book value of such securities.

                               ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the SEC + +is effective. This prospectus is not an offer to sell these securities and we + +are not soliciting an offer to buy these securities in any state where the +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED FEBRUARY 12, 1999

PROSPECTUS

                              BGF INDUSTRIES, INC.

                             Offer to Exchange its
              10 1/4% Series B Senior Subordinated Notes due 2009
              which have been registered under the Securities Act
      for up to $100,000,000 aggregate principal amount of its outstanding
                   10 1/4% Senior Subordinated Notes due 2009

The Exchange Notes:

 . The terms of the exchange notes we issue will be substantially identical to the outstanding notes that we issued on January 21, 1999, except for the elimination of certain transfer restrictions, registration rights and liquidated damages provisions relating to the old notes.
 . We will pay interest on the exchange notes twice a year, beginning July 15,
  1999.
 . We cannot redeem the exchange notes before January 15, 2004. After that date, we may redeem them at certain specified prices. However, before January 15, 2002, we can redeem up to 35% of the exchange notes at 110.5% of their face amount, plus interest, with money we raise in certain public equity offerings.
 . If we experience certain changes of control, we must offer to purchase the exchange notes at 101% of their face amount, plus interest.

Guarantees:

 . Certain of our future subsidiaries will guarantee the exchange notes on an unsecured, senior subordinated basis.

The Exchange Offer:

 . The exchange offer will expire at 5:00 p.m., New York City time, on       ,
  1999, unless extended.
 . Our completion of the exchange offer is subject to customary conditions, which we may waive.
 . Upon our completion of the exchange offer, all old notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of exchange notes that are registered under the Securities Act.
 . Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.
 . The exchange of notes will not be a taxable exchange for federal income tax purposes.
 . We do not intend to list the exchange notes on any national securities exchange or Nasdaq.
 . We will not receive any cash proceeds from the exchange offer.

Notice to Investors:

 . You should consider carefully the risk factors beginning on page 14 of this prospectus before tendering your old notes in the exchange offer.
 . Neither the SEC nor any state securities commission has approved or disapproved of the exchange notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                  The date of this prospectus is       , 1999.

   We have not authorized any person to make a statement that differs from what is in this prospectus. If any person makes a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, the exchange notes in any state where such offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

   This exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of old notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

                               TABLE OF CONTENTS

Prospectus Summary.........................................................   1
Risk Factors...............................................................  14
  Old Notes Outstanding After the Exchange Offer Will Not Have Registration
   Rights and We Expect the Market for the Old Notes to be Illiquid .......  14
  Our Indebtedness Results in Significant Debt Service Obligations and
  Limitations..............................................................  14
  Your Exchange Notes Will Be Subordinate to Our Senior Debt...............  15
  Our Indebtedness May Prevent Us from Engaging in Certain Beneficial
  Activities...............................................................  15
  Market Downturns Could Reduce Demand for Our Products....................  16
  Our Customers Could Switch to Other Suppliers............................  16
  Our Operating Performance Is Dependent upon a Limited Number of
  Customers................................................................  17
  We May Experience a Decline in the Supply of Raw Materials...............  17
  We May Be Affected By "Year 2000" Issues.................................  17
  We May Be Responsible for Environmental and Safety and Health Costs......  18
  We May Have Conflicts of Interest with Our Controlling Equity Holders....  18
  We May Not Have Sufficient Funds to Repay the Exchange Notes upon A
  Change of Control........................................................  18
  Technological Change.....................................................  19
  Issuance of the Old Notes and any Note Guarantee May Be Subject to
   Fraudulent Conveyance Laws..............................................  19
  You Cannot Be Sure That an Active Trading Market Will Develop for the
  Exchange Notes...........................................................  19
Use of Proceeds............................................................  21
Capitalization.............................................................  22
Selected Financial and Operating Information...............................  23
Management's Discussion and Analysis of Financial Condition and Results of
 Operations................................................................  25
Business...................................................................  34
Management.................................................................  42
Certain Relationships and Related Party Transactions.......................  46
Stock Ownership............................................................  47
The Affiliated Transaction.................................................  48
Description of Other Indebtedness..........................................  49
Description of Exchange Notes..............................................  51
Certain Federal Income Tax Considerations..................................  82
The Exchange Offer.........................................................  83
Plan of Distribution.......................................................  93
Legal Matters..............................................................  94
Experts....................................................................  94
Index to Financial Statements.............................................. F-1

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the exchange notes, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since these summaries may not contain all of the information that you may find important, you should review the full text of these documents. We have filed certain of these documents as exhibits to our registration statement.

   In addition, we have agreed that, even though the SEC does not require us to do so, for so long as any notes remain outstanding, we will furnish to you and the trustee and file with the SEC all such information, documents and reports specified in Section 13 or 15(d) of the Exchange Act.

   You should direct any request for information to our Chief Financial Officer at least 10 business days before you tender your exchange notes in the exchange offer. Our mailing address and telephone number are:

                               BGF Industries, Inc.
                              3802 Robert Porcher Way
                         Greensboro, North Carolina 27410
                                  (336) 545-0011

             CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

   Some of the information in this prospectus may contain forward looking statements. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business." You can identify forward looking statements by our use of forward looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward looking statements are reasonable, we cannot assure you that our plans, intentions or expectations will be achieved. Important factors that could cause our actual results to differ materially from the forward looking statements we make in this prospectus are set forth in the "Risk Factors" section and elsewhere in this prospectus. All forward looking statements attributable to us or persons acting for us are expressly qualified in their entirety by our cautionary statements.

                        CERTAIN MARKET AND INDUSTRY DATA

   Unless we indicate otherwise, we derived the industry data in this prospectus from our internal surveys and estimates. We believe there are no industry-wide publications or trade associations that report data on the markets in which we compete and therefore no independent sources have verified our internal surveys or our market data. Our methodology in estimating market and industry data, including data in this prospectus, include, among other things, the following sources:

  . routine discussions with manufacturers of glass yarns to estimate existing and projected purchases of glass yarns;
  . information from third parties, when possible, to estimate existing industry manufacturing capacity; and
  .    public statements by competitors and independent financial analysts.

We believe that our competitors use a similar methodology to estimate market and industry data. However, we cannot guarantee the accuracy of any of the market or industry data in this prospectus.

                              USE OF CERTAIN TERMS

   Unless the context otherwise requires, as used in this prospectus, (1) the terms "BGF," "our," or "we" refer to BGF Industries, Inc., its predecessors and BGF Overseas, Inc., a wholly owned subsidiary of BGF, (2) the term "Advanced Glassfiber" refers to Advanced Glassfiber Yarns LLC, and where the context requires, to the historical operations of Owens Corning's business of manufacturing and selling glass yarns and specialty materials, (3) "old notes" refer to the 10 1/4% Senior Subordinated Notes due 2009 that we issued on January 21, 1999, (4) "exchange notes" refers to the 10 1/4% Series B Senior Subordinated Notes due 2009 that have been registered under the Securities Act of 1933 and that we are offering in exchange for the old notes, and (5) "notes" collectively refer to the old notes and the exchange notes.

                               PROSPECTUS SUMMARY

   This summary highlights some information from this prospectus. It may not contain all the information that is important to you. For a more complete understanding of the exchange offer, we encourage you to read the entire prospectus carefully, including the risk factors and financial statements.

                              BGF Industries, Inc.

   BGF is the second largest manufacturer of glass fiber fabrics and a leading producer of other high performance fabrics in North America. We produce fabrics for use in a variety of electronic, filtration, composite, insulation, construction and commercial products. Some of our customers use glass fiber fabrics to construct printed circuit boards, which are integral to virtually all advanced electronic products, including computers and cellular telephones. Other of our customers use our fabrics to strengthen, insulate and enhance the dimensional stability of hundreds of products in various end-markets, such as aerospace, transportation, construction, power generation and oil refining. We focus on producing value-added specialty woven and non-woven fabrics made from glass, carbon and aramid yarns.

   We sell our products to over 400 customers, including Cytec Fiberite, Polyclad Laminates, Isola USA, General Electric, BHA Group, Chemfab and 3M. For the twelve months ended September 30, 1998, our net sales were $208.1 million and our EBITDA was $39.2 million. Sales of glass fiber fabrics accounted for 85.7% of our net sales in that period. Sales of glass fiber fabrics for the electronics industry, primarily for use in printed circuit boards, accounted for approximately half of our net sales and EBITDA in that period.

   Porcher Industries S.A. of Badinieres, France owns 100% of BGF through its United States holding company, Glass Holdings Corp. Porcher Industries is a worldwide leader in the industrial fabrics industry and has manufacturing facilities in France, Brazil, China, the United Kingdom and, through our facilities, the United States.

   On September 30, 1998, AGY Holdings, Inc. (a wholly owned subsidiary of our parent company, Glass Holdings) acquired a 51% ownership interest in Advanced Glassfiber from Owens Corning. Advanced Glassfiber owns and operates the glass yarns and specialty materials business formerly owned by Owens Corning. Advanced Glassfiber is our largest supplier of glass yarns, the principal material we use to produce glass fiber fabrics. The purpose of the offering of the old notes was to repay a portion of the indebtedness we incurred to enable AGY Holdings to purchase its 51% ownership interest in Advanced Glassfiber. See "Prospectus Summary--The Affiliated Transaction" and "Use of Proceeds."

                              Products and Markets

   We sell our products primarily in North America and focus on the following markets:

   Electronics. We produce glass fiber fabrics for multi-layer and rigid printed circuit boards for use in the electronics industry. Over the last five years, the demand for multi-layer printed circuit boards, which primarily use lightweight glass fiber fabrics, has been increasing. In contrast, over the last fifteen months, the demand for our heavyweight fabrics has been decreasing due to competitive pressures from Asian laminate producers. As a result, we have shifted our electronics glass fiber fabrics manufacturing capacity mix in recent years from heavyweight fabrics, which are typically used in rigid printed circuit boards, toward more technologically advanced and higher-margin lightweight fabrics. Sales of glass fiber fabrics to the electronics industry were $107.8 million for the twelve months ended September 30, 1998, representing 51.8% of our net sales.

   Composites. We produce glass, carbon and aramid fiber fabrics for use in various composite materials, which are used in structural aircraft parts and interiors, helicopter rotor blades, tooling, brake linings and ducting. Sales of fabrics for composites were $51.2 million for the twelve months ended September 30, 1998, representing 24.6% of our net sales.

   Filtration. We produce fabrics for high temperature dust filtration that are used by our industrial customers to control emissions into the environment. Our filtration bags are sold to utilities, producers of asphalt and carbon black, cement plants and steel mills. Sales of filtration fabrics were $22.3 million for the twelve months ended September 30, 1998, representing 10.7% of our net sales.

   Commercial. Our glass fiber fabrics are used in commercial applications where fire resistance and dimensional stability are critical. Applications for these products include ceiling tile and acoustical facing fabrics, window coverings and movie screens. Sales of commercial fabrics were $10.1 million for the twelve months ended September 30, 1998, representing 4.9% of our net sales.

   Insulation. We produce materials for high-temperature, fire-resistant insulation. Applications for these products include insulation for joints, pipes, valves, transportation exhaust systems, heat shields and home appliances. Sales of insulation fabrics were $8.6 million for the twelve months ended September 30, 1998, representing 4.1% of our net sales.

   Construction. Glass fiber fabrics are a critical component of products used in the construction industry because of their fire resistant qualities. Applications for these products include smoke and fire barrier curtains, drywall bonding tape, rubber mat backing and fabric structures, such as commercial tents and roofs. Sales of construction fabrics were $8.1 million for the twelve months ended September 30, 1998, representing 3.9% of our net sales.

                                 Our Strengths

   We attribute our strong historical results and positive outlook for growth and profitability to the following:

   Our Leading Market Position. We have been a technological leader in producing glass fiber fabrics since we pioneered the industry with Owens Corning in the 1930s. We were the:

  . first to produce glass fiber fabrics;

  . first glass fiber fabric weaver to become ISO 9002 certified; and

  . first to bring a variety of innovative products and manufacturing technologies to the market.

We continue to capitalize on our strong position as the second largest North American manufacturer of glass fiber fabrics with an estimated 40% of total domestic capacity.

   Attractive Industry Fundamentals. The glass fiber fabrics industry is characterized by (1) a limited number of domestic manufacturers, (2) barriers to entry due primarily to a limited supply of raw materials, (3) diverse end-user markets, and (4) a limited number of cost effective product substitutes. In addition, the electronics market, which accounted for approximately half of our net sales and EBITDA for the twelve months ended September 30, 1998, has experienced substantial growth in recent years. We expect the electronics market to continue to grow due to expanded applications, technological advancements and new computer products and systems introductions. Industry research forecasts that the United States printed circuit board market will grow from $8.4 billion in 1997 to $11.1 billion in 2002, representing a 5.7% compound annual growth rate.

   Our State-of-the-Art Facilities. In 1996, we began operations at our 128,000 square foot manufacturing facility in South Hill, Virginia that is dedicated to producing lightweight glass fiber fabrics for the electronics industry. We believe this facility will continue to enhance our position as a technological leader in producing glass fiber fabrics for this industry. Advanced Glassfiber leases segregated space at this facility to manufacture glass yarns exclusively for our production of lightweight glass fiber fabrics. Also, in 1995, we built a state-of-the-art research and development laboratory as part of our new corporate headquarters to focus on developing new products.

   Strong Cash Flow Generator in a Leveraged Environment. Our strong cash flow characteristics and experienced management team have allowed us to successfully operate as a leveraged company. In 1988, Porcher Industries acquired us from Burlington Industries in a leveraged buyout. Immediately following the buyout, our total debt was $88.0 million. Between 1988 and September 30, 1998, we reduced our debt by $75.0 million, while making significant investments in the business. These investments included a new corporate headquarters and research and development facility and the first phase of the South Hill, Virginia lightweight fabrics facility.

   Our Long-Term Customer Relationships. We have been able to maintain long-term relationships with many of our customers due to (1) the high quality of our products, (2) our ability to meet the unique quality specifications required by our customers, (3) the emphasis we place on customer service and
(4) the limited number of domestic producers in our industry. Each of our top ten customers for the twelve months ended September 30, 1998 has been a customer since 1989.

   The Unique Properties of Glass Fiber Fabrics. Glass fiber fabrics possess several desirable characteristics including:

  . dimensional stability;

  . heat resistance;

  . moisture resistance;

  . chemical resistance;

  . electrical resistance;

  . thermal conductivity; and

  . when combined with other composite materials, a high strength-to-weight ratio.

These unique characteristics make glass fiber fabrics the material of choice for a variety of end-use applications, including printed circuit boards, telecommunications equipment, structural aircraft parts and interiors, window coverings, automotive part reinforcement, muffler insulation, filtration bags and sporting goods.

                               Business Strategy

   Our goal is to be the preferred supplier to markets requiring a technically complex application of fabrics made of glass, carbon and aramid yarns. To achieve our goal, we intend to pursue the following key strategies:

   Continue Focusing on Lightweight Fabrics for the Multi-Layer Printed Circuit Board Market. We intend to continue expanding our sales of lightweight glass fiber fabrics to meet the growing demand for multi-layer printed circuit boards. Our investment in the South Hill, Virginia lightweight fabrics facility is an important part of this strategy. In addition, we have leased a portion of this facility to Advanced Glassfiber to manufacture glass yarns exclusively for our production of lightweight glass fiber fabrics. We believe this arrangement strengthens the compatibility of our weaving process with the glass yarns we use in such process, which enables us to produce the highest quality lightweight glass fiber fabrics. We also believe that the quality of our products manufactured at the South Hill facility allows us to enhance and expand our relationships with customers in the multi-layer printed circuit board market. Our net sales of lightweight glass fiber fabrics have increased by 95.8% from $30.6 million in 1993 to $59.9 million for the twelve months ended September 30, 1998.

   Capitalize on the Growth in the Filtration and Composites Markets. We believe substantial opportunities exist to increase our sales and market share in both the filtration and composites markets. Collectively, these markets accounted for approximately 35.3% of our net sales for the twelve months ended September 30, 1998.

   We intend to enhance our already strong position in the high temperature filtration market by developing new woven and non-woven high performance fabrics for environmental applications in power generation, steel mills and other industries that are subject to strict environmental regulations. In addition, we believe that opportunities exist internationally in this market as lesser developed countries adopt stricter environmental regulations.

   We also believe that substantial opportunities exist to increase sales in the composites market for applications in the transportation industry. In the composites market, we are pursuing strategic relationships with key suppliers to the aerospace and automobile industries for the design and manufacture of new products. Our sales in the filtration and composites markets have increased by 95.5% from $37.6 million in 1993 to $73.5 million for the twelve months ended September 30, 1998.

   Developing New Applications for Our Fabrics. We plan to continue leveraging the technical expertise and experience of our research and development and sales and marketing staff to develop new applications for existing fabrics and to develop new fabrics that meet customer requirements for strength, weight, fire resistance and durability. We believe many opportunities exist to continue developing both woven and non-woven fabrics to replace traditional materials in markets which have historically not utilized fabrics such as those we produce. For example, we have begun selling certain of our fabrics for use in the reinforcement of metal automobile body parts.

                           The Affiliated Transaction

   On September 30, 1998, AGY Holdings, a wholly owned subsidiary of our parent company, Glass Holdings, acquired a 51% ownership interest in Advanced Glassfiber from Owens Corning for aggregate consideration of $338.9 million (including post-closing adjustments). Advanced Glassfiber is our largest supplier of glass yarns, the principal material we use to produce glass fiber fabrics. Owens Corning, which formed Advanced Glassfiber to own and operate its glass yarns and specialty materials business, owns the remaining 49% interest through its wholly owned subsidiary, Jefferson Holdings, Inc.

   To fund AGY Holdings' purchase of the 51% ownership interest in Advanced
Glassfiber:

  . we borrowed $88.4 million (including $1.4 million to fund a post-closing purchase price adjustment) under our $125.0 million senior credit facility with First Union National Bank;

  . we borrowed $65.0 million under our $65.0 million senior subordinated credit facility with First Union Investors, Inc.;

  . we then loaned $138.6 million to Glass Holdings and Glass Holdings then loaned AGY Holdings $135.3 million;

  . AGY Holdings used the proceeds from this loan, along with an additional
    $198.9 million intra-day loan from First Union National Bank and $4.7 million in other borrowings, to purchase the 51% interest in Advanced Glassfiber; and

  . after the completion of the purchase, Advanced Glassfiber paid AGY
    Holdings a $203.6 million dividend and AGY Holdings used this money to repay the $198.9 million intra-day loan and the $4.7 million in other borrowings.

   The net cash outlay by BGF for the 51% ownership interest in Advanced Glassfiber was $135.3 million. The net proceeds from the offering of the old notes were used to repay all amounts outstanding under our senior subordinated credit facility and a portion of the amounts outstanding under our senior credit facility incurred in connection with the affiliated transaction.

   We are Advanced Glassfiber's largest customer and believe that AGY Holdings' investment in Advanced Glassfiber will enable us to enhance our competitive position within the glass fiber fabrics industry by allowing us to:

   Enhance the Quality of Our Products. A critical factor in the quality of our products is the quality of the glass yarns we use. We believe that AGY Holdings' 51% ownership interest in Advanced Glassfiber will provide us with a significant competitive advantage in providing the highest quality products to our customers, especially in lightweight glass fiber fabrics. Additionally, coordinating research and development efforts with Advanced Glassfiber will directly benefit us by ensuring that our manufacturing process and the glass yarns we use in such process are increasingly compatible. We believe that increasing compatibility will reduce waste and improve efficiency. We also believe that our relationship with Advanced Glassfiber will enable us to continue meeting the strict quality standards of our customers, particularly those in the multi-layer printed circuit board market.

   Collaborate with Owens Corning on Product Development. We have worked with Owens Corning for over 60 years on a number of successful projects, including developing new products and producing glass yarns at our South Hill, Virginia facility. We believe that our relationship with Advanced Glassfiber will increase our cooperative efforts with Owens Corning in developing new products and sharing proprietary technology.

                         Summary of the Exchange Offer

The Exchange Offer..........  We are offering to exchange $1,000 principal amount of our exchange notes for each $1,000 principal amount of old notes. As of the date of this prospectus, $100,000,000 in aggregate principal amount of old notes are outstanding.

                              We have registered the exchange notes under the Securities Act and they are substantially identical to the old notes, except for the elimination of certain transfer restrictions, registration rights and liquidated damages provisions relating to the old notes.

Resale of the Exchange        Based on interpretations by the SEC set forth in
 Notes......................  certain no-action letters issued to third parties, we believe that the exchange notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that:
                              . you are acquiring the exchange notes in the
                                ordinary course of business;
                              . you are not participating, do not intend to
                                participate, and have no arrangement or
                                understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and
                              . you are not an "affiliate" of ours.

                              If our belief is inaccurate and you transfer any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

                              Each broker-dealer that is issued exchange notes for its own account in exchange for old notes which were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of the exchange notes. The accompanying letter of transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes. We have agreed that, for a period of 180 days after the date of this prospectus, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any such resales. We believe that no registered holder of the old notes is an affiliate (as such term is defined in Rule 405 of the Securities Act) of BGF.

                              The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of old notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

Accrued Interest on the
 Exchange Notes and the Old
 Notes......................
                              Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes, or, if no interest was paid on the old notes, from the date of issuance of the old notes (January 21, 1999). Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.

No Minimum Condition........  We are not conditioning the exchange offer on the tender of any minimum aggregate principal amount of old notes.

Expiration Date.............  The exchange offer will expire at 5:00 p.m., New
                              York City time, on       , 1999, unless we decide
                              to extend the exchange offer.

Withdrawal Rights...........  You may withdraw your tender at any time prior to
                              5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange    The exchange offer is subject to customary
 Offer......................  conditions, which we may waive. We currently anticipate that each of the conditions will be satisfied and that we will not need to waive any conditions. We reserve the right to terminate or amend the exchange offer at any time before the expiration date if any such condition occurs. See
                              "The Exchange Offer--Conditions."

Procedures for Tendering      If you are a holder of old notes who wishes to
 Old Notes..................  accept the exchange offer, you must:
                              . complete, sign and date the accompanying letter
                                of transmittal, or a facsimile thereof, and mail or otherwise deliver such documentation, together with your old notes to the exchange agent at the address set forth under "The Exchange Offer--Exchange Agent;" or
                              . arrange for the Depository Trust Company to
                                transmit certain required information,
                                including an agent's message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, to the exchange agent in connection with a book-entry transfer.

                              By tendering your old notes, in either manner, you will be representing, among other things, that:
                              . you are acquiring the exchange notes in the
                                ordinary course of business;
                              . you are not participating, do not intend to
                                participate, and have no arrangement or
                                understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and
                              . you are not an "affiliate" of ours.

Special Procedures for
 Beneficial Owners..........
                              If you beneficially own old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should contact such registered holder promptly and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either arrange to have your old notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery           If you wish to tender your old notes and time
 Procedures.................  will not permit your required documents to reach the exchange agent by the expiration date, or the procedures for book-entry transfer cannot be completed on time, you may tender your old notes according to the guaranteed delivery procedures set forth in "The Exchange Offer Guaranteed
                              Delivery Procedures."

Use of Proceeds.............  We will not receive any proceeds for the issuance of the exchange notes in the exchange offer. We will pay all our expenses incurred in connection with the exchange offer.

Federal Income Tax            We anticipate that the exchange of notes in the
 Consequences...............  exchange offer will not be a taxable event for federal income tax purposes. See "Certain Federal
                              Income Tax Considerations."

Effect on Holders of Old      As a result of this exchange offer, we will have
 Notes......................  fulfilled an obligation under the registration rights agreement dated as of January 21, 1999 between BGF and First Union Capital Markets, and, accordingly, there will be no increase in the interest rate on the old notes. If you do not tender your old notes in the exchange offer:
                              . you will continue to hold the old notes and
                                will be entitled to all the rights and
                                limitations applicable to the old notes under the indenture governing the notes, except for any rights under the registration rights agreement that terminate as a result of the completion of the exchange offer; and
                              . you will not have any further registration or
                                exchange rights and your old notes will be subject to certain restrictions on transfer. Accordingly, the trading market for untendered old notes could be adversely affected.

Shelf Registration            Under certain circumstances, certain holders of
 Statement..................  old notes may require us to file, and cause to become effective, a shelf registration statement under the Securities Act, which would cover resales of old notes by such holders.

Exchange Agent..............  The Bank of New York is serving as exchange agent in connection with the exchange offer. See "The Exchange Offer--Exchange Agent."

                         Summary of the Exchange Notes

Issuer......................  The exchange notes will be the obligations of
                              BGF.

Securities Offered..........  Up to $100,000,000 in principal amount of 10 1/4%
                              Series B Senior Subordinated Notes due 2009.

Maturity Date...............  January 15, 2009.

Interest Payment Dates......  January 15 and July 15, beginning on July 15,
                              1999.

Optional Redemption.........  We may redeem:
                              . all or part of the exchange notes beginning on
                                January 15, 2004, at the redemption prices described in "Description of Exchange Notes-- Redemption;" and
                              . up to 35% of the exchange notes originally
                                issued at any time prior to January 15, 2002 at the price of 110.5% of their face amount, plus accrued and unpaid interest, with money we raise in certain public equity offerings.

Ranking.....................  The exchange notes are, and any note guarantees will be, senior subordinated debt. They rank behind all of our current and future indebtedness (other than trade payables), except indebtedness that expressly provides that it is not senior to the exchange notes. The exchange notes will effectively rank behind any of our future indebtedness that is secured by any of our assets to the extent of the value of such assets, even if such indebtedness expressly provides that it is not senior to the exchange notes.

Note Guarantees.............  Certain of our future subsidiaries will guarantee the exchange notes on an unsecured basis. The note guarantees will be senior subordinated debts. They will rank behind (1) all of the indebtedness of the note guarantors (other than trade payables), except indebtedness that expressly provides that it is not senior to the note guarantees and (2) any indebtedness of the note guarantors that is secured by any assets to the extent of the value of such assets.

Mandatory Offer to            If we sell certain assets or experience certain
 Purchase...................  changes of control, we must offer to purchase the exchange notes at the prices listed in
                              "Description of Exchange Notes."

Basic Covenants of            We will issue the exchange notes under an
 Indenture..................  indenture that will contain covenants for your benefit. Such covenants, among other things, could limit or restrict our ability and the ability of certain of our subsidiaries to:
                              . incur additional debt;
                              . pay dividends and make distributions;
                              . repurchase securities;
                              . make certain investments;

                              . create liens;
                              . transfer or sell assets;
                              . enter into transactions with affiliates;
                              . issue or sell stock of subsidiaries; or . merge or consolidate.

                              However, these restrictions will be subject to a number of important qualifications and exceptions. For more details, see "Description of Exchange Notes--Certain Covenants."

                                  Risk Factors

   You should read the "Risk Factors" section, beginning on page 14, as well as the other cautionary statements throughout this prospectus, to ensure you understand the risks associated with tendering your old notes in the exchange offer.

              Summary Unaudited As Adjusted Financial Information

   We present below summary unaudited as adjusted financial information of BGF. We have adjusted the information to give effect to the issuance and sale of the old notes and the affiliated transaction as if such events had occurred on the first day of each of the periods presented below, except for balance sheet data, which gives effect to such events as if they had occurred on September 30, 1998.

   By including summary unaudited as adjusted financial information, we do not suggest that the information indicates what our financial position or results of operations would actually have been had the issuance and sale of the old notes and the affiliated transaction been completed on such dates, or to project our financial position or results of operations for any future period. You should read the information together with the footnotes below, our historical financial statements and the other financial information in this prospectus.

                                                As Adjusted
                          -------------------------------------------------------
                                            Nine Months Ended
                             Year Ended       September 30,   Twelve Months Ended
                          December 31, 1997       1998        September 30, 1998
                          ----------------- ----------------- -------------------
                                          (dollars in thousands)
Statement of Operations
 Data:
Net sales...............      $217,889          $150,711           $208,107
Gross profit............        47,403            28,709             41,550
Operating income........        37,664            21,443             31,960
Interest expense (1)....        17,179            12,870             16,981
Other (income) expenses,
 net....................           (73)               (6)                (3)
Income tax expense......         7,945             3,303              5,799
Income before
 extraordinary loss.....        12,613             5,276              9,183
Extraordinary loss, net
 of taxes...............         1,061             1,061              1,061
Net income..............      $ 11,552          $  4,215           $  8,122

Other Data:
Capital expenditures....      $  7,275          $  9,016           $ 11,081
Depreciation and
 amortization (2).......         6,759             5,688              7,271
EBITDA (3)..............        44,423            27,131             39,231
EBITDA margin (3).......          20.4%             18.0%              18.9%
Cash interest expense...        16,515            12,127             16,129
Ratio of total debt to
 EBITDA.................           3.8x               --                4.0x
Ratio of EBITDA to cash
 interest expense.......           2.7x              2.2x               2.4x
Ratio of earnings to
 fixed charges (4)......           2.2x              1.7x               1.9x

Balance Sheet Data (at
 period end):
Working capital.........                                           $ 53,449
Total assets............                                            140,616
Total debt..............                                            156,550
Stockholder's deficit
 (5)....................                                            (42,352)

--------
(1) Reflects an estimated 8% interest rate on the senior credit facility. If the interest rate on the senior credit facility changed 1/8%, interest expense would change by $57, $28 and $57 for the year ended December 31, 1997, and the nine months ended and the twelve months ended September 30, 1998, respectively.
(2) Amounts do not include amortization of debt issuance costs and original issue discount, which is included in interest expense.
(3) EBITDA is defined as net income before extraordinary loss, interest expense, income taxes, depreciation, amortization expense, accounting changes and other (income) expenses, net. We believe that EBITDA provides additional information for determining our ability to meet our debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements. Not every company calculates EBITDA in exactly the same fashion. As a result, EBITDA as presented above may not necessarily be comparable to similarly titled measures of other companies. EBITDA margin represents the percentage of EBITDA to net sales.
(4) The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings consist of income before taxes, extraordinary loss, and changes in accounting principle plus fixed charges, excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issuance costs and one-third of rental expense (the portion deemed representative of the interest factor).
(5) Stockholder's deficit includes our $136.7 million loan to Glass Holdings.

                    Summary Historical Financial Information

   We present below summary historical financial information of BGF for the periods indicated. We derived the information for the years ended December 31, 1994, 1995, 1996 and 1997 from our audited consolidated financial statements. We derived the information as of and for the year ended January 1, 1994 from our unaudited financial statements.

   We derived the historical financial information at the end of and for the nine month periods ended September 30, 1997 and 1998 from unaudited consolidated financial statements contained elsewhere in this prospectus. In our opinion, this information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information. Interim period results do not necessarily indicate the results that may be expected for a complete fiscal year.

   You should read this information together with the footnotes below, our historical financial statements and the other financial information in this prospectus.

                                                Fiscal Year Ended                             Nine Months Ended
                          -------------------------------------------------------------- ---------------------------
                          January 1, December 31, December 31, December 31, December 31, September 30, September 30,
                             1994        1994         1995         1996         1997         1997          1998
                          ---------- ------------ ------------ ------------ ------------ ------------- -------------
                                                                                                 (unaudited)
                                                            (dollars in thousands)
Statement of Operations Data:
Net sales...............   $132,573    $150,023     $176,792     $195,196     $217,889     $160,493      $150,711
Gross profit............     17,497      25,412       32,469       50,371       47,403       34,562        28,709
Operating income........     10,556      17,839       23,320       40,151       37,664       27,147        21,443
Interest expense........      4,728       4,311        2,979        1,993        2,355        1,949         1,751
Other (income) expenses,
 net....................      1,208       1,663          664       (1,868)         (73)         (76)           (6)
Income tax expense......      1,824       4,478        7,093       15,996       13,652        9,730         7,584
Income before cumulative
 effect of change in
 accounting principle...      2,796       7,387       12,584       24,030       21,730       15,544        12,114
Cumulative effect of
 change in accounting
 for post- retirement
 benefits(1)............         --         600           --           --           --           --            --
Net income..............   $  2,796    $  6,787     $ 12,584     $ 24,030     $ 21,730     $ 15,544      $ 12,114

Other Data:
Capital expenditures....   $  3,796    $  1,942     $  8,311     $ 21,983     $  7,275     $  5,210      $  9,016
Depreciation and
 amortization(2)........      8,672       7,801        8,223        6,085        6,759        5,176         5,688
EBITDA(3)...............     19,228      25,640       31,543       46,236       44,423       32,323        27,131
EBITDA margin(3)........       14.5%       17.1%        17.8%        23.7%        20.4%        20.1%         18.0%

Balance Sheet Data (at period end):
Working capital.........   $ 30,597    $ 45,534     $ 40,745     $ 39,702     $ 51,799     $ 48,712      $ 52,785
Total assets............     90,234      95,592       97,029      123,784      136,476      130,641       139,191
Total debt(4)...........     41,500      35,000       17,500       36,276       25,000       25,000       152,000
Stockholder's equity
 (deficit)..............     38,243      45,030       57,614       66,480       83,297       77,111       (39,891)

--------
(1) Attributable to BGF's adoption in 1994 of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits other than Pensions."
(2) Amounts do not include amortization of debt issuance costs, which is included in interest expense.
(3) EBITDA is defined as net income before extraordinary loss, interest expense, income taxes, depreciation, amortization expense, accounting changes and other (income) expenses, net. We believe that EBITDA provides additional information for determining its ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements. Not every company calculates EBITDA in exactly the same fashion. As a result, EBITDA as presented above may not necessarily be comparable to similarly titled measures of other companies. EBITDA margin represents the percentage of EBITDA to net sales.
(4) Includes long-term debt and borrowings under a line of credit.

                                  RISK FACTORS

   Before you tender your old notes, you should be aware that there are various risks involved in such an investment, including those we describe below. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to tender your old notes in the exchange offer.

Old Notes Outstanding After the Exchange Offer Will Not Have Registration Rights and We Expect the Market for the Old Notes To Be Illiquid

   If you do not exchange your old notes for exchange notes pursuant to the exchange offer, your old notes will continue to be subject to the restrictions on transfer of old notes. In general, you may not offer or sell old notes unless they are registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. We do not currently intend to register the old notes under the Securities Act. Based on interpretations by the SEC, we believe that you may offer for resale, resell or otherwise transfer the exchange notes issued pursuant to the exchange offer (unless you are an "affiliate" of ours within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, so long as you acquired the exchange notes in the ordinary course of your business and you will not, and have no arrangement with any person to, participate in the distribution of the exchange notes. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution." To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes will be adversely affected.

Our Indebtedness Results in Significant Debt Service Obligations and
Limitations

   We incurred significant debt in connection with AGY Holdings' purchase of a 51% ownership interest in Advanced Glassfiber and as a result, we have significant debt service obligations. As of September 30, 1998, as adjusted for the affiliated transaction and the issuance and sale of the old notes, we would have had $156.6 million of indebtedness. We also would have had $66.4 million of additional borrowing availability under our senior credit facility as of such date. In addition, the indenture governing the notes allows us to incur additional indebtedness under certain circumstances. If we add new debt to our current debt levels, the related risks that we now face could intensify. See "Capitalization," "Selected Financial and Operating Information," "Description of Other Indebtedness" and "Description of Exchange Notes--Certain Covenants-- Limitation on Incurrence of Additional Indebtedness."

   Our substantial indebtedness poses important consequences to you, including the risks that:

  . we will use a substantial portion of our cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions, research and development and other general corporate purposes;

  . our indebtedness may limit our ability to obtain additional financing on satisfactory terms and to otherwise fund working capital, capital expenditures, acquisitions, research and development, and other general corporate requirements;

  . our level of indebtedness may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures;

  . our debt may bear interest at variable rates which creates higher debt service requirements if market interest rates increase; and

  . our failure to comply with the financial and other covenants applicable to our debt could result in an event of default, which, if not cured or waived, could have a material adverse effect on us.

   If we successfully implement our business and operating strategies, we believe we will have enough capital to carry on our business and service our debt requirements for the foreseeable future. However, if we cannot generate sufficient cash flow from operations to meet our obligations, we may be forced to reduce or delay capital expenditures, sell assets, restructure or refinance our debt, or seek additional equity capital. We cannot assure you that any of these remedies would be satisfactory or could be effected on satisfactory terms, if at all. Our ability to pay principal and interest on the exchange notes and to satisfy our other debt obligations will depend on our future operating performance. Our operating performance will be affected by prevailing economic conditions and financial, business and other factors which may be beyond our control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of Other Indebtedness" and "Description of Exchange Notes."

Your Exchange Notes Will Be Subordinate to Our Senior Debt

   Before paying principal and interest on the exchange notes, we must first make payments on any of our existing and future senior debt that is in default, including all outstanding amounts under our senior credit facility. As of September 30, 1998, as adjusted for the affiliated transaction and the issuance and sale of the old notes, we would have had $58.6 million of senior debt outstanding and $66.4 million of additional borrowing availability under our senior credit facility.

   Substantially all of our real and personal property secures our obligations under our senior credit facility. If we default on any payments required under any of our secured debt, the secured lenders could declare all amounts outstanding, together with accrued and unpaid interest, immediately due and payable. If we are unable to repay the amounts due, the lenders could proceed against the collateral securing the debt. If the lenders proceed against any of the collateral, we may not have enough assets left to pay you or the other noteholders. Moreover, if we become bankrupt or similarly reorganize, we may not be able to use our assets to pay you or the other noteholders until after we repay all of our senior debt. In addition, the senior credit facility may prohibit us from paying amounts due on the exchange notes, or from purchasing, redeeming or otherwise acquiring the exchange notes if a default exists under our senior debt. None of our non-United States subsidiaries will guarantee the exchange notes and the exchange notes will be effectively subordinated in right of payment to all debt and other liabilities (including trade payables) of these subsidiaries. See "Description of Exchange Notes--Subordination of the Exchange Notes and Note Guarantees."

Our Indebtedness May Prevent Us from Engaging in Certain Beneficial Activities

   Our senior credit facility and the indenture governing the old notes and the exchange notes each contain a number of significant covenants. These covenants could limit or restrict our ability to:

  . incur additional debt;

  . pay dividends and make distributions;

  . repurchase securities;

  . make certain investments;

  . create liens;

  . transfer or sell assets;

  . enter into transactions with affiliates;

  . issue or sell stock of subsidiaries; or

  . merge or consolidate.

   These limitations and restrictions may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our best interests. In addition, our senior credit facility requires us to comply with certain financial ratios. Events beyond our control may prevent us from complying with these ratios. If we breach any of the covenants in the senior credit facility or the indenture, or if we are unable to comply with the required financial ratios, we may be in default under the senior credit facility and the indenture. If we default under the senior credit facility, the lenders can declare all borrowings outstanding, including accrued interest and other fees, due and payable. If we use all of our available cash to repay borrowings under the senior credit facility, we may not be able to make payments on the exchange notes. See "Description of Other Indebtedness" and "Description of Exchange Notes."

Market Downturns Could Reduce Demand for Our Products

   We sell our products for use in a wide range of applications in the electronics, composites, filtration, commercial, insulation and construction markets. Any downturn in these markets, which are susceptible to cyclical and general economic downturns, would reduce demand for our products. A reduction in overall demand will likely result in increased competition for customers. If we fail to meet satisfactorily the challenges of increased competition, our business, financial condition and results of operations could be adversely affected. For example, according to recent press reports, a significant number of aircraft orders placed by Asian buyers have been, or could be, cancelled. These cancellations could adversely affect the aerospace industry and, in turn, could adversely affect the demand for our composite products, the majority of which are ultimately used by end-users in the aerospace industry. If that demand were to decrease, it could have a material adverse effect on our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Competition."

Our Customers Could Switch to Other Suppliers

   The markets in which we compete are highly competitive. We believe that the principal competitive factors affecting our markets include the:

  . quality, performance, price and consistency of products;

  . responsiveness to customer requirements; and

  . ability to maintain customer relationships.

   Our primary domestic competitor is Hexcel Corporation. In September 1998, Hexcel acquired the assets and operating liabilities of the glass fiber fabrics manufacturing business of Clark-Schwebel. Prior to the acquisition, Clark-Schwebel was our primary domestic competitor in the glass fiber fabrics market. Our major competitors globally are Hexcel/Clark-Schwebel, Nitto Boseki (Japan), Nan Ya Plastics (Taiwan) and Taiwan Glass (Taiwan).

   Historically, imports of glass fiber fabrics into the U.S. have been limited because of import quotas, restrictions, duties and tariffs. Recently, however, imports of goods such as laminates and rigid printed circuit boards from Asia have increased and are negatively affecting demand for domestically produced heavyweight glass fiber fabrics. Increased competition from Asian producers, particularly in heavyweight glass fiber fabrics for the electronics market, has also resulted from:

  . their increased vertical integration of glass yarn manufacturing and weaving operations;

  . greater price competition due to currency fluctuations; and

  . their increased heavyweight manufacturing capacity.

   As a result of these competitive pressures, during the first nine months of 1998, our net sales of heavyweight glass fiber fabrics declined 35.3% from the same period in 1997. Some of our competitors may have greater financial and other resources than we do. We cannot assure you that we will be able to continue to compete effectively in the future or that other competitors will not enter the markets in which we compete. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Competition."

Our Operating Performance Is Dependent upon a Limited Number of Customers

   Sales to our top ten customers accounted for 55.2% of our total sales for the twelve months ended September 30, 1998. A decrease in business from, or the loss of one or more of our major customers could have a material adverse effect on our business, financial condition and results of operations. We have been advised by one of our top three customers that it intends to terminate its heavyweight laminates business. Consequently, this customer will no longer purchase heavyweight fiber fabrics from us for use in producing rigid printed circuit boards. We estimate that approximately $13.2 million of our total sales of heavyweight fiber fabrics to this customer in fiscal 1998 were used to produce rigid printed circuit boards. We believe this termination resulted from competitive pressures from Asian laminate producers. However, we believe that this customer will continue to purchase other fabrics from us.

   In addition, our future business, financial condition and results of operations will depend to a significant extent upon the commercial success of our major customers and their continued willingness to purchase our products. Any significant downturn in the business of our major customers could cause them to reduce or discontinue their purchases from us. This could have a material adverse effect on our business, financial condition and results of operations. See "Business--Sales and Marketing."

We May Experience a Decline in the Supply of Raw Materials

   We purchase the vast majority of our glass yarns from Advanced Glassfiber and PPG Industries. We also purchase glass yarns from Nitto Boseki and Compagnie de Saint Gobain (also known as Vetrotex); aramid yarns from DuPont and Akzo Nobel; and carbon yarns from Amoco Performance Products, Toho Carbon Fibers and Hexcel. In the event our suppliers are unable or unwilling to deliver us glass, aramid or carbon yarns, our business, financial condition and results of operations could be materially adversely affected. We experienced shortages of glass yarns from the fourth quarter of 1994 through the second quarter of 1996. Due in part to such shortages, the price of glass yarns increased in 1996 at a higher than historical rate. In addition, during 1996, shortages of carbon yarns occurred. We believe that the supply of glass, carbon and aramid yarns should be adequate for the foreseeable future. However, we can provide no assurance that glass, carbon and aramid yarns will continue to be available or that they will be available at prices that will not have a material adverse effect on our profitability. Additionally, we have generally been able to pass through increases in the cost of yarn to our customers. Our inability to do so in the future could have a material adverse effect on our business, financial condition and results of operations.

We May Be Affected by "Year 2000" Issues

   Many computer programs use only two digits to identify a year in a date field within the program (e.g., "98" or "02") often meaning that the program will fail to distinguish dates in the "2000s" from dates in the "1900s." If not corrected, computer applications making calculations and comparisons in different centuries may cause inaccurate results, or fail by or at the Year 2000. These Year 2000 related issues are of particular importance to us. We depend upon our information technology and other systems for administrative functions, as well as in the day to day management of business functions such as production scheduling and manufacturing order handling.

   We have identified and evaluated all of our information technology systems for Year 2000 related issues and have completed about 25% of the conversion and testing of the affected systems as well as the implementation of systems that have been made Year 2000 compliant. We have completed about 50% of the identification and evaluation of Year 2000 issues related to technology embedded in our manufacturing equipment. We expect to complete identifying and evaluating such equipment by the end of the first quarter of 1999. Our goal is to have all of our systems, including embedded technology, Year 2000 compliant by the end of the second quarter of 1999. We currently expect to spend a total of approximately $440,000 to make our systems Year 2000 compliant, and as of December 15, 1998, we had incurred expenses of approximately $126,000.

   Aside from focusing on our own systems, we have also asked our major vendors about their Year 2000 progress and substantially all of them have responded. Their responses do not indicate any material Year 2000 problems or concerns. We are also planning to contact our major customers about their Year 2000 readiness to determine whether any of their purchasing patterns could change because of Year 2000 disruptions. Finally, we are developing and evaluating contingency plans related to both our systems and external relationships.

   Although we are not currently aware of any Year 2000 issues that could materially affect our business or financial condition, we cannot assure you that our systems and equipment will be fully Year 2000 compliant on time or that the amount of money we spend to make them compliant will not become material. We also cannot assure you that our contingency plans, when we finish developing them, will be adequate for all of the Year 2000 problems that could arise. Further, we cannot currently anticipate the possible negative impact that Year 2000 issues might have on our material vendors and customers which could, in turn, materially adversely affect our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

   The disclosures contained herein concerning Year 2000 are designated as "Year 2000 Readiness Disclosures" and are made pursuant to the Year 2000 Information and Readiness Disclosure Act.

We May Be Responsible for Environmental and Safety and Health Costs

   Various federal, state and local environmental laws and requirements govern the use of our facilities. Such laws and requirements govern: (1) discharges to air and water, (2) the handling and disposal of solid and hazardous substances and wastes and (3) the remediation of contamination associated with releases of hazardous substances at our facilities and off-site disposal locations. Laws and requirements relating to workplace safety and worker health also govern our operations. These laws and requirements establish formaldehyde, asbestos and noise standards and regulate the use of hazardous chemicals in the workplace. We have taken, and will continue to take, steps to comply with these laws and requirements. We believe, based upon currently available information, that complying with environmental and health and safety laws and requirements will not require material capital expenditures in the foreseeable future. However, we cannot assure you that existing and future laws and requirements, ordinances or regulations will not give rise to additional compliance or remediation costs which could have a material adverse effect on our business, financial condition and results of operations.

We May Have Conflicts of Interest with Our Controlling Equity Holders

   Glass Holdings owns 100% of BGF and the Porcher family, through its controlling interest in Porcher Industries, controls Glass Holdings. As a result, the Porcher family has the power to elect all of our directors and appoint new management. Consequently, the Porcher family has the ability to control our policies and operations. In addition to controlling Advanced Glassfiber, the Porcher family also controls companies in Europe and Asia which manufacture products competitive to ours. Circumstances may occur in which the interests of the Porcher family could be in conflict with the interests of our noteholders. See "Management--Directors, Executive Officers and Senior Managers of BGF," "Certain Relationships and Related Party Transactions" and "Stock Ownership."

We May Not Have Sufficient Funds to Repay the Exchange Notes upon a Change of Control

   If we experience certain changes of control, you will have the right to require us to purchase your exchange notes at a purchase price equal to 101% of the principal amount of your exchange notes plus accrued and unpaid interest. In such circumstances, we may also be required to (1) repay our outstanding senior debt or (2) obtain our lender's consent to our purchase of the exchange notes. If we cannot repay our debt or cannot obtain the needed consents, we may be unable to purchase the exchange notes. This would be an event of default under the indenture. Upon a change of control, we cannot guarantee that we will have sufficient funds to make any debt payment (including purchases of the exchange notes) as described above. To avoid default, we would try to refinance our debt. We cannot guarantee, however, that such refinancing, if available, would be on favorable terms. See "Description of Exchange Notes--Change of Control."

   The events that qualify as a change of control under the indenture may also be events of default under our senior credit facility or other indebtedness. An event of default under our senior credit facility would permit our lenders to accelerate our indebtedness. If we cannot repay such borrowings when due, the lenders could proceed against the collateral securing the debt.

Technological Change

   Rapid technological advances in the markets we serve place rigorous demands on the weight, quality and consistency of our products. For example, technological changes in the printed circuit board industry are rapid and continuous and require extensive technological and manufacturing capability and expertise. In addition, we could face increased competition if cost-effective alternatives to glass, carbon or aramid fiber fabrics were developed for our products. We cannot assure you that we will be able to maintain our current technological position. If competitors develop and introduce cost-effective alternatives to our products or if we do not anticipate and respond to technological changes, our business, financial condition and results of operations could suffer a material adverse effect.

Issuance of the Old Notes and any Note Guarantee May Be Subject to Fraudulent Conveyance Laws

   Under applicable provisions of the U.S. Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance laws, if we, at the time we issued the old notes:

     (1) incurred such indebtedness with the intent to hinder, delay or defraud creditors; or

     (2) received less than reasonably equivalent value or fair consideration for incurring such indebtedness, and:

     . were insolvent at the time of incurrence;

     . were rendered insolvent by reason of such incurrence (and the application of the proceeds thereof);

     . were engaged or were about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on our businesses; or

     . intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they matured,

then, in each case, a court of competent jurisdiction could (1) void, in whole or in part, the notes, and direct the repayment of any amounts paid thereunder to our creditors, (2) subordinate the notes to our obligations to our existing and future creditors, or (3) take other actions detrimental to the holders of the notes. The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in such case. Generally, however, we would be considered insolvent if the sum of our debts, including contingent liabilities, was greater than all of our assets at fair valuation or if the present fair saleable value of our assets was less than the amount that would be required to pay the probable liability on our existing debts, including contingent liabilities, as they become absolute and matured. A note guarantee, at the time it is issued by one of our subsidiaries, would also be subject to the same fraudulent transfer or conveyance laws as the notes.

You Cannot Be Sure That an Active Trading Market Will Develop for the Exchange Notes

   The old notes were offered to a small number of institutional buyers and are eligible for trading in the PORTAL Market The exchange notes will be a new issue of securities for which there is no existing trading market. We cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. First Union Capital Markets has advised us that it currently intends to make a market with respect to the exchange notes. However, it is not obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offer or the effectiveness of a shelf registration statement in lieu thereof. We do not intend to apply for listing of the exchange notes on any national securities exchange or on Nasdaq. The liquidity of, and trading market for, the exchange notes also may be adversely affected by changes in the market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the exchange notes.

                                USE OF PROCEEDS

   BGF will not receive any cash proceeds from the exchange of old notes pursuant to the exchange offer. The net proceeds to BGF from the sales of the old notes were approximately $94.9 million, after deducting the initial purchaser's discount and expenses of the offering of the old notes. BGF used the net proceeds from the offering to repay all $65.0 million of indebtedness under BGF's senior subordinated credit facility and $29.9 million of indebtedness under the revolver under BGF's senior credit facility. This indebtedness was incurred on September 30, 1998 to fund the purchase by AGY Holdings of the 51% ownership interest in Advanced Glassfiber. Affiliates of First Union Capital Markets are a lender and the agent under both the senior credit facility and the senior subordinated credit facility. For a description of certain terms under the senior credit facility, see "Description of Other Indebtedness."

                                 CAPITALIZATION

   The following table sets forth the capitalization of BGF as of September 30, 1998 and as adjusted to give effect to the issuance and sale of the old notes and the affiliated transaction as if such events had occurred on September 30, 1998.

   The following table should be read in conjunction with the historical Consolidated Financial Statements of BGF, the related notes thereto, and other information contained elsewhere in this prospectus. See "Where You Can Find More Information," "Summary Unaudited As Adjusted Financial Information," "Summary Historical Financial Information," "Selected Financial and Operating Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                         At September 30, 1998
                                                         ----------------------
                                                          Actual    As Adjusted
                                                         ---------  -----------
                                                              (dollars in
                                                              thousands)
Long-term debt (including current portion):
  Senior credit facility................................ $  87,000   $  58,550
  Senior subordinated credit facility...................    65,000          --
  Notes offered hereby (1)..............................        --      98,000
                                                         ---------   ---------
    Total long-term debt (2)............................   152,000     156,550
                                                         ---------   ---------
Stockholder's equity:
  Common stock, $1.00 par value, authorized 3,000
   shares; issued and outstanding 1,000 shares..........         1           1
  Capital in excess of par value........................    34,999      34,999
  Retained earnings (3).................................    60,411      59,350
  Loan to parent (4)....................................  (135,302)   (136,702)
                                                         ---------   ---------
    Total stockholder's deficit.........................   (39,891)    (42,352)
                                                         ---------   ---------
      Total capitalization.............................. $ 112,109   $ 114,198
                                                         =========   =========

--------
(1) Net of original issue discount of $2,000.
(2) The increase in as adjusted total long-term debt is due to the initial purchaser's discount, estimated fees and expenses related to the offering of the old notes and post-closing adjustments related to the affiliated transaction. See "Prospectus Summary--The Affiliated Transaction."
(3) The reduction in as adjusted retained earnings is due to a write-off of debt issuance costs associated with the senior subordinated credit facility of $1,725 ($1,061 after tax benefit).
(4) Loan to parent related to the affiliated transaction of $135.8 million net of an existing outstanding loan from parent.

                  SELECTED FINANCIAL AND OPERATING INFORMATION
                             (dollars in thousands)

   The following selected historical financial information of BGF (except for the as adjusted amounts) for the fiscal years ended December 31, 1995, 1996 and 1997, and as of December 31, 1996 and 1997, are derived from the Consolidated Financial Statements of BGF which have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, and are included in this prospectus. The following selected historical financial information for the fiscal year ended December 31, 1994, and as of December 31, 1994 and 1995, were derived from consolidated financial statements of BGF which have been audited and are not included in this prospectus.

   The following selected consolidated financial data as of and for the year ended January 1, 1994 and at the end of and for the nine month periods ended September 30, 1997 and 1998 have been derived from unaudited consolidated financial statements and, in the opinion of BGF, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation, in all material respects, of the results of operations and financial position of BGF at the end of and for each of the interim periods presented. Interim period results are not necessarily indicative of results to be expected for a complete fiscal year. The following selected historical financial information for the year ended January 1, 1994 is not included elsewhere in this prospectus. The following selected historical financial information for the nine month periods ended September 30, 1997 and 1998 is contained elsewhere in this prospectus.

   The unaudited as adjusted financial information for December 31, 1997 and September 30, 1998 give effect to the issuance and sale of the old notes and the affiliated transaction as if such events had occurred on the first day of each of these periods, except for balance sheet data which gives effect to such events as if they had occurred at the balance sheet date.

   The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of BGF, the related notes thereto, and other information contained in this prospectus.

                                               Fiscal Year Ended
                  ---------------------------------------------------------------------------
                  January 1, December 31, December 31, December 31, December 31, December 31,
                     1994        1994         1995         1996         1997         1997
                  ---------- ------------ ------------ ------------ ------------ ------------
                                                                       Actual    As Adjusted
                                                                    ------------ ------------
Net sales.......   $132,573    $150,023     $176,792     $195,196     $217,889     $217,889
Cost of goods
 sold...........    115,076     124,611      144,323      144,825      170,486      170,486
                   --------    --------     --------     --------     --------     --------
Gross profit....     17,497      25,412       32,469       50,371       47,403       47,403
Selling, general
 and
 administrative
 expenses.......      6,941       7,573        9,149       10,220        9,739        9,739
                   --------    --------     --------     --------     --------     --------
Operating
 income.........     10,556      17,839       23,320       40,151       37,664       37,664
Interest
 expense........      4,728       4,311        2,979        1,993        2,355       17,179
Other (income)
 expenses, net..      1,208       1,663          664       (1,868)         (73)         (73)
                   --------    --------     --------     --------     --------     --------
Income before
 taxes and
 cumulative
 effect of
 change in
 accounting
 principle......      4,620      11,865       19,677       40,026       35,382       20,558
Income tax
 expense........      1,824       4,478        7,093       15,996       13,652        7,945
                   --------    --------     --------     --------     --------     --------
Income before
 cumulative
 effect of
 change in
 accounting
 principle .....      2,796       7,387       12,584       24,030       21,730       12,613
Cumulative
 effect of
 change in
 accounting for
 post-retirement
 benefits.......         --         600           --           --           --           --
                   --------    --------     --------     --------     --------     --------
Net income......   $  2,796    $  6,787     $ 12,584     $ 24,030     $ 21,730     $ 12,613
                   ========    ========     ========     ========     ========     ========
                              Nine Months Ended
                                 (unaudited)
                  -----------------------------------------
                  September 30, September 30, September 30,
                      1997          1998          1998
                  ------------- ------------- -------------
                                   Actual      As Adjusted
                                ------------- -------------
Net sales.......    $160,493      $150,711      $150,711
Cost of goods
 sold...........     125,931       122,002       122,002
                  ------------- ------------- -------------
Gross profit....      34,562        28,709        28,709
Selling, general
 and
 administrative
 expenses.......       7,415         7,266         7,266
                  ------------- ------------- -------------
Operating
 income.........      27,147        21,443        21,443
Interest
 expense........       1,949         1,751        12,870
Other (income)
 expenses, net..         (76)           (6)           (6)
                  ------------- ------------- -------------
Income before
 taxes and
 cumulative
 effect of
 change in
 accounting
 principle......      25,274        19,698         8,579
Income tax
 expense........       9,730         7,584         3,303
                  ------------- ------------- -------------
Income before
 cumulative
 effect of
 change in
 accounting
 principle .....      15,544        12,114         5,276
Cumulative
 effect of
 change in
 accounting for
 post-retirement
 benefits.......          --            --            --
                  ------------- ------------- -------------
Net income......    $ 15,544      $ 12,114      $  5,276
                  ============= ============= =============


                                                  Fiscal Year Ended
                     ---------------------------------------------------------------------------
                     January 1, December 31, December 31, December 31, December 31, December 31,
                        1994        1994         1995         1996         1997         1997
                     ---------- ------------ ------------ ------------ ------------ ------------
                                                                          Actual    As Adjusted
                                                                       ------------ ------------
Other Data:
Depreciation &
 amortization (1)..   $ 8,672     $ 7,801      $ 8,223      $  6,085     $  6,759     $  6,759
Capital
 expenditures...        3,796       1,942        8,311        21,983        7,275        7,275
EBITDA (2)......       19,228      25,640       31,543        46,236       44,423       44,423
EBITDA margin
 (2)............         14.5%       17.1%        17.8%         23.7%        20.4%        20.4%
Ratio of total
 debt to
 EBITDA.........          2.2x        1.4x         0.6x          0.8x         0.6x         3.8x
Ratio of EBITDA
 to cash
 interest
 expense........          4.2x        6.1x        10.2x         23.3x        16.9x         2.7x
Ratio of
 earnings to
 fixed charges
 (3)............          1.9x        3.4x         6.8x         17.4x        14.5x         2.2x
Balance Sheet Data (at
 period end):
Working
 capital........      $30,597     $45,534      $40,745      $ 39,702     $ 51,799     $ 51,659
Total assets....       90,234      95,592       97,029       123,784      136,476      142,354
Total debt (4)..       41,500      35,000       17,500        36,276       25,000      168,539
Stockholder's
 equity
 (deficit)......       38,243      45,030       57,614        66,480       83,297      (54,504)
                                 Nine Months Ended
                                    (unaudited)
                     -----------------------------------------
                     September 30, September 30, September 30,
                         1997          1998          1998
                     ------------- ------------- -------------
                                      Actual      As Adjusted
                                   ------------- -------------
Other Data:
Depreciation &
 amortization (1)..    $  5,176      $  5,688      $  5,688
Capital
 expenditures...          5,210         9,016         9,016
EBITDA (2)......         32,323        27,131        27,131
EBITDA margin
 (2)............           20.1%         18.0%         18.0%
Ratio of total
 debt to
 EBITDA.........             --            --            --
Ratio of EBITDA
 to cash
 interest
 expense........           15.4x         15.9x          2.2x
Ratio of
 earnings to
 fixed charges
 (3)............           13.1x         10.9x          1.7x
Balance Sheet Data (at
 period end):
Working
 capital........       $ 48,712      $ 52,785      $ 53,449
Total assets....        130,641       139,191       140,616
Total debt (4)..         25,000       152,000       156,550
Stockholder's
 equity
 (deficit)......         77,111       (39,891)      (42,352)

--------
(1) Amounts do not include amortization of debt issuance costs and original issue discount, which is included in interest expense.
(2) EBITDA is defined as net income before extraordinary loss, interest expense, income taxes, depreciation, amortization expense, accounting changes and other (income) expenses, net. BGF believes that EBITDA provides additional information for determining its ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements. Not every company calculates EBITDA in exactly the same fashion. As a result, EBITDA as presented above may not necessarily be comparable to similarly titled measures of other companies. EBITDA margin represents the percentage of EBITDA to net sales.
(3) The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings consist of income before extraordinary loss, taxes and changes in accounting principles and fixed charges, excluding capitalized interest. Fixed charges consists of interest expense, capitalized interest, amortization of debt issuance costs and one-third of rental expense (the portion deemed representative of the interest factor). Earnings were adequate to cover fixed charges for the years ended January 1, 1994, and December 31, 1994, 1995, 1996 and 1997 and the nine months ended September 30, 1997 and 1998 by $4.6 million, $11.3 million, $19.6 million, $39.8 million, $35.4 million, $25.2 million, and $19.6 million, respectively.
(4) Includes long-term debt and borrowings under a line of credit.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the Consolidated Financial Statements of BGF and notes thereto contained in this prospectus. See "Risk Factors" for trends and uncertainties known to BGF that could cause reported financial information to differ materially from future results.

Overview

   BGF is the second largest manufacturer of glass fiber fabrics and a leading producer of other high performance fabrics in North America. BGF's fabrics are a critical component in the production of a variety of electronic, filtration, composite, insulation, construction and commercial products. For the twelve months ended September 30, 1998, approximately half of BGF's net sales and EBITDA were derived from the sale of glass fiber fabrics for use in printed circuit boards.

   Over the last five years, the demand for multi-layer printed circuit boards, which primarily use lightweight glass fiber fabrics, has been increasing. In contrast, over the last fifteen months, the demand for BGF's heavyweight fabrics has been decreasing due to competitive pressures from Asian laminate producers. As a result, BGF has shifted its electronics glass fiber fabrics manufacturing capacity mix in recent years from heavyweight fabrics, which are typically used in rigid printed circuit boards, toward more technologically advanced and higher-margin lightweight fabrics. Beginning in the fourth quarter of 1997, BGF has experienced downward pricing pressures on its heavyweight glass fiber fabrics due to foreign exchange fluctuations between the dollar and various Asian currencies and over-capacity in Asian heavyweight fabrics manufacturing, which has led to increased imports of laminates and printed circuit boards into the U.S. from Asia. However, BGF's sales of the higher-margin, lightweight glass fiber fabrics used in multi-layer printed circuit boards have continued to increase. BGF believes that currently, there is no cost-effective substitute for glass fiber fabrics that can satisfy the stringent quality and performance criteria demanded of printed circuit boards.

   From calendar year 1993 to the twelve months ended September 30, 1998, BGF's net sales of glass fiber fabrics to the electronics industry increased at a compound annual growth rate of 8.5%, from $73.2 million to $107.8 million. Over the same time period, net sales of heavyweight glass fiber fabrics to the electronics industry increased from $42.6 million to $47.9 million, and net sales of lightweight glass fiber fabrics to the electronics industry increased from $30.6 million to $59.9 million. For the twelve months ended September 30, 1998, net sales of glass fiber fabrics to the electronics industry represented 51.8% of BGF's net sales.

   During the twelve months ended September 30, 1998, approximately 35.3% of BGF's net sales were derived from the sale of products to the composites and filtration markets. BGF's sales to the composites market are dependent on new aircraft building programs and the refurbishment of existing aircraft. BGF's sales to the filtration market are dependent on environmental laws regulating emissions by industrial customers into the environment. BGF has continued to direct resources to these markets, which is demonstrated by an increase in net sales from $37.6 million in calendar year 1993 to $73.5 million for the twelve months ended September 30, 1998.

   BGF purchases glass yarns, its principal raw material, primarily from three suppliers. While glass yarns have been in short supply from time to time, currently the supply is adequate. BGF generally has been able to pass through price increases in raw materials to its customers.

   The following table summarizes approximate net sales for each market that BGF serves, as classified by BGF, for the fiscal years ended December 31, 1995, 1996, 1997, and for the nine months ended September 30, 1997 and 1998.

                                                                    Nine Months
                                               Fiscal Year Ended       Ended
                                                  December 31,     September 30,
                                              -------------------- -------------
                                               1995   1996   1997   1997   1998
                                              ------ ------ ------ ------ ------
                                                    (dollars in millions)
Electronics:
  Lightweight fabrics........................ $ 45.5 $ 46.1 $ 57.6 $ 42.5 $ 44.8
  Heavyweight fabrics........................   64.8   69.0   65.7   50.4   32.6
Composites...................................   26.2   31.2   45.7   34.2   39.7
Filtration...................................   16.4   21.7   22.8   13.6   13.1
Commercial...................................    9.7   11.5   11.0    8.8    7.9
Insulation...................................    8.2   10.3    9.0    6.7    6.3
Construction.................................    6.0    5.4    6.1    4.3    6.3
                                              ------ ------ ------ ------ ------
    Total net sales.......................... $176.8 $195.2 $217.9 $160.5 $150.7
                                              ====== ====== ====== ====== ======

Results of Operations

The following table summarizes BGF's historical results of operations as a percentage of net sales for the years ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1997 and 1998:

                                                                 Nine Months
                                                                    Ended
                                            Fiscal Year Ended     September
                                              December 31,           30,
                                            -------------------  ------------
                                            1995   1996   1997   1997   1998
                                            -----  -----  -----  -----  -----
Net sales.................................. 100.0% 100.0% 100.0% 100.0% 100.0%
Cost of goods sold.........................  81.6   74.2   78.2   78.5   81.0
                                            -----  -----  -----  -----  -----
  Gross profit.............................  18.4   25.8   21.8   21.5   19.0
Selling, general and administrative
 expenses..................................   5.2    5.2    4.5    4.6    4.8
                                            -----  -----  -----  -----  -----
  Operating income.........................  13.2   20.6   17.3   16.9   14.2
Other (income) expenses:
  Interest expense.........................   1.7    1.1    1.1    1.2    1.2
  Other expenses, net......................   0.4   (1.0)   0.0    0.0    0.0
                                            -----  -----  -----  -----  -----
    Income before taxes....................  11.1   20.5   16.2   15.7   13.0
Income tax expense.........................   4.0    8.2    6.2    6.1    5.0
                                            -----  -----  -----  -----  -----
    Net income.............................   7.1%  12.3%  10.0%   9.6%   8.0%
                                            =====  =====  =====  =====  =====

Nine Months Ended September 30, 1998 and 1997

   Net Sales. Net sales decreased $9.8 million, or 6.1%, to $150.7 million in the first nine months of 1998 from $160.5 million in the first nine months of 1997, due to a decrease in sales in the heavyweight fabric segment of the electronics market. Sales in the electronics market decreased $15.5 million, or 16.7%, to $77.4 million in the first nine months of 1998 from $92.9 million in the first nine months of 1997, due to a decline in sales of heavyweight fabrics used in rigid printed circuit boards. Sales of BGF's products in the composites market increased $5.5 million, or 16.1%, from $34.2 million in the first nine months of 1997 to $39.7 million in the first nine months of 1998 due to strong purchases of carbon, aramid and glass fiber fabrics by the aerospace industry. Sales in BGF's other markets increased $0.2 million due to strong purchases by the construction market, offset in part by a decrease in sales to the insulation and commercial markets.

   Gross Profit Margins. Gross profit margins decreased from 21.5% in the first nine months of 1997 to 19.0% in the first nine months of 1998 due primarily to lower capacity utilization and price pressures in heavyweight fabrics used in rigid printed circuit boards.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses remained relatively constant at 4.8% and 4.6% of net sales in the first nine months of 1998 and 1997, respectively.

   Operating Income. As a result of the aforementioned factors, operating income decreased $5.7 million to $21.4 million, or 14.2% of net sales, in the first nine months of 1998, from $27.1 million, or 16.9% of net sales, in the first nine months of 1997.

   Interest Expense. Interest expense decreased $0.2 million to $1.7 million in the first nine months of 1998 from $1.9 million in the first nine months of 1997, primarily as a result of lower borrowings outstanding during the first nine months of 1998.

   Income Tax Expense. The effective tax rate of 38.5% for both periods is higher than the federal statutory rate of 35.0% primarily due to state income taxes.

   Net Income. As a result of the aforementioned factors, net income decreased $3.4 million to $12.1 million in the first nine months of 1998 from $15.5 million in the first nine months of 1997.

Fiscal Year Ended December 31, 1997 Compared to Fiscal Year Ended December 31, 1996

   Net Sales. Net sales increased $22.7 million, or 11.6%, to $217.9 million in 1997 from $195.2 million in 1996. Sales in the electronics market increased $8.2 million, or 7.1%, to $123.3 million in 1997 from $115.1 million in 1996 due primarily to strong demand in the electronics industry, as well as a shift in product mix toward higher margin lightweight fiber fabrics. The effect of this increased volume was offset in part by price decreases in sales of heavyweight fabrics to Asia in the electronics market. Sales in the composites market increased $14.5 million, or 46.5%, from $31.2 million in 1996 to $45.7 million in 1997, due primarily to increased purchases of carbon fabrics by the aerospace industry. Net sales in other markets remained relatively unchanged.

   Gross Profit Margins. Gross profit margins decreased from 25.8% in 1996 to 21.8% in 1997 due to a decrease in the price of heavyweight fiber fabrics sold to Asia and start-up costs associated with the South Hill, Virginia facility.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $0.5 million to $9.7 million, or 4.5% of net sales, in 1997 from $10.2 million, or 5.2% of net sales, in 1996. This decrease was primarily due to continued cost controls by management and lower professional service expenses.

   Operating Income. As a result of the aforementioned factors, operating income decreased $2.5 million to $37.7 million, or 17.3% of net sales, in 1997 from $40.2 million or 20.6% of net sales, in 1996.

   Interest Expense. Interest expense increased $0.4 million to $2.4 million in 1997 from $2.0 million in 1996. This increase was primarily due to an increase in the interest rates on outstanding debt in 1997 and higher average borrowings throughout the year as a result of a distribution to Glass Holdings to fund the equity of Shanghai Porcher Industries Co., Ltd., a PRC Company and Belmont of America, Inc.

   Income Tax Expense. The effective tax rate in 1997 of 38.6% and in 1996 of 40.0% was higher than the federal statutory tax rate of 35.0% primarily due to state income taxes.

   Net Income. As a result the aforementioned factors, net income decreased $2.3 million to $21.7 million in 1997 from $24.0 million in 1996.

Fiscal Year Ended December 31, 1996 Compared to Fiscal Year Ended December 31, 1995

   Net Sales. Net sales increased $18.4 million, or 10.4%, to $195.2 million in 1996 from $176.8 million in 1995. Net sales were favorably impacted by significant price increases throughout BGF's product lines which was driven by increased demand across all of BGF's markets.

   Gross Profit Margin. Gross profit margins increased from 18.4% in 1995 to 25.8% in 1996 due to significant price increases in BGF's products which were implemented by BGF as a result of unusually strong market conditions.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses remained constant at 5.2% of net sales.

   Operating Income. As a result of the aforementioned factors, operating income increased $16.9 million to $40.2 million, or 20.6% of net sales in 1996, from $23.3 million or 13.2% of net sales, in 1995.

   Interest Expense. Interest expense decreased $1.0 million to $2.0 million in 1996 from $3.0 million in 1995. This decrease was primarily due to lower outstanding borrowings and a prepayment of $8.7 million of subordinated debt which resulted in a decrease in the weighted average interest rate paid by BGF.

   Income Tax Expense. The effective tax rate in 1996 of 40.0% and 1995 of 36.0% was higher than the federal statutory tax rate of 35.0% primarily due to state income taxes.

   Net Income. As a result of the aforementioned factors, net income increased $11.4 million to $24.0 million in 1996 from $12.6 million in 1995.

Liquidity and Capital Resources

   Historically, BGF's primary sources of liquidity have been cash flow from operations and borrowings under BGF's credit facilities. BGF's future need for liquidity will arise primarily from interest payable on the notes and the senior credit facility, principal payments on the senior credit facility beginning in December 1999 and the funding of BGF's capital expenditures and working capital requirements. See "Description of Other Indebtedness." BGF has no mandatory payments of principal on the notes scheduled prior to their maturity.

   Net Cash Provided by Operating Activities. Net cash provided by operating activities was $22.3 million for the nine months ended September 30, 1998. BGF's net operating cash was primarily a result of net income of $12.1 million, depreciation of $5.6 million and decreases in accounts receivable of $7.2 million. Net cash provided by operating activities was $19.9 million for the year ended December 31, 1997 and was primarily the result of net income of $21.7 million and depreciation of $6.6 million, offset by increases in working capital. Net cash provided by operating activities was $22.8 million for the year ended December 31, 1996, and was primarily the result of net income of $24.0 million and depreciation of $6.0 million, offset by increases in working capital. Net cash provided by operating activities was $17.6 million for the year ended December 31, 1995 and was primarily due to net income of $12.6 million and depreciation of $8.1 million, offset by increases in working capital.

   Net Cash Used in Investing Activities. Net cash used in investing activities was $9.0 million for the nine months ended September 30, 1998, and was the result of purchases of property, plant and equipment. Net cash used in investing activities was $7.3 million for the year ended December 31, 1997, and was the result of purchases of property, plant and equipment. Net cash used in investing activities was $25.4 million for the year ended December 31, 1996, and was primarily the result of purchases of property, plant, and equipment of $22.0 million, of which $13.9 million was related to the construction of phase one of BGF's lightweight fabrics facility in South Hill, Virginia. Net cash used in investing activities in 1996 was also impacted by the payment by BGF of approximately $3.5 million in connection with a U.S. federal income tax settlement relating to the purchase of BGF in 1988. Net cash used in investing activities was $8.3 million for the year ended December 31, 1995, and was primarily the result of purchases of property, plant and equipment for a new corporate headquarters building and related land.

   Net Cash Used in Financing Activities. Net cash used in financing activities was $13.3 million for the nine months ended September 30, 1998, resulting primarily from a loan to BGF's parent, Glass Holdings, of $135.3 million, payments on long-term debt and other debt of $20.0 million and $4.5 million of debt issuance costs offset by borrowings under the senior credit facility and senior subordinated credit facility of $152.0 million. Net cash used in financing activities was $12.8 million for the year ended December 31, 1997, and was primarily a result of net payments on debt of $11.3 million, as well as a distribution to Glass Holdings of $4.9 million. This was offset by an increase in the book overdraft of $3.5 million. Net cash provided by financing activities was $2.8 million for the year ended December 31, 1996, which was primarily due to the net borrowings on the working capital line of credit of $27.5 million offset by payments on long-term debt of $8.8 million and a distribution to Glass Holdings of $15.2 million. Net cash used in financing activities was $16.7 million for the year ended December 31, 1995 and was primarily due to payments of long term debt of $17.5 million.

   Certain Indebtedness and Other Matters. At September 30, 1998, BGF had outstanding $152.0 million of long-term debt, consisting of $87.0 million under its senior credit facility and $65.0 million under its senior subordinated credit facility. The credit agreements governing these facilities require BGF to maintain certain minimum net worth, debt to equity, cash flow and current ratio requirements.

   BGF does not believe its current exposure to changes in interest rates under its senior credit facility will have a material adverse effect on its business, financial condition or results of operations. BGF has entered into interest rate swap agreements to hedge its exposure to changes in interest rates under the term loan (as described herein) such that its exposure under the term loan will not have a material adverse effect on its business, financial condition or results of operations.

   On September 30, 1998, BGF entered into a credit agreement with certain lenders and First Union National Bank, as Agent, pursuant to which such lenders have provided BGF with a senior secured credit facility in an aggregate amount of up to $125.0 million. This senior credit facility consists of: (1) a five-year revolving credit facility in an aggregate principal amount of up to $75.0 million and (2) a six-year amortizing term loan in an aggregate principal amount of $50.0 million. The revolver includes (a) a swingline loan facility with a $5.0 million sublimit and (b) a letter of credit facility with a $20.0 million sublimit. The term loan is payable in twenty consecutive fiscal quarterly installments commencing on December 31, 1999 and ending on September 30, 2004. Installments one through four are each $1.0 million; five through eight are each $1.75 million; nine through twelve are each $2.5 million; thirteen through sixteen are each $3.25 million; and seventeen through twenty are each $4.0 million. As of September 30, 1998, BGF had outstanding borrowings under the revolver of $37.0 million and had fully drawn down the term loan. See "Description of Other Indebtedness."

   BGF also entered into a senior subordinated credit facility on September 30, 1998 which provides for a loan in the aggregate principal amount of $65.0 million. The senior subordinated credit facility, which was drawn down in full on September 30, 1998 in connection with the affiliated transaction, was repaid with the proceeds of the offering of the old notes. See "Description of Other Indebtedness."

   On September 30, 1998, AGY Holdings purchased a 51% ownership interest in Advanced Glassfiber for aggregate consideration of approximately $338.9 million (including post-closing adjustments). In connection with the acquisition, BGF loaned Glass Holdings approximately $138.6 million to provide Glass Holdings a portion of the capital necessary to fund the acquisition. BGF raised the proceeds for this loan by borrowing (1) $88.4 million under the Senior credit facility, and (2) $65.0 million under the senior subordinated credit facility. The loan from BGF to Glass Holdings is evidenced in part by promissory notes that bear interest at the Cost of Funds Rate for BGF for the calendar year immediately preceding the date on which any interest is due. With respect to any period of determination, the "Cost of Funds Rate" means a rate per annum equal to the blended interest rate (as reasonably calculated by BGF) applicable to borrowings of BGF during such period in respect of indebtedness incurred by BGF to fund the loan to Glass Holdings. Accrued interest is due and payable on the first business day of February of each year commencing on February 1, 1999 and on any date on which any principal is due. The promissory notes are payable on October 31, 2008 or such later date as may be agreed to by BGF and Glass Holdings. Payments made pursuant to the promissory notes are expected to be offset by other distributions from BGF to Glass Holdings and therefore, the promissory notes should not be considered a source of liquidity. See "Prospectus Summary--The Affiliated Transaction," "Use of Proceeds," "Capitalization" and "Certain Relationships and Related Party Transactions."

   In connection with its purchase of a 51% ownership interest in Advanced Glassfiber, AGY Holdings intends to make a partnership election to step up the basis of certain of its intangible assets. The resulting increase in amortization expense will allow the consolidated U.S. tax group of Porcher Industries (which includes BGF, hereinafter "Porcher U.S.") to significantly reduce its tax liability, and as a result, Porcher U.S. has agreed to defer the receipt of annual distributions which AGY Holdings was otherwise required to make in order to fund those taxes, to the extent that such taxes relate to income earned by AGY Holdings (the "Deferred Distributions"). The amortization deductions may be challenged by the Internal Revenue Service; however, BGF believes the amortization deductions are valid and that AGY Holdings is likely ultimately to prevail in any challenge. If, however, the amortization deductions are disallowed, AGY Holdings will be required to distribute all accumulated annual Deferred Distributions to the extent that both before and after such distribution there is not a default under its senior credit facility or its senior subordinated notes. Moreover, all Deferred Distributions would cease, and AGY Holdings would have to pay in full all future distributions for taxes to Porcher U.S. Based on the purchase price paid by AGY Holdings for its purchase of a 51% ownership interest in Advanced Glassfiber, and a 15 year amortization period, the maximum annual Deferred Distribution will be $6.8 million. The actual amounts of Deferred Distributions may be less if Porcher U.S.'s share of taxes due with respect to income earned by BGF is less than $6.8 million.

   BGF believes that Advanced Glassfiber will have sufficient funds available under its senior credit facility and available cash to fund any potential tax liability resulting from the disallowance of the amortization deductions. However, since BGF is a member of the same consolidated group as AGY Holdings for U.S. federal income tax purposes, BGF may be liable for any unpaid amounts in the event Advanced Glassfiber has insufficient funds to make distributions to AGY Holdings to pay its tax liability in full or if all accumulated annual Deferred Distributions are less than the tax liability. Based on the current level of operations, management of BGF believes that cash flow from operations and borrowings under the senior credit facility will be adequate to fund any tax liability imposed upon BGF as a result of the IRS disallowing the amortization deductions. However, there can be no assurance that BGF will generate sufficient cash from operations or that future borrowings will be available under the senior credit facility to pay any tax liability resulting from the disallowance of the amortization deductions.

   Capital Expenditures. BGF has historically financed capital expenditures through cash flow from operations and borrowings under BGF's credit facilities. Capital expenditures were $9.0 million for the nine months ended September 30, 1998 and $8.3 million, $22.0 million and $7.3 million for the years ended December 31, 1995, 1996, and 1997, respectively. The principal capital expenditures during this period included (1) $3.8 million in 1995, and $0.4 million in 1996, for construction of BGF's corporate headquarters in Greensboro, North Carolina, (2) a total of $16.2 million in 1996 and 1997 for the construction of the first phase of BGF's lightweight fabrics facility in South Hill, Virginia and the acquisition of new weaving looms and finishing equipment, and (3) a total of $3.7 million in 1997 and through September 30, 1998 for the construction of the yarns manufacturing facility at the lightweight fabrics facility. BGF is anticipating total capital expenditures in 1998 and 1999 to be approximately $12.8 million and $15.1 million, respectively.

   BGF's ability to make scheduled payments of principal of, or to pay the interest or liquidated damages (as defined herein), if any, on, or to refinance its indebtedness (including the notes), or to fund planned capital expenditures will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. Based upon the current level of operations, management believes that cash flow from operations and available cash, together with availability under the senior credit facility, will be adequate to meet BGF's future liquidity needs for at least the next two years. However, there can be no assurance that BGF will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility in an amount sufficient to enable BGF to service its indebtedness, including the notes, or to fund its other liquidity needs. In addition, BGF may need to refinance all or a portion of the principal of the notes on or prior to maturity. There can be no assurance that BGF will be able to effect any such refinancing on commercially reasonable terms or at all. See "Risk Factors--Our Indebtedness Results in Significant Debt Service Obligations and Limitations," "Risk Factors--Our Indebtedness May Prevent Us from Engaging in Certain Beneficial Activities," "Description of Other Indebtedness" and "Description of Exchange Notes."

Impact of Inflation

   BGF generally attempts to pass cost increases on to its customers. Costs are affected by, among other things, inflation, and the effects of inflation may be experienced by BGF in future periods. BGF believes, however, that inflation has not had a material impact on BGF during the past three years.

Impact of New Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires public business enterprises to adopt its provisions for fiscal years beginning after December 31, 1997, and to report certain information about operating segments in complete sets of financial statements of the enterprise issued to shareholders. Segment disclosures will also be required in interim financial statements beginning in the second year of application. BGF is evaluating the provisions of SFAS No. 131, but has not determined if additional disclosure will be required.

   SFAS No. 132 "Employers' Disclosure about Pensions and Other Postretirement Benefits," will become effective in 1998. This Statement standardizes the disclosure requirements for pensions and postretirement benefits and will require changes in disclosures of benefit obligations and fair values of plan assets. Comparative disclosures which include prior period information will be restated to conform with the provisions of SFAS No. 132. BGF will adopt the provisions of SFAS No. 132 effective December 31, 1998.

   On June 15, 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. BGF anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on BGF's results of operations or its financial position.

   Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities"' defines such costs and requires that they be expensed as incurred. This pronouncement is effective for financial statements for fiscal years beginning after December 15, 1998 although earlier adoption is encouraged. BGF will adopt this pronouncement effective January 1, 1999 and does not believe that it will materially affect reported results of operations or financial condition upon adoption.

Seasonality

   BGF's business is not materially subject to seasonality.

Year 2000

   Many computer programs use only two digits to identify a year in a date field within the program (e.g., "98" or "02") often meaning that the program will fail to distinguish dates in the "2000s" from dates in the "1900s." If not corrected, computer applications making calculations and comparisons in different centuries may cause inaccurate results, or fail by or at the Year 2000. These Year 2000 related issues are of particular importance to BGF. BGF depends upon its information technology ("IT") and non-IT systems (collectively the "Internal Systems") to conduct and manage BGF's business. Year 2000 related issues may also adversely affect the operations and financial performance of one or more of BGF's material vendors or customers.

   BGF recognizes the significance of the Year 2000 problem and since late 1997, has been working to achieve Year 2000 readiness. BGF's work on Year 2000 issues is being directed by its Information Systems department (the "IS Department") with frequent interaction with senior management. The IS Department is responsible for (1) identifying systems and applications that may be affected by Year 2000 issues (the "Identification Phase"), (2) evaluating and/or developing alternatives for affected systems (modification, replacement or discontinuance) (the "Evaluation Phase"), and (3) converting, testing and implementing systems to ensure that the systems and applications are Year 2000 compliant (the "Conversion, Testing and Implementation Phase"). The IS Department is also responsible for evaluating the Year 2000 readiness of BGF's primary vendors and customers and developing contingency plans in the event BGF or its primary vendors or customers are not Year 2000 ready on a timely basis.

   BGF's goal is to have its Internal Systems Year 2000 compliant by the end of the second quarter of 1999, with the vast majority of such systems compliant no later than the end of April 1999. At the present time, BGF expects to achieve this goal.

   IT Systems. BGF's IT systems include those that run administrative functions such as accounting, e-mail and telephone systems, as well as those systems (including embedded technology in personal computers) used in the day to day management of business functions such as production scheduling and manufacturing order handling. BGF has completed the Identification Phase and Evaluation Phase and is currently about 25% complete with the Conversion, Testing and Implementation Phase for its IT systems. BGF expects to complete conversion, testing and implementation work on its IT Systems no later than the end of the second quarter of 1999.

   Non-IT Systems. BGF's non-IT systems include technology embedded in manufacturing equipment. BGF has completed approximately 50% of the Identification Phase and Evaluation Phase and has begun the Conversion, Testing and Implementation Phase in connection with its non-IT systems. BGF expects to complete the Identification Phase and Evaluation Phase by the end of the first quarter of 1999 and the Conversion, Testing and Implementation Phase no later than the end of the second quarter of 1999.

   Third Parties. The third parties on which BGF relies most heavily are its suppliers of raw materials, energy, equipment and services, as well as its customers. Although BGF purchases its resources from several vendors and sells its products to a number of customers for a wide variety of applications, the failure of a significant number of these vendors or customers to be Year 2000 ready could prevent or substantially impair BGF's ability to transact business with them as usual and BGF would be required to find alternative supplies of these resources or customers for its products. The inability to find, or a delay in finding, such alternatives could have a material adverse effect on BGF's business, results of operations and financial condition.

   BGF has identified its key vendors of raw materials, energy, equipment and services, has contacted each of these suppliers regarding their plans for dealing with Year 2000 issues and has received responses from substantially all of them. BGF is in the process of following up with suppliers who have not yet responded. Of the responses received to date, BGF has not identified any material issues regarding the Year 2000 readiness of its major vendors. However, there can be no assurance that BGF's vendors will be Year 2000 ready. The failure of any material vendor of BGF to be Year 2000 ready could have an adverse material effect on BGF's business and results of operations. Beginning in the first quarter of 1999, BGF is also planning to survey its major customers as to their preparations for the Year 2000 and any anticipated changes in their purchases from BGF related to this issue.

   Costs. BGF is currently using mainly internal resources to address its Year 2000 issues. Costs associated with BGF's Year 2000 efforts are being expensed as incurred through BGF's normal budget with no additional funding allocated to BGF's IS Department. BGF currently estimates that the total overall costs related to its Year 2000 efforts will be approximately $440,000. Expenses incurred through December 15, 1998 were approximately $126,000. Although BGF's current cost estimates are not material to its results of operations, liquidity or capital resources, if BGF determines that significant additional remedial efforts are required following the completion of the Identification and Evaluation Phases to make its Internal Systems Year 2000 compliant, then its actual costs could be significantly higher than currently estimated.

   Contingency Plans. If certain of its Internal Systems or material vendors or customers are not Year 2000 ready on a timely basis, BGF will need alternative means to ensure the continuation of normal business operations. BGF is in the process of developing and evaluating contingency plans relating to both its Internal Systems and external relationships and expects to have such plans in place no later than the end of the second quarter of 1999.

   Risks Presented by the Year 2000. Currently, BGF is not aware of any Year 2000 issues that would materially affect its business or financial condition. However, there can be no assurance that its Internal Systems will be Year 2000 compliant on schedule, that Year 2000 related costs will not become material or that BGF's contingency plans, when finalized, will be adequate. Furthermore, BGF is currently unable to anticipate the magnitude of the effect on BGF of the failure of any of its material vendors and customers to be Year 2000 ready. If any such risks (either with respect to BGF's Internal Systems or its vendors or customers) materialize, they could have a material adverse effect on BGF's business, financial condition and results of operations.

   The disclosures contained herein concerning Year 2000 are designated as "Year 2000 Readiness Disclosures" and are made pursuant to the Year 2000 Information and Readiness Disclosure Act. The estimates and conclusions related to BGF's Year 2000 efforts contain forward looking statements and are based on management's best estimates of future events. Risks to achieving Year 2000 compliance include the availability of resources, BGF's ability to discover and correct potential Year 2000 sensitive problems which could have a serious impact on specific systems, equipment or facilities, and the ability of BGF's material vendors and customers to make their systems Year 2000 compliant. See "Risk Factors--We May Be Affected by "Year 2000' Issues."

                                    BUSINESS

General

   BGF is the second largest manufacturer of glass fiber fabrics and a leading producer of other high performance fabrics in North America. BGF's fabrics are a critical component in the production of a variety of electronic, filtration, composite, insulation, construction and commercial products. BGF's glass fiber fabrics are used in printed circuit boards, which are integral to virtually all advanced electronic products, including computers and cellular telephones. BGF's fabrics are also used to strengthen, insulate and enhance the dimensional stability of hundreds of products in a variety of other end-markets, such as aerospace, transportation, construction, power generation and oil refining. BGF's focus is on producing value-added specialty woven and non-woven fabrics made from glass, carbon and aramid yarns.

   BGF began its glass fiber product development efforts in cooperation with Owens Corning in 1938. As a result of their combined research and development efforts, glass fiber fabrics were available to the market by 1941. In 1947, BGF began to manufacture and sell glass fiber fabrics independently of Owens Corning. In 1951, BGF merged with Horace Linton & Brothers, a narrow tape manufacturer that had teamed with Owens Corning to develop and market glass fiber electrical insulation tapes. In 1956, BGF was acquired by Burlington and remained a division of Burlington until it was sold in 1988 to Porcher Industries.

   BGF is a Delaware corporation. Its headquarters are located at 3802 Robert Porcher Way, Greensboro, North Carolina 27410, and its telephone number is
(336) 545-0011.

Industry Overview

   Glass fiber fabrics are a critical component in the production of numerous products in the electronics industry, including primarily printed circuit boards, as well as products in a variety of other end-markets, such as aerospace, transportation, construction, power generation and oil refining. In general, the industry BGF competes in is characterized by a limited number of domestic producers, barriers to entry consisting primarily of a limited supply of raw materials, diversified end-user markets, and a lack of product substitutes.

   Limited Number of Domestic Producers. BGF is one of a limited number of major domestic manufacturers of glass fiber fabrics. BGF and its primary competitor, Hexcel/Clark-Schwebel, account for approximately 90% of domestic capacity, which is estimated to be 400 million yards. Domestic market share, as estimated by BGF, is detailed in the following chart:

                                              Glass Fabric Domestic Market Share
                                              ----------------------------------
   Hexcel/Clark-Schwebel.....................                 50%
   BGF.......................................                 40%
   JPS Converter and Industrial..............     (less than) 10%

   The major competitors in the global glass fabric weaving industry are BGF/Porcher Industries, Hexcel/Clark-Schwebel, Nitto Boseki (Japan), Nan Ya Plastics (Taiwan) and Taiwan Glass (Taiwan). Although currently direct imports of glass fiber fabrics into the U.S. have been limited, increasing imports of laminates and rigid printed circuit boards from Asia have been impacting demand for domestically produced heavyweight glass fiber fabrics used in rigid printed circuit boards.

   Barriers to Entry. There are a limited number of major global suppliers of glass and carbon yarns to fabric producers such as BGF, and BGF has experienced supply shortages from time to time. Accordingly, BGF believes that it would be difficult for new competitors to ensure a constant and adequate supply of glass and carbon yarns. Additionally, the process of producing high quality glass fiber and other high performance fabrics requires extensive technological expertise and research and development capability, both of which require substantial know-how and capital compared to many less complex businesses.

   Diversified End-User Markets. The unique characteristics of BGF's fabrics make them critical components in a variety of products manufactured for sale in the electronics, composites, filtration, commercial, insulation and construction markets. Within each of these markets, BGF's fabrics have a variety of end-use applications, including printed circuit boards, telecommunications equipment, filtration bags, heat shields, welding curtains, aircraft laminates, helicopter blades, reinforced concrete, roofing materials, wall coverings, filtration equipment and sporting goods.

   Lack of Product Substitutes. For many applications of BGF's products, there are a limited number of economical product substitutes, if any. For example, substantially all printed circuit boards for high-end electronics applications use glass fiber fabrics. The unique properties of glass fiber also make it a critical component in high temperature filtration and insulation products. In many composite products, only glass, carbon and aramid fibers can meet the requisite strength-to-weight ratios.

   Glass fiber fabrics are the reinforcement for the vast majority of high-end electronic products. Demand for electronics products has experienced substantial growth in recent years and is expected to continue to grow due to expanded applications, technological advancements and new computer products and systems introductions. BGF believes this growth is primarily attributable to the development of more complex and sophisticated electronic products, including cellular telephones, pagers, personal computers and portable computing devices, as well as the increasing electronic content of products in which such use has been historically absent or limited, such as automobiles, home appliances and medical equipment.

   The following chart illustrates the role of glass fiber fabric producers in the U.S. electronics industry supply chain based on estimated 1997 sales:

 [In the document to be delivered to investors, a reverse pyramid appears here that
            contains the following information from top to bottom:]
                  Electronics                    $382 Billion
                  Printed Circuit Boards         $  8 Billion
                  High Pressure Laminates        $1.4 Billion
                  Glass Fiber Fabrics            $305 Million
                  Glass Fiber Yarn               $150 Million

      Sources: PCI Quarterly Forecast--December 1997 and Company estimates

   Glass fiber fabrics offer an excellent combination of properties from high strength to fire resistance. Wide ranges of yarn sizes and weave patterns provide broad design potential, enabling customers to choose the best combination of material performance, economics and product flexibility. Carbon fiber fabrics possess many of the same characteristics of glass fiber fabrics and provide higher strength, higher modulus and lighter weight in the products in which they are incorporated. Aramid fiber fabrics also share many of the same characteristics as glass fiber fabrics and are lighter in weight and provide greater impact resistance in the products in which they are incorporated.

Company Strengths

   BGF attributes its strong historical results and its positive outlook for growth and profitability to the following factors:

   Leading Market Position. BGF has been a technological leader in producing glass fiber fabrics since it pioneered the industry with Owens Corning in the 1930s. BGF was the first to produce glass fiber fabrics, the first glass fiber fabric weaver to become ISO 9002 certified and the first to bring a variety of innovative products and manufacturing techniques to the market. BGF continues to capitalize on its strong position as the second largest North American manufacturer of glass fiber fabrics with an estimated 40% of domestic capacity.

   Attractive Industry Fundamentals. The glass fiber fabrics industry is characterized by a limited number of domestic manufacturers; barriers to entry consisting primarily of a limited supply of raw materials; diverse end-user markets; and a limited number of product substitutes. In addition, the electronics industry, which accounted for approximately half of BGF's net sales and EBITDA for the twelve months ended September 30, 1998, has experienced substantial growth in recent years and is expected to continue to grow due to expanded applications, technological advancements, and new computer products and systems introductions. Industry research published in 1998 forecasts that the United States printed circuit board market will grow from $8.4 billion in 1997 to $11.1 billion in 2002, representing a 5.7% compound annual growth rate.

   State-of-the-Art Facilities. To maintain BGF's position as a technological leader in producing glass fiber fabrics for the electronics industry, BGF commenced operations at its 128,000 square foot facility in South Hill, Virginia in 1996. This facility is dedicated to the production of lightweight glass fiber fabrics for the electronics industry. Advanced Glassfiber leases segregated space at the South Hill facility to manufacture glass yarns exclusively for BGF's production of lightweight glass fiber fabrics. BGF also built a state-of-the-art research and development laboratory as part of its new corporate headquarters in 1995 to focus on the development of new products.

   Strong Cash Flow Generator in a Leveraged Environment. BGF's strong cash flow characteristics and experienced management team have enabled it to successfully operate as a leveraged company. In 1988, Porcher Industries acquired BGF from Burlington in a leveraged buyout. Immediately following the buyout, BGF's total debt was $88.0 million. Between 1988 and September 30, 1998, BGF reduced its debt by $75.0 million, while making significant investments in the business, including a new corporate headquarters and research and development facility and the first phase of the South Hill, Virginia lightweight fabric facility.

   Long-Term Customer Relationships. Due to the high quality of its products, its ability to meet the unique quality specifications required by its customers, the emphasis it places on customer service, and a limited number of domestic producers, BGF has been able to maintain long-term relationships with many of its customers. Each of BGF's top ten customers for the twelve months ended September 30, 1998 has been a customer since 1989.

   Unique Physical Properties of Glass Fiber Fabrics. Glass fiber fabrics possess several desirable characteristics including dimensional stability; heat resistance; moisture resistance; chemical resistance; electrical resistance; thermal conductivity; and when combined with other composite materials, a high strength-to-weight ratio. These unique characteristics make glass fiber fabrics the material of choice for a variety of end-use applications, including printed circuit boards, telecommunications equipment, structural aircraft parts and interiors, window coverings, automotive part reinforcement, muffler insulation, filtration bags and sporting goods.

Business Strategy

   BGF's goal is to be the preferred supplier to markets that require a technically complex application of fabrics made of glass, carbon and aramid yarns. To achieve this goal, BGF intends to pursue the following key strategies:

   Continue to Focus on Lightweight Fabrics for the Multi-Layer Printed Circuit Board Market. BGF seeks to continue to expand its sales of lightweight glass fiber fabrics to meet the growing demand for multi-layer printed circuit boards. BGF's investment in the South Hill, Virginia lightweight fabrics facility is an important part of this strategy. In addition, BGF has leased a portion of this facility to Advanced Glassfiber to manufacture glass yarns exclusively for BGF's production of lightweight glass fiber fabrics. Management believes that this arrangement strengthens the compatibility between BGF's weaving process and the glass yarns used in such process, thereby enabling BGF to produce the highest quality lightweight glass fiber fabrics. Management also believes that the quality of the products manufactured at the South Hill facility will enable BGF to enhance and expand its relationships with customers in the multi-layer printed circuit board market. BGF has increased its net sales of lightweight glass fiber fabrics by 95.8%, from $30.6 million in 1993 to $59.9 million for the twelve months ended September 30, 1998.

   Capitalize on the Growth in the Filtration and Composites
Markets. Management believes substantial opportunities exist to increase BGF's sales and market share in both the filtration and composites markets, which together accounted for approximately 35.3% of BGF's net sales for the twelve months ended September 30, 1998.

   BGF intends to leverage its already strong position in the high temperature filtration market by developing new woven and non-woven high performance fabrics for environmental applications in power generation, steel mills and other industries that are subject to strict environmental regulations. In addition, management believes that there may be increased opportunities internationally in this market as lesser developed countries adopt stricter environmental regulations.

   Management also believes BGF has substantial opportunities to increase sales in the composites market for applications in the transportation industry. In the composites market, BGF is pursuing strategic relationships with key suppliers to the aerospace and automobile industries for the design and manufacture of new products. BGF has increased net sales in the filtration and composites markets by 95.5%, from $37.6 million in 1993 to $73.5 million for the twelve months ended September 30, 1998.

   Developing New Applications for Fabrics. BGF plans to continue to leverage the technical expertise and experience of its research and development and sales and marketing staff to develop new applications for existing fabrics and to develop new fabrics that meet customer requirements for strength, weight, fire resistance and durability. Management believes that many opportunities exist to continue to develop both woven and non-woven fabrics to replace traditional materials in markets which have historically not utilized fabrics such as those produced by BGF. For example, BGF has begun selling certain of its fabrics for use in the reinforcement of metal automobile body parts.

Products and Markets

   BGF sells its products primarily in North America and focuses on the following markets:

   Electronics. BGF produces glass fiber fabrics for multi-layer and rigid printed circuit boards for use in the electronics industry. The demand for multi-layer printed circuit boards, which primarily use lightweight glass fiber fabrics, has been increasing. Furthermore, the demand for BGF's heavyweight fabrics has decreased due to competitive pressures from Asian laminate producers. As a result of the increasing demand for multi-layer printed circuit boards, which primarily use lightweight glass fiber fabrics, BGF has shifted its electronics glass fiber fabrics manufacturing capacity mix in recent years from heavyweight fabrics, which are typically used in rigid printed circuit boards, toward more technologically advanced and higher margin lightweight fabrics. Sales of glass fiber fabrics to the electronics industry were $107.8 million for the twelve months ended September 30, 1998, representing 51.8% of BGF's net sales.

   Composites. BGF's glass, carbon and aramid fiber fabrics are used in various composite materials, which are used in various applications, including structural aircraft parts and interiors, helicopter rotor blades, tooling, brake linings and ducting. Sales of fabrics for composites were $51.2 million for the twelve months ended September 30, 1998, representing 24.6% of BGF's net sales.

   Filtration. BGF produces fabrics for high temperature dust filtration used by industrial customers to control emissions into the environment. BGF's filtration bags are sold to utilities, producers of asphalt and carbon black, cement plants and steel mills. Sales of BGF's filtration fabrics were $22.3 million for the twelve months ended September 30, 1998, representing 10.7% of BGF's net sales.

   Commercial. BGF's glass fiber fabrics are used in commercial applications where fire resistance and dimensional stability are critical. Applications for these products include ceiling tile and acoustical facing fabrics, window coverings and movie screens. Sales of BGF's commercial fabrics were $10.1 million for the twelve months ended September 30, 1998, representing 4.9% of BGF's net sales.

   Insulation. BGF produces materials for high-temperature, fire-resistant insulation. Applications for these products include insulation for joints, pipes, valves, transportation exhaust systems, heat shields and home appliances. Sales of BGF's insulation fabrics were $8.6 million for the twelve months ended September 30, 1998, representing 4.1% of BGF's net sales.

   Construction. The fire resistant qualities of glass fiber fabrics make them a critical component of products used in the construction industry. Applications for these products include smoke and fire barrier curtains, drywall bonding tape, rubber mat backing and fabric structures, such as commercial tents and roofs. Sales of BGF's construction fabrics were $8.1 million for the twelve months ended September 30, 1998, representing 3.9% of BGF's net sales.

Sales and Marketing

   BGF sells its products through a direct sales force of eight sales representatives, four market managers and two telemarketing representatives. All of the sales representatives and three of the four market managers have been with BGF for more than ten years. BGF's sales representatives have geographic territories, while the market managers are responsible for specific product lines. The sales representatives are compensated on a salary and commission basis and the market managers are compensated on a salary and bonus basis. Each sales representative has a technical orientation and the necessary expertise to sell BGF's full line of products. BGF maintains an internet web site, located at www.bgf.com, which contains extensive product information.

   BGF sells its products to over 400 customers, including many leading companies in their respective industry segments such as Cytec Fiberite, Polyclad Laminates, Isola USA and General Electric. BGF continually seeks to strengthen and expand its relationship with its customers. Due to the stringent quality, delivery and performance standards demanded by many of BGF's customers and end-users, customers are increasingly moving toward single source supply and collaborative agreements among both fabric producers, such as BGF, and end-users. BGF believes that it is well positioned to benefit from this trend because of its strong competitive position within the industry, its investment in technical and manufacturing expertise and its long-term relationships with customers and suppliers. During the twelve month period ended September 30, 1998, two customers of BGF, Cytec Fiberite and Polyclad Laminates, each accounted for more than 10% of BGF's net sales and BGF's top ten customers accounted for 55.2% of BGF's total sales.

Manufacturing Facilities and Processes

   BGF owns and operates four manufacturing facilities and a research and development facility, together occupying over 786,000 square feet. By exchanging manufacturing technology and expertise with its international affiliates within Porcher Industries, BGF is able to develop innovative, efficient and flexible manufacturing processes. BGF was the first weaver of glass fiber in the United States to be ISO 9002 certified, which evidences BGF's strong focus on high-quality manufacturing processes. The following table sets forth the general location, principal uses and approximate size of BGF's properties and whether such properties are leased or owned.

                                                                         Approximate Leased
                                                                           Area In     Or
Facility                 Use                                             Square Feet Owned
--------                 ---                                             ----------- ------
Greensboro, North        Headquarters; Research and Development Facility    36,000   Owned
Carolina

Altavista, Virginia      Weaving glass fiber and aramid fibers             399,000   Owned

South Hill, Virginia
 Heavyweight Fiber       Weaving heavyweight glass fibers                  147,000   Owned
 Fabrics Facility

 Lightweight Fiber       Weaving lightweight glass fibers                  128,000   Owned
 Fabrics Facility

Cheraw, South Carolina   Weaving carbon fibers                              76,000   Owned

Altavista, Virginia      Warehouse                                         101,000   Leased

Altavista, Virginia      Warehouse                                          24,000   Leased

Los Angeles, California  Warehouse                                          20,000   Leased

South Hill, Virginia     Warehouse                                          18,000   Leased

   South Hill, Virginia--Lightweight Fabrics Facility. This facility is dedicated to producing lightweight glass fiber fabrics for the multi-layer printed circuit board market. Lightweight glass fiber fabrics are manufactured through a multi-step process applied to glass yarns which consist of glass filaments gathered together in twine-like strands. BGF first purchases glass yarns and then adds a protective coating to protect the yarns during the weaving process. The yarns are then woven into various patterns and constructions generally established by industry standards. The woven fabric is then sent through a heat cleaning process where organic materials are burned away. After the cleaning process is completed, the fabric may be treated with a finishing process at BGF's Altavista, Virginia facility if required by the particular application or end-use of the fabric. The specific finishing agent that is used depends upon the chemistry and processes of the customer's products. BGF has developed several proprietary finishing agents that BGF believes allows its fabrics to interact more effectively with certain of its customers' processes than its competitors' finishes.

   The first phase of the lightweight fabrics facility has been operating for approximately two years. BGF expects the second phase of the facility, which will provide finishing capability and additional weaving capacity for lightweight fabrics, to be completed in 2000. BGF expects the third phase of the facility, which will provide distribution capabilities as well as additional finishing capabilities, to be completed by the end of 2002. Currently, Advanced Glassfiber leases approximately 27,200 square feet of segregated space at the lightweight fiber fabric facility for the purpose of manufacturing glass yarns for exclusive supply to BGF under a supply contract, extendible at the option of Advanced Glassfiber, that expires on December 31, 2008. BGF also provides Advanced Glassfiber with leased employees and administrative and technical support services.

   South Hill, Virginia--Heavyweight Fabrics Facility. This facility produces heavyweight glass fiber fabrics used primarily for rigid printed circuit board applications and utilizes some of the same manufacturing processes as BGF's lightweight fabric facility. This facility also produces certain lightweight glass fiber fabrics, which production can be increased if necessary.

   Altavista, Virginia. This facility produces specialty woven and non-woven glass fiber fabrics for high temperature filtration, scrim, glass mat and general industrial fabrics. The Altavista facility is fitted with modern twisting and texturing equipment to provide the flexibility necessary for processing a variety of yarns to produce fabrics for multiple markets. For woven products, the manufacturing process is similar to the process utilized at BGF's South Hill, Virginia facilities, except that some of the yarns undergo a preparation stage whereby BGF twists and plies the yarns prior to the weaving process to produce the desired texture and thickness to meet specific customer needs and product designs. After the weaving process is completed, the fabric may be sold with or without a finishing process. BGF also manufactures a non-woven fabric made of glass fiber, and others made of glass, aramid and other synthetic fibers, at the Altavista facility. BGF also weaves Kevlar and Twaron aramid fibers at the Altavista facility. The Altavista facility has the capability to finish all of the fabric types manufactured by BGF and currently finishes all of BGF's products, including products manufactured at its other facilities that are shipped by truck to the Altavista facility.

   Cheraw, South Carolina. This facility handles all stages of weaving carbon yarns for the highly technical aerospace, transportation and composites markets. To produce carbon fiber fabrics, BGF purchases carbon yarns and, upon confirming that the yarns are of a sufficient quality to meet its customer needs, weaves the yarns to the customer's specifications. Unlike glass and aramid yarns, carbon yarns are conductors of electricity and therefore, are isolated from BGF's other manufacturing facilities to ensure quality and safety in the production process.

Research and Development

   Throughout its history, BGF has demonstrated that it is one of the industry's leading innovators, by becoming the first to weave glass fabrics; develop a patented process for heat cleaning glass fabrics to improve the physical properties of composites; weave single yarns by developing warp size; develop unidirectional fabrics; and develop a product using "DE" size filaments to improve composite strengths. BGF believes its innovations have enhanced existing customer relationships and created new applications for BGF's fabrics.

   BGF maintains a research and development staff of seven chemical and four laboratory technicians who work under BGF's Director of Research and Development. BGF has a modern, well-equipped research and development facility, located at its headquarters in Greensboro, North Carolina, that divides its efforts among developing new products and improving current products. The research and development facility is divided into seven state-of-the-art laboratories focusing on the following strategic areas of product development:
Applications Development, Physical Testing, Microscopy, Analytical Testing, Pilot Processing, Composites Development and Filtration Technology.

Raw Materials

   The principal materials used in the manufacture of BGF's products are glass, aramid and carbon yarns. BGF purchases glass yarns from Advanced Glassfiber, PPG Industries, Nitto Boseki and Vetrotex. Beginning in September 1998, Advanced Glassfiber began to supply BGF with glass yarns produced at the South Hill, Virginia lightweight fiber fabrics facility. See "Manufacturing Facilities and Processes." The supply agreement for such yarns expires on December 31, 2008, unless extended by Advanced Glassfiber. Glass Holdings, BGF's parent corporation, through a wholly owned subsidiary, purchased a 51% interest in Advanced Glassfiber from Owens Corning on September 30, 1998. See "Prospectus Summary--The Affiliated Transaction." BGF's main suppliers of carbon yarns are Amoco, Toho and Hexcel and its main suppliers of aramid yarns are DuPont and Akzo Nobel.

Competition

   BGF is the second largest domestic manufacturer of glass fiber fabrics and a leading producer of other high performance fabrics. BGF's primary competitor is Hexcel/Clark-Schwebel. Other competitors are smaller and generally compete in niche markets. The major competitors in the global glass fabric weaving industry are BGF/Porcher Industries, Hexcel/Clark-Schwebel, Nitto Boseki (Japan), Nan Ya Plastics (Taiwan) and Taiwan Glass (Taiwan).

   Beginning in the fourth quarter of 1997, BGF has experienced downward pricing pressures on its heavyweight glass fiber fabrics due to foreign exchange fluctuations between the dollar and various Asian currencies and over-capacity in Asian heavyweight fabrics manufacturing, which has led to increased Asian imports of laminates and printed circuit boards into the United States.

Employees

   As of September 30, 1998, BGF employed 1,142 full time and part time employees, 213 of which are salaried employees and 929 of which are paid on an hourly basis. All of BGF's employees are located in the United States. Of these employees, 1,035 were engaged in manufacturing and manufacturing related services, and 107 were engaged in sales, marketing and administrative functions. None of BGF's employees is represented by a labor union. BGF considers its relationship with its employees to be strong and since January 1994, has experienced an annual turnover rate of 5.9%.

Environmental and Safety and Health Matters

   The past and present operations of BGF, including its ownership and operation of real properties, are subject to extensive and changing federal, state, local and foreign environmental laws and requirements including those governing discharges to air and water, the handling and disposal of soils and hazardous substances and wastes, and the remediation of contamination associated with releases of hazardous substances at BGF's facilities and off-site disposal locations. The operations of BGF are also governed by laws and requirements relating to workplace safety and health. Management believes that BGF is generally in material compliance with currently applicable environmental laws and requirements.

   BGF may incur costs or liabilities relating to environmental or safety and health matters in the future, including those relating to compliance with laws and requirements, remediation of contamination or claims by third parties.

   BGF, like all weavers of glass, carbon and aramid fibers, is subject, in certain jurisdictions, to laws and regulations designed to reduce solid wastes by requiring, among other things, certain wastes to be degradable in landfills, minimum levels of recycled content, various recycling requirements, disposal fees and limits on the use of certain products. In addition, various consumer and special interest groups have lobbied from time to time for the implementation of additional environmental protection measures. BGF does not believe that the legislation promulgated to date and currently pending initiatives will have a material adverse effect on its business, financial condition and results of operations. There can be no assurance that any future legislation or regulatory efforts will not have a material adverse effect on BGF's business, financial condition and results of operations.

Legal Proceedings

   From time to time, BGF is involved in various legal proceedings arising in the ordinary course of business. None of the legal matters in which BGF is currently involved, either individually or in the aggregate, is expected to have a material adverse effect on BGF's business, financial condition and results of operations. See "Environmental and Safety and Health Matters."

Patents and Trademarks

   BGF has several United States patents, patent applications and trademarks. While BGF considers its patents to be valuable assets, BGF does not believe that its competitive position is dependent on patent protection or that its operations are dependent on any individual patent or group of related patents. However, in some instances, patents and patent protection may serve as a barrier to entry in certain product lines. BGF's policy is to obtain patents on its new products and enforce its patent rights.

                                   MANAGEMENT

Directors, Executive Officers and Senior Managers of BGF

   The following sets forth certain information with respect to members of the Board of Directors, executive officers and other senior managers of BGF.

Name                      Age                           Positions with BGF
----                      ---                           ------------------
Robert T. Porcher.......   70 Chairman of the Board, Chief Executive Officer and Director
Philippe Porcher........   45 Vice Chairman
Graham A. Pope..........   65 Director
Richard L. Cromer.......   55 President
Philippe R. Dorier......   42 Senior Vice President, Chief Financial Officer, Secretary and Treasurer
James R. Henderson......   61 Executive Vice President Sales and Merchandising
Gerald F. Mitchell......   51 Vice President Manufacturing
Robert A. Frank.........   56 Vice President Operations
Charles H. Alligood.....   59 Vice President Quality Assurance and Industrial Engineering
Lee-Pei H. Chou, Ph.D...   50 Vice President Research and Development
Edward P. Cardille......   59 Vice President Information Systems
Thomas E. Mann, Jr......   45 Vice President Human Resources

   Robert T. Porcher has been Chairman of the Board, Chief Executive Officer and a Director of BGF since 1988. Mr. Porcher has maintained various positions with Porcher Industries, including Chairman of the Board of Directors and Chief Executive Officer of Porcher Industries, since 1952. Mr. Porcher, together with certain members of his family, beneficially owns a controlling interest in Porcher Industries, which owns 100% of the outstanding capital stock of BGF's parent, Glass Holdings. Since December 9, 1998, Mr. Porcher has served as Chairman of the Supervisory Board of Porcher Industries.

   Philippe Porcher has been the Vice Chairman of BGF since April 1998. He has also served as Vice President of Porcher Industries since March 1993. Before becoming Vice President of Porcher Industries, Mr. Philippe Porcher served as Director of Porcher Industries' industrial division. Mr. Philippe Porcher is the son of Robert Porcher, who is Chairman of the Board, Chief Executive Officer and a Director of BGF. Since December 9, 1998, Mr. Philippe Porcher has served as Chairman of the Executive Board of Porcher Industries.

   Graham A. Pope has been a Director of BGF since 1989. From 1989 until 1998, Mr. Pope served as President and Chief Operating Officer of BGF. From 1959 to 1988, Mr. Pope served in various positions with Burlington, including Division Manufacturing Manager of Burlington's Glass Division. Since December 9, 1998, Mr. Pope has served as a member of the Supervisory Board of Porcher Industries.

   Richard L. Cromer was named President of BGF in April 1998. Prior to joining BGF, Mr. Cromer was employed by Owens Corning for 31 years in various capacities, including as Director of Operations Strategy from 1997 to 1998, General Manager-Textiles from 1994 to 1997 and Director of Operations Support from 1989 to 1994. Since December 9, 1998, Mr. Cromer has served as a member of the Executive Board of Porcher Industries.

   Philippe R. Dorier has been Senior Vice President, Chief Financial Officer, Secretary and Treasurer of BGF since 1993. From 1988 to 1993, he served as BGF's Vice President International Audit. From 1984 until 1988, Mr. Dorier served as the Vice President of Finance of Babolat VS, S.A., and from 1980 until 1983, as the Administration and Finance Manager of Syva-Biomerieux S.A. Since December 9, 1998, Mr. Dorier has served as a member of the Executive Board of Porcher Industries.

   James R. Henderson has been Executive Vice President Sales and Merchandising since joining BGF in 1989. Prior to joining BGF, Mr. Henderson was employed for 31 years with United Merchants and Manufacturers, Inc. ("United"), a company engaged in the textile business. Mr. Henderson served as the

Senior Vice President of United, President of their Uniglass Division, and as Chairman of the Board of United's Marglass subsidiary in England.

   Gerald F. Mitchell has been Vice President Manufacturing of BGF since 1991. From 1970 until 1991, Mr. Mitchell was employed with Burlington in various capacities, including as a Plant Manager of Burlington's Knit Division from 1989 to 1991 and as the Vice President, Manufacturing of Burlington's Lees Carpet Division from 1986 to 1989.

   Robert A. Frank has been Vice President Operations of BGF since 1988. From 1967 until 1988, Mr. Frank held various planning and marketing positions with Burlington, including Marketing Manager of Burlington's Electronics Applications Department, Operations Manager of Burlington's Glass Division and Vice President of Operations.

   Charles H. Alligood has been Vice President Quality Assurance and Industrial Engineering of BGF since 1988. From 1964 until 1988, Mr. Alligood was employed by Burlington and served in various positions including as Division Industrial Engineer for Burlington's Glass Division from 1983 until 1988 and as Cost Reduction Coordinator for Burlington's Industrial Division from 1981 to 1983.

   Lee-Pei H. Chou, Ph.D. has been Vice President Research and Development of BGF since 1997. From 1986 until 1996, Dr. Chou served as the Research and Development Director/Manager of Elk Corporation. From 1984 until 1986, Dr. Chou served as the Research and Development Leader of Trenco, Inc. a subsidiary of BF Goodrich Co. From 1979 until 1984, Dr. Chou served as the Research and Development Project Leader of Ferro Corporation and from 1976 until 1979, Dr. Chou was a Senior Research Chemist within the Coatings & Resins Division of PPG Industries, Inc.

   Edward P. Cardille has been Vice President Information Systems of BGF since 1997. From 1991 until 1997, Mr. Cardille served as BGF's Director of Information Systems. From 1968 until 1991, Mr. Cardille served in various positions with Burlington, including as Manager of Systems and Programming for Burlington's Carpet Division from 1983 until 1991.

   Thomas E. Mann, Jr. was named Vice President Human Resources of BGF in December 1998. Since 1997, he had served as BGF's Director of Human Resources. From 1993 until 1997, Mr. Mann served as BGF's Corporate Planning Manager, and from 1988 until 1993, as a Plant Personnel Manager of BGF.

Executive Compensation

   The following table shows, for the fiscal year ended December 31, 1998, the compensation paid to or earned by BGF's Chief Executive Officer and its four other most highly compensated executive officers who were serving at the end of 1998, as well as Mr. Graham Pope, who served as BGF's President and Chief Operating Officer until April 1998 (the "Named Executive Officers").

                                                                   Other Annual
Name and Principal Position               Salary(1)     Bonus      Compensation
---------------------------               ---------     -----      ------------
Robert T. Porcher........................ $120,000(2)  $200,000(5)   $49,505(6)
Chairman of the Board, Chief
Executive Officer and Director

Philippe Porcher......................... $120,000(2)  $120,000(5)
Vice Chairman

Graham A. Pope........................... $204,452(3)  $150,000      $19,200(7)
Director; former President
and Chief Operating Officer

Richard L. Cromer........................ $155,331(4)  $110,500
President

Philippe R. Dorier....................... $141,828(5)  $ 90,000(5)   $16,524(7)
Senior Vice President, Chief
Financial Officer, Secretary and
Treasurer

James R. Henderson....................... $146,058     $120,000      $16,940(7)
Executive Vice President Sales and
Marketing

--------
(1) Includes the following amounts deferred at the election of the following Named Executive Officers pursuant to BGF's Profit Sharing and Tax Savings Plan (the "401(k) Plan"): Mr. Pope--$10,000; Mr. Dorier--$7,738; and Mr.
    Henderson--$10,000.
(2) Represents a "management fee" paid by BGF Services, Inc., an affiliate of BGF, to Messrs. Robert and Philippe Porcher and reimbursed by BGF to cover services provided by Messrs. Robert and Philippe Porcher to BGF. See "Certain Relationships and Related Party Transactions."
(3) Mr. Pope remained an employee of BGF after retiring from the offices of President and Chief Operating Officer.
(4) Based on an annualized gross salary of $207,108. Mr. Cromer has served as President of BGF since April 1, 1998.
(5) Paid for by BGF Services and reimbursed by BGF to BGF Services in the form of "management fees" to cover services rendered to BGF. See "Certain Relationships and Related Party Transactions."
(6) Includes $3,086 for club membership fees; $932 for maintenance of automobile; $25,824 depreciation associated with cost of residence; and $19,663 associated with maintenance of residence.
(7) Represents gross annual profit sharing distributions. Named Executive Officers contributed the following portions of such amounts to the 401(k)
    Plan: Mr. Pope--$19,200; Mr. Dorier--$10,328; and Mr. Henderson--$16,940.

Retirement Plans

   Retirement Plan. The Retirement System of BGF Industries, Inc. (the "Retirement Plan") covers substantially all employees of BGF after they have completed one year of service. Employees with five or more years of service are entitled to benefits beginning at normal retirement age. The Retirement Plan also provides reduced benefits to participants electing to retire early, beginning at age 55. Participants are required to contribute three percent of covered compensation per year and interest is credited on employee contributions. In general, the normal retirement benefit is payable as an annuity. Participants may also elect a lump-sum distribution of their accrued benefit.

   Normal retirement benefits are determined by reference to an employee's "accumulated contributions." Accumulated contributions are the sum of all required employee contributions (3% of plan compensation, which generally includes all amounts reported on the employee's Form W-2, but does not include bonuses, director's fees, expense reimbursements and payments for other employee benefits) plus interest credited on such contributions, compounded annually at the rate of 120% of the federal mid-term rate in effect under section 1274 of the Internal Revenue Code for the first month of the plan year. In general, the annual normal retirement benefit is equal to 50% of the accumulated employee contributions, plus 3/4% of employee plan compensation up to $6,600 for plan year 1989.

   The estimated annual benefits payable upon retirement at normal retirement age for the Named Executive Officers is as follows: Mr. Robert Porcher--$0 (not a participant); Mr. Philippe Porcher--$0 (not a participant); Mr. Pope-- $24,160.56; Mr. Cromer--$21,800.00; Mr. Dorier--$54,932.40; and Mr. Henderson--
$23,508.36. These calculations are based on 1998 compensation, assume benefits are payable as a straight-life annuity, and assume that each individual will work until age 65. As of December 31, 1998, Mr. Cromer had not completed a qualifying year of service required to participate in the Retirement Plan. The benefit shown is based on his electing to participate in the Retirement Plan effective April 1, 1999.

   401(k) Plan. The Employees' Profit Sharing and Tax Savings Plan of BGF Industries, Inc. (the "401(k) Plan") covers most employees of BGF, after they have completed one year of service. Employees may defer up to 15% of their plan compensation each year, subject to Internal Revenue Code limitations. BGF may, in its discretion, match employees' elective deferrals up to a specified limitation each year and may make a discretionary employer contribution. All contributions are 100% vested and nonforfeitable at all times. Benefits are payable after separation from service in a lump sum in cash.

Compensation of Directors

   Directors of BGF did not receive separate compensation for their services as directors in 1998.

Compensation Committee Interlocks and Insider Participation

   Mr. Robert Porcher, who serves as both an executive officer and as a member of the board of directors of BGF, serves as the Chairman of the Supervisory Board (the board of directors) of Porcher Industries. Mr. Pope also serves on the Supervisory Board of Porcher Industries. Messrs. Cromer and Dorier also serve as members of the Executive Board (i.e. as executive officers) of Porcher Industries, of which Mr. Philippe Porcher serves as Chairman. Mr. Robert Porcher serves as the President and Chairman of the Board of Directors of BGF Services, Inc., an affiliate of BGF. Mr. Philippe Dorier serves as Secretary/Treasurer and as a director of BGF Services. See also "Certain Relationships and Related Party Transactions."

Deferred Compensation Agreements

   BGF has entered into Deferred Compensation Agreements with Messrs. Pope, Cromer and Henderson and is the guarantor of Mr. Dorier's Deferred Compensation Agreement with BGF Services. The agreements provide for both pre-retirement survivor benefits, as well as post-retirement benefits to the executive. The agreements also contain a non-competition provision. Generally, under each of the agreements, if the executive dies before the age of 65, his beneficiary or, if none, his estate will receive monthly payments for a 10-year period of an amount equal to 50% of the greater of: (i) the executive's monthly base salary in effect on the January 1 prior to his death or (ii) the executive's average monthly base salary on January 1 of the five years prior to his death. This amount is decreased by certain percentages if the executive dies after the age of 60 but before 65. The agreements also provide for post-retirement benefits in the form of (1) monthly payments over 10 years, the sum of which is equal to the "applicable percentage" multiplied by the greater of (a) the executive's annual base salary on January 1 immediately preceding (or concurrent with) his retirement or (b) the average of the executive's annual base salary on January 1 of the five years prior to his retirement and (2) a payment on death equal to three-quarters of his annual base salary on the January 1 immediately preceding (or concurrent with) his retirement. The "applicable percentage" for Mr. Pope is two and one quarter. The "applicable percentage" for Mr. Cromer, Mr. Dorier and Mr. Henderson is one and one-half. Mr. Pope's agreement has been amended to pay his death benefit over the 10-year period mentioned in clause (1) above. If the executive dies prior to receiving all of the monthly payments, such payments are made to his designated beneficiary or, if none, his estate. Reduced benefits are paid if the executive retires prior to age 65.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

   BGF is wholly owned by Porcher Industries through its U.S. holding company, Glass Holdings. As such, BGF has certain on-going agreements and financial, managerial and commercial agreements and arrangements with Porcher Industries, Glass Holdings and other wholly-owned subsidiaries of Glass Holdings, as well as other affiliates of Porcher Industries. Mr. Robert Porcher, the Chairman of the Board and Chief Executive Officer of BGF, together with certain members of his family, beneficially owns a controlling interest in Porcher Industries.

   BGF pays management fees to BGF Services, Inc., a wholly owned subsidiary of Glass Holdings, that cover the periodic management services of Robert Porcher and his son Philippe Porcher, the Vice President of Porcher Industries, and the full time services of Philippe Dorier, the Chief Financial Officer of BGF. BGF also reimburses BGF Services for the costs associated with automobiles provided to Messrs. Robert Porcher and Dorier and maintenance and upkeep of Robert Porcher's Greensboro, North Carolina residence, which was transferred to BGF Services by Glass Holdings in 1997 at a net book value of $1.0 million. BGF paid an aggregate of $800,000, $1.0 million and $1.0 million to BGF Services in 1995, 1996 and 1997, respectively, and has paid $622,000 for the nine months ended September 30, 1998.

   Porcher Industries and its French parent company provide general management and strategic planning advice to BGF in exchange for management fees that reimburse such companies for a portion of the compensation of Robert Porcher, Philippe Porcher and other employees who allocate their time among BGF and other Porcher Industries affiliates. BGF paid an aggregate of $1.3 million, $388,000, and $304,000 to such companies in management fees in 1995, 1996 and 1997, respectively, and has paid an aggregate of $243,000 for the nine months ended September 30, 1998.

   BGF provides management, accounting and administrative services to Belmont, a wholly owned subsidiary of Glass Holdings that produces non-woven glass and carbon products for reinforcement applications in exchange for fees that reimburse BGF for its costs associated with these services. BGF also subleases approximately 12,800 square feet of its Cheraw, South Carolina facility to Belmont for its production facilities and leases to Belmont 11 employees that work at such facility. Belmont paid an aggregate of $0, $13,000, and $360,000 to BGF in fees, leased employee payments, rent and its proportionate share of utilities costs at the Cheraw plant in 1995, 1996 and 1997, respectively, and has paid $494,000 for the nine months ended September 30, 1998. BGF believes that the sublease to Belmont is on no more favorable terms than would be given to third parties. Currently, Belmont is in the process of winding down its operations, which is expected to be complete by the end of April 1999. BGF and Glass Holdings are also guarantors of a $5.0 million industrial revenue bond originally issued by Belmont in June 1997. As of September 30, 1998, approximately $4.7 million remained outstanding on this bond.

   BGF provides on-going senior management, technological support and administrative assistance to Shanghai-Porcher, a joint venture company between Glass Holdings, which owns 85% of such company and China Worldbest Development Co., LTD that produces glass fiber fabrics for the electronics markets in Asia. Porcher Industries and Shanghai-Porcher have entered into a ten (10) year Technology Know-How Agreement, dated February 7, 1996 pursuant to which Porcher Industries is entitled to receive royalty payments of up to 3% of net sales revenue in years in which Shanghai-Porcher achieves a pre-tax profit. Under the agreement, Shanghai-Porcher is required to reimburse Porcher Industries for all travel, lodging and other reasonable expenses of Porcher Industries personnel that conducts on-site training visits. BGF anticipates that Porcher Industries will assign its rights and obligations under the Technology Know-How Agreement to BGF. From time to time, BGF has acted as Shanghai-Porcher's billing agent at no cost to Shanghai-Porcher. Shanghai-Porcher paid BGF a total of $0, $705,000, and $349,000 in 1995, 1996 and 1997, respectively, and $6,000 for the nine months ended September 30, 1998.

   BGF paid dividends to Glass Holdings of $0, $15.2 million and $4.9 million in 1995, 1996 and 1997, respectively, approximately all of which was used to fund start up costs of Shanghai-Porcher and Belmont.

   On June 23, 1997, Glass Holdings loaned BGF $2.0 million for working capital purposes. Such loan is non-interest bearing. On September 30, 1998, the remaining $1.8 million outstanding on this loan was paid by BGF.

   BGF purchases carbon fibers and finished products from Porcher Industries. BGF paid Porcher Industries $5.9 million, $5.7 million and $8.1 million in 1995, 1996, and 1997, respectively, and $4.8 million for the nine months ended September 30, 1998 for such purchases. BGF sells finished goods and occasionally unfinished goods directly to Porcher. Porcher Industries paid BGF $771,000, $484,000, and $329,000 in 1995, 1996, and 1997, respectively, and
$1.2 million for the nine months ended September 30, 1998. BGF has paid Porcher Industries commissions for sales of its products in Asia, Europe, and Australia of $378,000, $307,000, and $380,000 in 1995, 1996, and 1997, respectively, and
$321,000 for the nine months ended September 30, 1998. BGF believes that prices and commissions paid or received by BGF for these transactions are comparable to those paid to third parties.

   BGF collects and deposits customer payments on behalf of two wholly owned subsidiaries of Porcher Industries in exchange for fees equal to 2% of amounts collected. BGF received $0, $17,000, $23,000 and $27,000 in fees for these services in 1995, 1996, 1997 and the nine months ended September 30, 1998, respectively.

   On April 14, 1998, BGF loaned $365,258 to Richard L. Cromer, the President of BGF, for the purchase of a residence in Greensboro, North Carolina. The loan bears no interest and is payable upon the sale of Mr. Cromer's residence in Toledo, Ohio.

   On September 30, 1998, AGY Holdings purchased a 51% ownership interest in Advanced Glassfiber for aggregate consideration of approximately $338.9 million (including post-closing adjustments). In connection with the acquisition, BGF loaned Glass Holdings approximately $138.6 million to provide Glass Holdings a portion of the capital necessary to fund the acquisition. The loan from BGF to Glass Holdings is evidenced in part by promissory notes that bear interest at the Cost of Funds Rate for BGF for the calendar year immediately preceding the date on which any interest is due. With respect to any period of determination, the Cost of Funds Rate means a rate per annum equal to the blended interest rate (as reasonably calculated by BGF) applicable to borrowings of BGF during such period in respect of indebtedness incurred by BGF to fund the loan to Glass Holdings. Accrued interest is due and payable on the first business day of February of each year commencing on February 1, 1999 and on any date on which any principal is due. The promissory notes are payable on October 31, 2008 or such later date as may be agreed to by BGF and Glass Holdings. Payments made pursuant to the promissory notes are expected to be offset by other distributions from BGF to Glass Holdings. See "Prospectus Summary--The Affiliated Transaction," "Use of Proceeds" and "Capitalization."

   Currently, Advanced Glassfiber leases approximately 27,200 square feet of segregated space at BGF's South Hill, Virginia lightweight fiber fabric facility for the purpose of manufacturing glass yarns for exclusive supply to BGF under a supply contract, extendible at the option of Advanced Glassfiber, that expires on December 31, 2008. BGF also provides Advanced Glassfiber with leased employees and administrative and technical support services. Advanced Glassfiber paid BGF approximately $900,000 pursuant to this arrangement in 1998.

                                STOCK OWNERSHIP

   BGF has 1,000 shares of common stock, $1.00 par value per share, outstanding, all of which are owned by Glass Holdings, a Delaware corporation. All of the outstanding capital stock of Glass Holdings is owned by Porcher Industries.

                           THE AFFILIATED TRANSACTION

   On September 30, 1998, AGY Holdings, a wholly owned subsidiary of our parent company, Glass Holdings, acquired a 51% ownership interest in Advanced Glassfiber from Owens Corning for aggregate consideration of $338.9 million (including post-closing adjustments). Advanced Glassfiber is BGF's largest supplier of glass yarns, the principal material BGF uses to produce glass fiber fabrics. Owens Corning, which formed Advanced Glassfiber to own and operate its glass yarns and specialty materials business, owns the remaining 49% interest.

   To fund AGY Holdings' purchase of the 51% ownership interest in Advanced Glassfiber, BGF borrowed $88.4 million under the senior credit facility and $65.0 million under the senior subordinated credit facility. From these borrowings, BGF loaned Glass Holdings approximately $138.6 million and Glass Holdings then loaned AGY Holdings $135.3 million. AGY Holdings used the money from this loan, along with an additional $198.9 million intra-day loan from First Union National Bank and $4.7 million in other borrowings, to purchase the 51% interest in Advanced Glassfiber. Immediately after the completion of the purchase, Advanced Glassfiber paid AGY Holdings a $203.6 million dividend and AGY Holdings used this money to repay the $198.9 million intra-day loan and the $4.7 million in other borrowing. See "Use of Proceeds," "Capitalization" and "Certain Relationships and Related Party Transactions."

                       DESCRIPTION OF OTHER INDEBTEDNESS

   BGF has entered into a credit agreement dated September 30, 1998, with a syndicate of lenders and First Union National Bank, as Agent (the senior credit facility). Under the senior credit facility, the lenders have agreed to provide BGF with a total of up to $125.0 million of credit consisting of (i) a five-year revolving credit facility for up to $75.0 million (the revolver) and (ii) a six-year amortizing term loan in the amount of $50.0 million (the term loan). The revolver contains two sub facilities: a $5.0 million swingline facility for working capital requirements and a $20.0 million letter of credit facility. As of September 30, 1998, the term loan was fully funded, and $37.0 million was outstanding under the revolver.

Repayment

   Under the senior credit facility, BGF may be required to prepay the term loan and the revolver if:

  . BGF sells assets in transactions outside the ordinary course of business;

  . BGF issues debt or equity securities;

  . BGF receives insurance proceeds for casualty losses and does not repair or replace the damaged facilities; or

  . BGF's EBITDA for a fiscal year exceeds certain expenditures and payments.

These prepayments would be applied first to the term loan, and upon payment of the term loan, to permanently pay outstanding loans under the revolver.

   The term loan has a quarterly scheduled amortization and is payable on the following dates in the following amounts:

                                                                      Term Loan
                                                                       Payment
   Term Loan Payment Date                                              Amount
   ----------------------                                            -----------
   December 31, 1999................................................ $ 1,000,000
   March 31, 2000...................................................   1,000,000
   June 30, 2000....................................................   1,000,000
   September 30, 2000...............................................   1,000,000
   December 31, 2000................................................   1,750,000
   March 31, 2001...................................................   1,750,000
   June 30, 2001....................................................   1,750,000
   September 30, 2001...............................................   1,750,000
   December 31, 2001................................................   2,500,000
   March 31, 2002...................................................   2,500,000
   June 30, 2002....................................................   2,500,000
   September 30, 2002...............................................   2,500,000
   December 31, 2002................................................   3,250,000
   March 31, 2003...................................................   3,250,000
   June 30, 2003....................................................   3,250,000
   September 30, 2003...............................................   3,250,000
   December 31, 2003................................................   4,000,000
   March 31, 2004...................................................   4,000,000
   June 30, 2004....................................................   4,000,000
   September 30, 2004...............................................   4,000,000
                                                                     -----------
                                                                     $50,000,000
                                                                     ===========

Security

   The senior credit facility is secured by a first priority lien on substantially all of BGF's real and personal property. The lien also covers (1) 100% of the capital stock of each direct or indirect domestic subsidiary of BGF, (2) 65% of the capital stock of each first tier foreign subsidiary of BGF and (3) certain promissory notes issued by affiliates of BGF. The senior credit facility is also secured by a non-recourse pledge by Glass Holdings, the parent of BGF, of capital stock of certain affiliates of BGF.

Interest and Fees

   The annual interest rate applicable to the revolver and the term loan is a fluctuating rate of interest measured, at BGF's option, by reference to either
(1) LIBOR or (2) the greater of the published prime rate of First Union National Bank or the overnight federal funds rate plus 0.5% ("ABR"), plus, in either case, an additional amount which fluctuates based upon the leverage ratio of BGF. This additional amount ranges from 2.00% to 2.75% for LIBOR based borrowings and 0.75% to 1.50% for ABR based borrowings. BGF has entered into an interest rate hedging agreement that effectively fixes the interest rate on the term loan at 5.04% per annum plus the applicable additional amount.

   The senior credit facility provides for an annual administrative fee to be paid to the Agent, an unused commitment fee payable to the lenders and certain other fees payable in connection with letters of credit issued under the revolver.

Covenants and Events of Default

   The senior credit facility contains affirmative and negative covenants customary for agreements of this type, including, among others, covenants restricting BGF and its subsidiaries with respect to the incurrence of debt (including guarantees); the creation of liens; substantially changing the nature of BGF's or its subsidiaries' businesses; the consummation of certain transactions such as dispositions of substantial assets, mergers, acquisitions, reorganizations and recapitalizations; the making of certain investments and loans, non-ordinary course asset sales and capital expenditures; the making of dividends and other distributions; transactions with affiliates and BGF's ability to prepay certain debt.

   BGF is also required to comply with certain financial tests and maintain certain financial ratios. These financial tests and ratios include requirement to maintain a: (1) maximum Leverage Ratio; (2) minimum Consolidated Net Worth;
(3) minimum Interest Coverage Ratio; and (4) minimum Fixed Charge Coverage Ratio (in each case as defined in the senior credit facility).

   The senior credit facility also contains customary events of default. An event of default under the senior credit facility permits the lenders to accelerate (or, in certain events, triggers an automatic acceleration of) the maturity of the indebtedness under the senior credit facility and may restrict the ability of BGF and the Note Guarantors (as defined herein) to meet their obligations to the holders of the notes.

Senior Subordinated Credit Facility

   On September 30, 1998, BGF entered into a senior subordinated credit agreement with First Union Investors, Inc. as Agent (the senior subordinated credit facility). Subsequently, other institutions became lenders under the senior subordinated credit facility. The senior subordinated credit facility, which provided BGF with $65.0 million of credit, was fully drawn by BGF in connection with the closing of the affiliated transaction. The senior subordinated credit facility is an unsecured senior subordinated obligation of BGF. As of September 30, 1998, amounts outstanding under the senior subordinated credit facility accrued interest at a rate of 9.56% per annum. The senior subordinated credit facility was repaid in full with the net proceeds of the offering. See "Use of Proceeds."

                         DESCRIPTION OF EXCHANGE NOTES

   The exchange notes will be issued under the indenture, dated as of the Issue Date, among BGF and The Bank of New York, as trustee. The following summary of certain provisions of the indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the indenture, including the definitions of certain terms therein and those terms made a part of the indenture by reference to the TIA as in effect on the date of the indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "--Certain Definitions." References in this "Description of Exchange Notes" section to BGF mean only BGF Industries, Inc. (or any successor or assignee thereof that has become such in accordance with the terms of the indenture) and not any existing or future Subsidiaries of BGF.

   The exchange notes will be issued solely in exchange for an equal principal amount of old notes pursuant to the exchange offer. The form and terms of the exchange notes will be identical in all material respects to the form and terms of the old notes except that: (i) the exchange notes will have been registered under the Securities Act and (ii) the registration rights and liquidated damages provisions applicable to the old notes are not applicable to the exchange notes.

   The exchange notes will be unsecured senior subordinated obligations of BGF. The exchange notes will be unconditionally guaranteed, jointly and severally on an unsecured senior subordinated basis by all future direct and indirect Restricted Subsidiaries other than Foreign Subsidiaries of BGF (each such guarantee is referred to as a "Note Guarantee" and such guarantees are collectively referred to as the "Note Guarantees"; each Subsidiary that provides a Note Guarantee is referred to as a "Note Guarantor" and such Subsidiaries are collectively referred to as the "Note Guarantors"). As of the date hereof, BGF has one Subsidiary, which is a Foreign Subsidiary and which will be a Restricted Subsidiary.

   Initially, the trustee will act as paying agent and registrar for the exchange notes. BGF may change any paying agent and registrar without notice to holders of the exchange notes. Holders must surrender notes to a paying agent to collect principal payments and premium, if any. Principal, premium, if any, and interest on the exchange notes will be paid by check mailed to the registered holders at their registered addresses; provided, however, that all payments with respect to exchange notes the holders of which have given wire transfer instructions to BGF will be made by wire transfer of immediately available funds to the accounts specified by the holders thereof.

Principal, Maturity and Interest

   The exchange notes will mature on January 15, 2009. Interest on the exchange notes will accrue at the rate of 10 1/4% per annum and will be payable semi-annually in arrears on each January 15 and July 15 commencing on July 15, 1999, to the persons who are registered holders at the close of business on January 1 and July 1, respectively, immediately preceding the applicable interest payment date. Interest on the exchange notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. The exchange notes will not be entitled to the benefit of any mandatory sinking fund.

Additional Notes

   Subject to the limitations set forth under "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness," BGF may Incur additional Indebtedness which, at its option, may consist of additional notes, in one or more series, having identical terms as old notes or exchange notes (the "Additional Notes"). Holders of such Additional Notes will have the right to vote together with holders of the old notes and the exchange notes as one class. No offering of any such Additional Notes is being or shall be deemed to be made by this prospectus. In addition, there can be no assurance as to when or whether BGF will issue any such Additional Notes or as to the aggregate principal amount of such Additional Notes.

Ranking

   The exchange notes will rank junior to, and be subordinated in right of payment to, all existing and future Senior Indebtedness of BGF, pari passu in right of payment with all Senior Subordinated Indebtedness of BGF and senior in right of payment to all Subordinated Indebtedness of BGF. As of September 30, 1998, as adjusted for the affiliated transaction and the offering of the old notes, BGF had approximately $58.6 million of Senior Indebtedness outstanding (exclusive of unused commitments). All debt Incurred under the senior credit facility is Senior Indebtedness of BGF, is guaranteed by all Note Guarantors on a senior basis and is secured by substantially all of the assets of BGF.

Note Guarantees

   In the event that any Person shall become a Restricted Subsidiary (other than Foreign Subsidiaries including, without limitation, upon a Revocation of the Designation of a Subsidiary as an Unrestricted Subsidiary), BGF will cause such Restricted Subsidiary to execute and deliver to the trustee a supplemental indenture in form reasonably satisfactory to the trustee pursuant to which such Restricted Subsidiary shall become a party to the indenture and thereby unconditionally guarantee all of BGF's Obligations under the exchange notes and the indenture on the terms set forth therein. Thereafter, such Restricted Subsidiary shall (unless released in accordance with the terms of the indenture) be a Note Guarantor for all purposes of the indenture.

   Each Note Guarantor will irrevocably and unconditionally guarantee, jointly and severally, on an unsecured senior subordinated basis the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of BGF under the indenture and the exchange notes, whether for principal of, premium, if any, or interest on the exchange notes, expenses, indemnification or otherwise (all such obligations guaranteed by a Note Guarantor being herein called the "Guaranteed Obligations"). Each Note Guarantor will agree to pay, on a senior subordinated basis and in addition to the amounts stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the trustee or the holders in enforcing any rights under such Note Guarantor's Note Guarantee.

   The Guaranteed Obligations will rank junior to, and be subordinated in right of payment to, all existing and future Senior Indebtedness of the Note Guarantors, pari passu in right of payment with all Senior Subordinated Indebtedness of the Note Guarantors and senior in right of payment to all Subordinated Indebtedness of the Note Guarantors. All debt Incurred under the senior credit facility will be guaranteed by each Note Guarantor on a senior basis and will be secured by substantially all of the assets of each Note Guarantor.

   The Guaranteed Obligations of each Note Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Note Guarantor (including, without limitation, any guarantees under the senior credit facility and any Senior Indebtedness Incurred after the Issue Date) and after giving effect to any collections from or payments made by or on behalf of any other Note Guarantor in respect of the Guaranteed Obligations of such other Note Guarantor under its Note Guarantee or pursuant to its contribution obligations under the indenture, result in the Guaranteed Obligations of such Note Guarantor not constituting a fraudulent conveyance or fraudulent transfer under federal, state or other applicable law. Each Note Guarantor that makes a payment or distribution under a Note Guarantee will be entitled to a contribution from each other Note Guarantor in a pro rata amount, based on the net assets of each Note Guarantor determined in accordance with GAAP. For further information, you should review the section "Risk Factors" under the heading "Issuance of Old Notes and any Note Guarantee May Be Subject to Fraudulent Conveyance Laws."

   In the event (i) there is a Legal Defeasance of the exchange notes as described under "Legal Defeasance and Covenant Defeasance," (ii) there is a sale or other disposition of all or substantially all of the assets of any Note Guarantor, (iii) there is a sale or other disposition of all of the Capital Stock of any Note Guarantor or

(iv) a Note Guarantor is designated as an Unrestricted Subsidiary as described under "Certain Covenants-- Designation of Unrestricted Subsidiaries," such Note Guarantor will be released and relieved of its obligations under its Note Guarantee; provided, however, in the case of clauses (ii) or (iii), that such transaction is carried out pursuant to and in accordance with "Certain Covenants--Limitation on Asset Sales" and, if applicable, "Certain Covenants-- Merger, Consolidation and Sale of Assets."

Subordination of the Exchange Notes and the Note Guarantees

   The payment of the principal of, premium, if any, and interest on the exchange notes is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash of all existing and future Obligations of BGF in respect of Senior Indebtedness of BGF, whether outstanding on the Issue Date or thereafter Incurred. In addition, the payment of the Guaranteed Obligations of each future Note Guarantor, if any, under its Note Guarantee will be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness of such Note Guarantor to substantially the same extent as the exchange notes are subordinated to all existing and future Obligations of BGF in respect of Senior Indebtedness of BGF. As a result, the exchange notes will be effectively subordinated to all Senior Indebtedness of any Note Guarantor and to all debt of any other Subsidiaries that BGF may have in the future.

   Upon any payment or distribution of the assets of BGF or a Note Guarantor upon a total or partial liquidation, dissolution or reorganization of, or similar proceeding relating to, BGF or its property or a Note Guarantor or its property, the holders of Senior Indebtedness of BGF or such Note Guarantor will be entitled to receive payment in full of all Obligations due in respect of such Senior Indebtedness before the holders are entitled to receive any payment, and until all Obligations due in respect of the Senior Indebtedness is paid in full in cash, any payment or distribution to which holders would be entitled but for the subordination provisions of the indenture will be made to holders of such Senior Indebtedness of BGF or such Note Guarantor as their interests may appear. If a distribution is made to holders that, due to the subordination provisions, should not have been made to them, such holders are required to hold it in trust for the holders of Senior Indebtedness of BGF or such Note Guarantor and pay it over to them as their interests may appear.

   Notwithstanding anything herein to the contrary, neither BGF nor any Note Guarantor may pay principal of, premium, if any, or interest on the exchange notes or make any deposit pursuant to the provisions described under "Legal Defeasance and Covenant Defeasance" below or repurchase, redeem or otherwise retire any exchange notes (collectively, "pay the exchange notes") if (i) any Designated Senior Indebtedness is not paid when due or (ii) any other default on Designated Senior Indebtedness occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash. However, BGF and any Note Guarantor may pay the exchange notes without regard to the foregoing if BGF and such Note Guarantor and the trustee receive written notice approving such payment from the Representative of the Designated Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (i) or (ii) of the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, neither BGF nor any Note Guarantor may pay the exchange notes for a period (a "Payment Blockage Period") commencing upon the receipt by the trustee (with a copy to BGF and each Note Guarantor) of written notice (a "Blockage Notice") of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the trustee, the Note Guarantors and BGF from the Person or Persons who gave such Blockage Notice, (ii) because the Representative of the holders of such Designated Senior Indebtedness has notified the trustee that the default giving rise to such Blockage Notice is no longer continuing or (iii) because such Designated Senior Indebtedness has been repaid in full in cash).

Notwithstanding the provisions described in the immediately preceding sentence (but subject to the first sentence of this paragraph), unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, BGF and any Note Guarantors may resume payments on the exchange notes after the end of such Payment Blockage Period. The exchange notes and any Note Guarantees shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period.

   If payment of the exchange notes is accelerated because of an Event of Default, BGF or the trustee shall promptly notify the holders of Designated Senior Indebtedness or the Representative of such holders of the acceleration.

   By reason of the subordination provisions contained in the indenture, in the event of an insolvency, bankruptcy, reorganization, or liquidation of BGF, or upon the occurrence of a Change of Control or an Asset Sale requiring repurchase by BGF of any exchange notes or in the event that any Note Guarantors are required to make payments under their Note Guarantees, there may not be sufficient assets remaining to satisfy the claims of the holders after satisfying the claims of creditors of BGF and such Note Guarantors who are holders of Senior Indebtedness and claims of creditors of BGF's other Subsidiaries. For more information, you should review "Risk Factors--Your Exchange Notes Will Be Subordinate to Our Senior Debt."

   The terms of the subordination provisions described above will not apply to any payment or distribution of Permitted Junior Securities or to payment from money or the proceeds of U.S. government obligations held in trust by the trustee for the payment of principal of, premium, if any, and interest on the notes pursuant to the provisions described under "Legal Defeasance and Covenant Defeasance."

Redemption

   Optional Redemption. The exchange notes will be redeemable, at BGF's option, in whole at any time or in part from time to time, on and after January 15, 2004, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on January 15 of the year set forth below, plus, in each case, accrued interest to the date of redemption (subject to the right of holders of record on a record date to receive interest due on the related interest payment date that is on or prior to such date of redemption):

      Year                                                            Percentage
      ----                                                            ----------
      2004...........................................................  105.250%
      2005...........................................................  103.500%
      2006...........................................................  101.750%
      2007 and thereafter............................................  100.000%

   Optional Redemption upon Public Equity Offerings. In addition, at any time, or from time to time, on or prior to January 15, 2002, BGF may, at its option, use the net cash proceeds of one or more Public Equity Offerings (as defined below) to redeem in the aggregate up to 35% of the aggregate principal amount of the exchange notes originally issued at a redemption price equal to 110.5% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of redemption (subject to the right of holders of record on a record date to receive interest due on the related interest payment date that is on or prior to such date of redemption); provided, however, that after giving effect to any such redemption at least 65% of the aggregate principal amount of the exchange notes originally issued remains outstanding. In order to effect the foregoing redemption with the proceeds of any Public Equity Offering, BGF shall make such redemption not more than 60 days after the consummation of such Public Equity Offering.

   As used in the preceding paragraph, "Public Equity Offering" means an underwritten public offering of Qualified Capital Stock of BGF pursuant to a registration statement filed with the Commission in accordance with the Securities Act of 1933, as amended, or any successor statute.

   In the event that less than all of the exchange notes are to be redeemed at any time, selection of such exchange notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which such exchange notes are listed or, if such exchange notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate; provided, however, that no exchange notes of a principal amount of $1,000 or less shall be redeemed in part and exchange notes of a principal amount in excess of $1,000 may be redeemed in part in multiples of $1,000 only; and provided, further, that if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the exchange notes or portions thereof for redemption shall, subject to the preceding proviso, be made by the trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of DTC or a successor depositary), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of exchange notes to be redeemed at its registered address. If any exchange note is to be redeemed in part only, the notice of redemption that relates to such exchange note shall state the portion of the principal amount thereof to be redeemed. A new exchange note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original exchange note. On and after the redemption date, interest will cease to accrue on exchange notes or portions thereof called for redemption as long as BGF had deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the indenture.

Change of Control

   The indenture provides that upon the occurrence of a Change of Control, each holder will have the right to require that BGF purchase all or a portion (in integral multiples of $1,000) of such holder's notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase (subject to the right of holders of record on a record date to receive interest due on the related interest payment date that is on or prior to such date of purchase). Within 30 days following the date upon which the Change of Control occurred, BGF must send, by first-class mail, a notice to each holder, with a copy to the trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the note completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

   The senior credit facility contains, and future Senior Indebtedness of BGF may contain, prohibitions on the occurrence of certain events that would constitute a Change of Control or require such Senior Indebtedness to be repaid or repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require BGF to repurchase the notes would cause a default under the senior credit facility and could cause a default under such other Senior Indebtedness even if the Change of Control itself does not, due to the financial effect of such repurchase on BGF. If a Change of Control Offer is made, there can be no assurance that BGF will have available funds sufficient to pay the Change of Control purchase price for all the notes that might be delivered by holders seeking to accept the Change of Control Offer. In the event BGF is required to purchase outstanding notes pursuant to a Change of Control Offer, BGF expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations and any other obligations in respect of Senior Indebtedness. However, there can be no assurance that BGF would be able to obtain such financing.

   BGF will comply with the requirements of Rule 14e-1 under the Exchange Act of 1934, as amended, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the indenture, BGF shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the indenture by virtue thereof.

Certain Covenants

   The indenture contains, among others, the following covenants:

   Limitation on Incurrence of Additional Indebtedness. (a) BGF will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) other than Permitted Indebtedness; provided, however, that BGF and any Note Guarantor may Incur Indebtedness if, at the time of and immediately after giving pro forma effect to the Incurrence thereof and the application of the proceeds therefrom, the Consolidated Fixed Charge Coverage Ratio is greater than 2.0 to 1.0.

   (b) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant, the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

   Limitation on Restricted Payments. BGF will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, (a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of BGF or in warrants, rights or options to purchase or acquire shares of Qualified Capital Stock of BGF or dividends or distributions payable to BGF or a Restricted Subsidiary and pro rata dividends or distributions to BGF and/or its Restricted Subsidiaries and to minority holders of Capital Stock of Restricted Subsidiaries) on or in respect of shares of Capital Stock of BGF or any Restricted Subsidiary to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value (other than any such purchase, redemption, acquisition or retirement that constitutes a Permitted Investment) any Capital Stock of BGF or any Restricted Subsidiary or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock (other than any such Capital Stock, warrants, rights or options owned by BGF or any Restricted Subsidiary),
(c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, as the case may be, any Subordinated Indebtedness, or (d) make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in (but not excluded from) clauses (a), (b), (c) and (d) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing or (ii) BGF is not able to Incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under "--Limitation on Incurrence of Additional Indebtedness" or (iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the Fair Market Value of such property) shall exceed the sum of: (A) 50% of cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) accrued during the period (treated as one accounting period) beginning on the first day of the fiscal quarter beginning on January 1, 1999 to the end of the most recent fiscal quarter for which consolidated financial information of BGF is available; plus (B) 100% of the aggregate net cash proceeds received by BGF from any Person (other than a Restricted Subsidiary of BGF) from any capital contribution to BGF or issuance and sale (other than to a Restricted Subsidiary) of Qualified Capital Stock of BGF subsequent to the Issue Date or any warrants, rights or options to purchase or acquire shares of Capital Stock of BGF or from the issuance and sale (other than to a Restricted Subsidiary) subsequent to the Issue Date of any Indebtedness of BGF or any Restricted Subsidiary that has been converted into or exchanged for Qualified Capital Stock of BGF (excluding any net cash proceeds applied in accordance with the following paragraph); plus
(C) without duplication of any amounts included in clause (A) above or clause
(D) below, in the case of the disposition or repayment of, or the receipt by BGF or any Restricted Subsidiary of any dividends or distributions from, any Investment constituting a Restricted Payment made after the Issue Date, an amount equal to the lesser of the amount of such Investment and the amount received by BGF or any Restricted Subsidiary upon such disposition, repayment, dividend or distribution; plus (D) without duplication of any amounts included in clause (C) above, in the event BGF or any Restricted Subsidiary makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary, an amount equal to BGF's or any Restricted Subsidiary's existing Investment in such Person that was previously treated as a Restricted Payment; plus (E) so long as the Designation thereof was treated as a Restricted Payment made after the Issue Date, with respect to any Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary after the Issue Date in accordance with "--Designation of Unrestricted Subsidiaries," an amount equal to BGF's Investment in such Unrestricted Subsidiary (provided that such amount shall not in any case exceed the Designation Amount with respect to such Restricted Subsidiary upon its Designation); plus (F) $3.0 million; provided, that the amount of Restricted payments permitted pursuant to this clause (F) shall not be reduced by any negative amounts occurring pursuant to clause (A) above; minus (G) the Designation Amount (measured as of the date of Designation) with respect to any Subsidiary of BGF which has been designated as an Unrestricted Subsidiary after the Issue Date in accordance with "--Designation of Unrestricted Subsidiaries."

   Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit: (1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration; (2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of BGF or any warrants, rights or options to purchase or acquire shares of Capital Stock of BGF, (i) in exchange for shares of Qualified Capital Stock of BGF or any warrants, rights or options to purchase or acquire shares of Qualified Capital Stock of BGF or (ii) through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of BGF) of shares of Qualified Capital Stock of BGF or any warrants, rights or options to purchase or acquire shares of Qualified Capital Stock of BGF; provided, however, that the value of any such Qualified Capital Stock or warrants, rights and options issued in exchange for such acquired capital stock, warrants, rights or options and any such net cash proceeds shall be excluded from clause (iii)(B) of the preceding paragraph (and were not included therein at any time); (3) if no Default or Event of Default shall have occurred and be continuing, the voluntary prepayment, purchase, defeasance, redemption or other acquisition or retirement for value of any Subordinated Indebtedness (i) solely in exchange for shares of Capital Stock of BGF or any warrants, rights or options to purchase or acquire shares of Capital Stock of BGF; provided, however, that if such Capital Stock is, or such warrants, rights or options to purchase such Capital Stock are convertible into or exchangeable at the option of the holder thereof for, Disqualified Capital Stock, then such Disqualified Capital Stock shall not (A) by its terms, or upon the happening of any event, mature or be mandatorily redeemable pursuant to a sinking fund obligation or otherwise, or be redeemable at the option of the holder thereof, in any case, on or prior to the final maturity of the Indebtedness permitted to be prepaid, purchased, defeased, redeemed or acquired pursuant to this clause (3) and (B) have a Weighted Average Life to Maturity less than the Indebtedness permitted to be prepaid, purchased, defeased, redeemed or acquired pursuant to this clause (3) or (ii) in exchange for Refinancing Indebtedness or through the application of net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of BGF) of (A) shares of Qualified Capital Stock of BGF or any warrants, rights or options to purchase or acquire shares of Qualified Capital Stock of BGF or
(B) Refinancing Indebtedness; and provided, further, that the value of such Capital Stock or warrants, rights or options issued in exchange for such Subordinated Indebtedness and any such net cash proceeds shall be excluded from clause (iii)(B) of the preceding paragraph (and were not included therein at any time); (4) the making of loans or advances to officers and directors of BGF or any Restricted Subsidiary entered into in the ordinary course of business in an amount not to exceed $1.0 million at any one time outstanding; (5) the repurchase, redemption or other acquisition or retirement for value of (i) any Capital Stock (or interests under any stock appreciation rights plan) of BGF held by any member of BGF's management pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the indenture or entered into thereafter with members of the management of any Person acquired after the Issue Date in connection with the acquisition of such Person or (ii) Capital Stock of BGF held by employees, former employees, directors or former directors pursuant to the terms of agreements (including employment agreements) approved by the Board of Directors; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock (or interests under any stock appreciation rights plan) set forth in clauses (i) and (ii) shall not exceed $750,000 in any twelve-month period and no Default or Event of Default shall have occurred and be continuing immediately after any such transaction and (6) the making of book-entry dividends to GHC to make payments of interest on the Acquisition Loan so long as (A) GHC makes a book-entry contribution to AGY Holdings to enable AGY Holdings to pay interest on the Purchase Price Loan, (B) AGY Holdings uses such contribution to pay interest on the Purchase Price Loan, (C) GHC applies such interest payment to the payment of interest on the Acquisition Loan and (D) after giving effect to such dividend and the application of the interest payment on the Acquisition Loan, there is no change to the retained earnings of BGF or Consolidated Net Income of BGF solely as a result of the making of such dividend and the payment of such interest. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1) (without duplication for the declaration of the relevant dividend), (4) and (5) shall be included in such calculation and amounts expended pursuant to clauses (2), (3) and (6) shall not be included in such calculation.

   Limitation on Asset Sales. BGF will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) BGF or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of and (ii) at least 75% of the consideration received for the assets sold by BGF or the Restricted Subsidiary, as the case may be, in such Asset Sale shall be in the form of (A) cash or Cash Equivalents or (B) (1) long-term assets (including intellectual property associated with the use of such long-term assets) to be used by BGF or any Restricted Subsidiary in a Permitted Business or (2) Capital Stock of a Restricted Subsidiary or a Person engaged primarily in a Permitted Business that will become, upon such purchase, a Restricted Subsidiary (collectively, "Replacement Assets"); provided that any securities, notes or other obligations received by BGF or a Restricted Subsidiary from such transfers that are converted within 90 days of receipt thereof by BGF or such Restricted Subsidiary into cash or Cash Equivalents (to the extent so received), shall be deemed to be cash or Cash Equivalents for purposes of this provision. The amount of any Indebtedness of BGF or such Restricted Subsidiary (other than Subordinated Indebtedness) that is actually assumed by the transferee in such Asset Sale and from which BGF or such Restricted Subsidiary is fully and unconditionally released shall be deemed to be cash for purposes of determining the percentage of cash consideration received by BGF or such Restricted Subsidiary. BGF or such Restricted Subsidiary, as the case may be, may apply the Net Cash Proceeds of any such Asset Sale within 270 days of such Asset Sale to (x) repay any Senior Indebtedness and permanently reduce the commitments, if any, with respect thereto, (y) to purchase from a Person other than BGF and its Restricted Subsidiaries Replacement Assets or (z) any combination of (x) and (y); provided, however, that if BGF or a Restricted Subsidiary makes an investment in Replacement Assets not earlier than 90 days prior to such Asset Sale (or the execution by BGF or a Restricted Subsidiary of a binding commitment to consummate such Asset Sale, which commitment is not subject to any conditions precedent other than obtaining necessary financing and the closing in respect of the Asset Sale that is the subject of such binding commitment occurs within 90 days of the date such commitment is executed), then such investment shall satisfy, to the extent of the amount of such investment, the requirements of clause (y) above.

   To the extent all or a portion of the Net Cash Proceeds of any Asset Sale are not applied within 270 days of such Asset Sale as described in clause (x),
(y) or (z) of the immediately preceding paragraph (the "Net Proceeds Offer Trigger Date"), BGF will make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 20 business days following the date on which such offer is made (or such longer period as may be required by law) nor more than 60 days following such Net Proceeds Offer Trigger Date, from all holders on a pro rata basis (and on a pro rata basis with the holders of any other

Senior Subordinated Indebtedness with similar provisions requiring BGF to offer to purchase such Senior Subordinated Indebtedness with the proceeds of Asset Sales), that principal amount of notes and such other Indebtedness equal to such unapplied Net Cash Proceeds at a price, in the case of the notes, equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest thereon, to the date of purchase (subject to the right of holders of record on a record date to receive interest due on an interest payment date that is on or prior to such date of purchase). Notwithstanding the forgoing, BGF may defer the Net Proceeds Offer until there is an aggregate amount of unapplied Net Cash Proceeds equal to or in excess of $5.0 million resulting from one or more Asset Sales (at which time, the entire amount of unapplied Net Cash Proceeds, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this paragraph).

   Each Net Proceeds Offer will be mailed to the record holders as shown on the register of holders within 30 days following the Net Proceeds Offer Trigger Date, with a copy to the trustee, and shall comply with the procedures set forth in the indenture. Upon receiving notice of the Net Proceeds Offer, holders may elect to tender their notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent holders of notes and holders of other Senior Subordinated Indebtedness, if any, which are or is the subject of a Net Proceeds Offer properly tender notes or such other Senior Subordinated Indebtedness in an aggregate amount exceeding the amount of unapplied Net Cash Proceeds, notes of tendering holders and such other Senior Subordinated Indebtedness of tendering holders will be purchased on a pro rata basis (based on amounts tendered).

   BGF will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the indenture, BGF shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the indenture by virtue thereof.

   Upon completion of a Net Proceeds Offer, the amount of Net Cash Proceeds will be reset at zero. Accordingly, to the extent that the aggregate amount of notes and other Senior Subordinated Indebtedness tendered pursuant to a Net Proceeds Offer is less than the aggregate amount of unapplied Net Cash Proceeds, BGF may use any remaining Net Cash Proceeds for general corporate purposes.

   In the event of the transfer of substantially all (but not all) of the property and assets of BGF and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "--Merger, Consolidation and Sale of Assets," the Surviving Entity shall be deemed to have sold the properties and assets of BGF and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the Fair Market Value of such properties and assets of BGF or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant. If at any time any non-cash consideration received by BGF or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

   Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. BGF will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on or in respect of its Capital Stock to BGF or any other Restricted Subsidiary or pay any Indebtedness owed to BGF or any other Restricted Subsidiary; (b) make loans or advances to, or guarantee any Indebtedness or other obligations of, or make any Investment in, BGF or any other Restricted Subsidiary; or (c) transfer any of its property or assets to BGF or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of:

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

(1) applicable law; (2) the indenture; (3) the senior credit facility as in effect on the Issue Date, and any amendments or restatements thereof; provided, however, that any such amendment or restatement is not materially more restrictive with respect to such encumbrances or restrictions than those in existence on the Issue Date; (4) customary non-assignment provisions of any contract and customary provisions restricting assignment or subletting in any lease governing a leasehold interest of any Restricted Subsidiary, or any customary restriction on the ability of a Restricted Subsidiary to dividend, distribute or otherwise transfer any asset which secures Purchase Money Indebtedness of such Restricted Subsidiary; (5) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired; (6) restrictions with respect to a Restricted Subsidiary of BGF imposed pursuant to a binding agreement which has been entered into for the sale or disposition of Capital Stock or assets of such Subsidiary; provided however, that such restrictions apply solely to the Capital Stock or assets of such Restricted Subsidiary which are being sold; (7) customary restrictions imposed on the transfer of copyrighted or patented materials; (8) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "--Limitation on the Incurrence of Additional Indebtedness" and "--Limitation on Liens," which encumbrance or restriction is not applicable to any property or assets other than the property or assets subject to the Lien securing such Indebtedness; or
(9) an agreement governing Indebtedness Incurred to Refinance the Indebtedness issued, assumed or Incurred pursuant to an agreement referred to in clause (3),
(5) or (8) above; provided, however, that such refinancing agreement is not materially more restrictive with respect to such encumbrances or restrictions than those contained in the agreement referred to in such clause (3), (5) or
(8) as determined by the Board of Directors in their reasonable good faith judgment.

   Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries. BGF will not sell or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary, and will not cause or permit any Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any shares of its Capital Stock, except (i) to BGF or a Wholly Owned Restricted Subsidiary; (ii) the sale of 100% of the shares of the Capital Stock of any Restricted Subsidiary owned by BGF or any Restricted Subsidiary effected in accordance with the covenants described under "--Limitation on Asset Sales" and "--Merger, Consolidation and Sale of Assets"; (iii) in the case of Restricted Subsidiaries other than Wholly Owned Restricted Subsidiaries, issuance of Capital Stock on a pro rata basis to BGF and its Restricted Subsidiaries and minority shareholders of such Restricted Subsidiary (or on less than a pro rata basis to any such minority holder if such minority holder does not acquire its pro rata amount); (iv) the sale of Capital Stock of a Restricted Subsidiary or issuance by a Restricted Subsidiary of Capital Stock if following such sale or issuance, (x) such Restricted Subsidiary is no longer a Subsidiary, (y) BGF's continuing Investment in such former Restricted Subsidiary is in compliance with "--Limitations on Restricted Payments" and (z) any sale of Capital Stock by BGF or such Restricted Subsidiary is made in compliance with the covenant described under "--Limitation on Asset Sales".

   Designation of Unrestricted Subsidiaries. BGF may designate after the Issue Date any Subsidiary of BGF as an "Unrestricted Subsidiary" under the indenture (a "Designation") only if:

     (i) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation:

     (ii) at the time of and after giving effect to such Designation, BGF could Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "--Limitation on Incurrence of Additional Indebtedness"; and

     (iii) BGF would be permitted to make an Investment at the time of Designation (assuming the effectiveness of such Designation and treating such Designation as an Investment at such time) pursuant to the first paragraph of "--Limitation on Restricted Payments" in an amount (the "Designation Amount") equal to the amount of BGF's Investment in such Subsidiary on such date.

   Neither BGF nor any Restricted Subsidiary shall at any time (x) provide credit support for, subject any of its property or assets (other than the Capital Stock of any Unrestricted Subsidiary) to the satisfaction of, or

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

guarantee, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) unless such credit support or guarantee constitutes an Investment permitted pursuant to the covenant described under "--Limitation on Restricted Payments," (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary or (z) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary, except for any non-recourse guarantee given solely to support the pledge by BGF or any Restricted Subsidiary of the Capital Stock of any Unrestricted Subsidiary. For purposes of the foregoing, the Designation of a Subsidiary of BGF as an Unrestricted Subsidiary shall be deemed to include the Designation of all of the Subsidiaries of such Subsidiary.

   BGF may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation") only if:

     (i) No Default or Event of Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

     (ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the indenture.

   All Designations and Revocations must be evidenced by resolutions of the Board of Directors of BGF, delivered to the trustee certifying compliance with the foregoing provisions.

   Limitation on Layered Indebtedness: BGF shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness, unless such Indebtedness is subordinate in right of payment to, or ranks pari passu with, the notes or, in the case of Restricted Subsidiaries that are Note Guarantors, such Indebtedness is subordinate in right of payment to, or ranks pari passu with, the Note Guarantees of such Note Guarantors.

   No Note Guarantor will, directly or indirectly, Guarantee any Indebtedness of BGF that is subordinate in right of payment to any other Indebtedness of BGF unless such Guarantee is subordinate in right of payment to, or ranks pari passu with, the Note Guarantee of such Note Guarantor.

   Limitation on Liens. BGF will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Liens of any kind against or upon any of their respective properties or assets, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, to secure any Indebtedness unless contemporaneously therewith effective provision is made, (i) in the case of BGF to secure the notes and all other amounts due under the indenture and (ii) in the case of a Note Guarantor, to secure such Note Guarantor's Note Guarantee and all other amounts due under the indenture, in each case, equally and ratably with such Indebtedness (or, in the event that such Indebtedness is subordinated in right of payment to the notes or such Note Guarantee, prior to such Indebtedness) with a Lien on the same properties and assets securing such Indebtedness for so long as such Indebtedness is secured by such Lien, except for (A) Liens securing Senior Indebtedness (including, without limitation, Indebtedness Incurred under the senior credit facility) and
(B) Permitted Liens.

   Merger, Consolidation and Sale of Assets. BGF will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person (whether or not BGF is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of BGF's and its Restricted Subsidiaries' properties and assets (determined on a consolidated basis for BGF and its Restricted Subsidiaries) to any Person unless:

     (i) either (1) BGF shall be the surviving or continuing entity or (2) the Person (if other than BGF) formed by such consolidation or into which BGF is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of BGF and of BGF's Restricted Subsidiaries substantially as an entirety (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the trustee), executed and delivered to the trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the notes and the performance and observance of every covenant of the notes and the indenture and the registration rights agreement on the part of BGF to be performed or observed;

     (ii) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including giving effect on a pro forma basis to any Indebtedness, including any Acquired Indebtedness, Incurred in connection with or in respect of such transaction), (A) BGF or such Surviving Entity, as the case may be, shall be able to Incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "-- Limitation on Incurrence of Additional Indebtedness" or (B) the Consolidated Fixed Charge Coverage Ratio for BGF or such Surviving Entity, as the case may be, would be greater than the Consolidated Fixed Charge Coverage Ratio for BGF immediately prior to such transaction;

     (iii) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect on a pro forma basis to any Indebtedness, including any Acquired Indebtedness, Incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing;

     (iv) each Note Guarantor (including Persons which become Note Guarantors as a result of the transaction) shall have confirmed by supplemental indenture that its Note Guarantee shall apply for such Person's Obligations in respect of the indenture and the notes; and

     (v) BGF or the Surviving Entity shall have delivered to the trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the applicable provisions of the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

   For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of BGF, the Capital Stock of which constitutes all or substantially all of the properties and assets of BGF, shall be deemed to be the transfer of all or substantially all of the properties and assets of BGF.

   The provisions of clause (ii) above shall not apply to (x) any transfer of the properties or assets of a Restricted Subsidiary of BGF to BGF or to a Wholly Owned Restricted Subsidiary, (y) any merger of a Restricted Subsidiary into BGF or (z) any merger of BGF into a Restricted Subsidiary.

   The indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the properties and assets of BGF and its Restricted Subsidiaries in accordance with the foregoing, in which BGF is not the continuing corporation, the successor Person formed by such consolidation or into which BGF is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, BGF under the indenture and the notes with the same effect as if such surviving entity had been named as such.

   Each Note Guarantor (other than any Note Guarantor whose Note Guarantee is to be released in accordance with the terms described under "Note Guarantees" will not, and BGF will not cause or permit any Note Guarantor to, consolidate with or merge into any Person that is not a Note Guarantor unless such Person (if such Person is the surviving entity) assumes by supplemental indenture all of the obligations of such Note Guarantor in respect of its Note Guarantee.


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

   Limitations on Transactions with Affiliates. (a) BGF will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), unless: (i) the terms of such Affiliate Transaction are no less favorable than those that could reasonably be expected to be obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of BGF; (ii) in the event that such Affiliate Transaction involves aggregate payments, or transfers of property or services with a Fair Market Value in excess of $2.5 million during any twelve-month period, the terms of such Affiliate Transaction shall be approved by a majority of the members of the Board of Directors of BGF (including a majority of the disinterested members thereof), such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions and
(iii) in the event that such Affiliate Transaction involves aggregate payments, or transfer of property or services with a fair market value, in excess of $7.0 million during any twelve-month period, BGF shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to BGF and the relevant Restricted Subsidiary (if any) from a financial point of view from an Independent Financial Advisor and file the same with the trustee.

   (b) Notwithstanding the foregoing, the restrictions set forth in paragraph
(a) shall not apply to (i) transactions with or among BGF and any Restricted Subsidiary or between or among Restricted Subsidiaries; (ii) reasonable fees and compensation paid to, and any indemnity provided on behalf of, officers, directors, employees, consultants or agents of BGF or any Restricted Subsidiary as determined in good faith by BGF's Board of Directors; (iii) any transactions undertaken pursuant to any contractual obligations or rights in existence on the Issue Date (as in effect on the Issue Date); (iv) any Restricted Payments made in compliance with "Limitation on Restricted Payments"; (v) loans and advances to officers, directors and employees of BGF or any Restricted Subsidiary for travel, entertainment, moving and other relocation expenses, in each case made in the ordinary course of business; and (vi) the entering into by BGF and any of its consolidated Restricted Subsidiaries of a tax sharing or similar arrangement.

   Conduct of Business. BGF and its Restricted Subsidiaries will not engage in any businesses other than a Permitted Business.

   Reports to Holders. Notwithstanding that BGF may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as any notes remain outstanding, BGF shall (i) provide the trustee, the holders and the Initial Purchaser (as defined below) with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections within 15 days after the times specified for the filing of such information, documents and reports under such Sections and (ii) beginning on the earlier of (x) the effective date of the Exchange Offer Registration Statement (as defined below) and (y) 150 days following the Issue Date, file with the Commission, to the extent permitted, the information, documents and reports referred to in clause (i) within the periods specified under such Sections. In addition, at any time when BGF is subject to or is not current in its reporting obligations under clause (ii) of the preceding sentence, BGF will make available, upon request, to any holder and any prospective purchaser of notes the information required pursuant to Rule 144A(d)(4) under the Securities Act.

   Payments for Consent. Neither BGF nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the notes, unless such consideration is offered to be paid or agreed to be paid to all holders of the notes that so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.


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

Events of Default

   The following events are defined in the indenture as "Events of Default":

   (i) the failure to pay the principal of (or premium, if any, on) any note when due, at Stated Maturity, upon redemption or otherwise (including the failure to make a required payment to purchase notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) and whether or not prohibited by the provisions of the indenture described under "Subordination of the Notes and the Note Guarantees");

   (ii) the failure to pay any interest on any Notes when due, continued for 30 days or more (whether or not prohibited by the provisions of the indenture described under "Subordination of the Notes and the Note Guarantees");

   (iii) the failure to perform or comply with any of the provisions described under "Certain Covenants--Merger, Consolidation and Sales of Assets";

   (iv) the failure to perform or comply with any other covenant or agreement contained in the indenture or in the notes continued for 30 days or more after written notice to BGF from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes;

   (v) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of BGF or any Restricted Subsidiary, or the acceleration of the final stated maturity of any such Indebtedness by reason of a default or event of default in respect of such Indebtedness, in any case if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been so accelerated, aggregates $5.0 million or more at any time;

   (vi) one or more judgments in an aggregate amount in excess of $5.0 million (to the extent not covered by third-party insurance as to which a financially sound insurer has not disclaimed coverage) shall have been rendered against BGF or any of its Restricted Subsidiaries and such judgment or judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

   (vii) certain events of bankruptcy affecting BGF or any of its Significant Subsidiaries or group of Subsidiaries that, taken together, would constitute a Significant Subsidiary; or

   (viii) the Note Guarantee of any Note Guarantor is held or declared to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect (other than by reason of a release of such Note Guarantor from its Note Guarantee in accordance with the terms of the indenture) or any Note Guarantor or any Person acting on behalf of any Note Guarantor denies or disaffirms such Note Guarantor's obligations under its Note Guarantee (other than by reason of a release of such Note Guarantor from its Note Guarantee in accordance with the terms of the indenture); or

   (ix) at any time prior to the repayment in full of the Acquisition Loan, the Acquisition Loan Pledge is held or declared to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect.

   If an Event of Default (other than an Event of Default relating to BGF specified in clause (vii) above) shall occur and be continuing, the trustee or the holders of at least 25% in principal amount of outstanding notes may declare the principal of (and premium, if any) and accrued and unpaid interest on all the notes to be due and payable by notice in writing to BGF and the trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same shall become immediately due and payable. If an Event of Default specified in clause (vii) relating to BGF above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

   The indenture provides that, at any time after a declaration of acceleration with respect to the notes as described in the preceding paragraph, the holders of a majority in principal amount of the notes may rescind and cancel such declaration and its consequences (i) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (ii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid and (iii) if BGF has paid the trustee its reasonable compensation and reimbursed the trustee for its reasonable expenses, disbursements and advances. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

   The holders of a majority in principal amount of the notes may waive any existing Default or Event of Default under the indenture, and its consequences, except a default in the payment of the principal of, premium, if any, or interest on any notes.

   Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

   No holder of any notes will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless (i) such holder gives to the trustee written notice of a continuing Event of Default, (ii) holders of at least 25% in principal amount of the then outstanding notes make a written request to pursue the remedy, (iii) such holders of the notes provide to the trustee satisfactory indemnity, (iv) the trustee does not comply within 60 days and (v) during such 60 day period the holders of a majority in principal amount of the outstanding notes do not give the trustee a written direction which, in the opinion of the trustee, is inconsistent with the request. Otherwise, no holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, except
(i) a holder of a note may institute suit for enforcement of payment of the principal of and premium, if any, or interest on such note on or after the respective due dates expressed in such note or (ii) the institution of any proceeding with respect to the indenture or any remedy thereunder, including, without limitation, acceleration, by the holders of a majority in principal amount of the outstanding notes; provided, however, that upon institution of any proceeding or exercise of any remedy, such holder or holders provide the trustee with prompt notice thereof.

   BGF is required to deliver to the trustee written notice of any event which would constitute certain Defaults, their status and what action BGF is taking or proposes to take in respect thereof. In addition, BGF is required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous fiscal year. The indenture provides that if a Default occurs, is continuing and is known to the trustee, the trustee must mail to each holder notice of the Default within five days after it is known to a trust officer or written notice of it is received by the trustee. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any note, the trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is not opposed to the interest of the holders.

Legal Defeasance and Covenant Defeasance

   BGF may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding notes ("Legal Defeasance"). Such Legal Defeasance means that BGF shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding notes, except for (i) the rights of holders to receive payments in respect of the principal of, premium, if any, and interest on the notes when such payments are due, (ii) BGF's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the trustee and BGF's obligations in connection therewith and (iv) the Legal Defeasance provisions of the indenture. In addition, BGF may, at its option and at any time, elect to have the obligations of BGF released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

   In order to exercise either Legal Defeasance or Covenant Defeasance, (i) BGF must irrevocably deposit with the trustee, in trust, for the benefit of the holders cash in U.S. dollars, certain direct non-callable obligations of, or guaranteed by, the United States, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, BGF shall have delivered to the trustee an Opinion of Counsel in the United States reasonably acceptable to the trustee to the effect that (A) BGF has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall state that, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, BGF shall have delivered to the trustee an Opinion of Counsel in the United States reasonably acceptable to the trustee to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) the trustee shall have received an Officers' Certificate stating that no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) the trustee shall have received an Officers' Certificate stating that such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the indenture or any other material agreement or instrument to which BGF or any of its Subsidiaries is a party or by which BGF or any of its Subsidiaries is bound (and in that connection, the trustee shall have received a certificate from the agent under the senior credit facility to that effect with respect to the senior credit facility then in effect); (vi) BGF shall have delivered to the trustee an Officers' Certificate stating that the deposit was not made by BGF with the intent of preferring the holders over any other creditors of BGF or any Subsidiary of BGF or with the intent of defeating, hindering, delaying or defrauding any other creditors of BGF or others; (vii) BGF shall have delivered to the trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; (viii) BGF shall have delivered to the trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (ix) certain other customary conditions precedent are satisfied.

Satisfaction and Discharge

   The indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the indenture) as to all outstanding notes when (i) either (a) all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by BGF and thereafter repaid to BGF or discharged from such trust) have been delivered to the trustee for cancellation or (b) all notes not theretofore delivered to the trustee for cancellation have become due and payable, or will be due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption, and BGF has irrevocably deposited or caused to be deposited with the trustee funds or certain direct, non-callable obligations of, or guaranteed by, the United States sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the trustee for cancellation, for principal of, premium, if any, and interest on the notes to the earlier of the Stated Maturity or the redemption date together with irrevocable instructions from BGF directing the trustee to apply such funds and/or the proceeds of such direct, non-callable obligations to the payment thereof at maturity or redemption, as the case may be; (ii) BGF has paid all other sums payable under the indenture by BGF; and (iii) BGF has delivered to the trustee an Officers' Certificate stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Modification of the Indenture

   From time to time, BGF and the trustee, without the consent of the holders, may amend the indenture or the notes for certain specified purposes, including curing ambiguities, defects or inconsistencies, providing for Note Guarantors and making other changes which do not, in the opinion of the trustee, adversely affect the rights of any of the holders in any material respect. In formulating its opinion on such matters, the trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an Opinion of Counsel. Other modifications and amendments of the indenture or the notes may be made with the consent of the holders of a majority in principal amount of the then outstanding notes issued under the indenture, except that, without the consent of each holder affected thereby, no amendment may: (i) reduce the amount of notes whose holders must consent to an amendment or waiver; (ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any notes; (iii) reduce the principal of or change or have the effect of changing the fixed maturity of any notes, or change the date on which any notes may be subject to redemption, or reduce the redemption price therefor; (iv) make any notes payable in money other than that stated in the notes; (v) make any change in provisions of the indenture entitling each holder to receive payment of principal of, premium, if any, and interest on such note on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of notes to waive Defaults or Events of Default;
(vi) amend, change or modify in any material respect the obligation of BGF to make and consummate a Change of Control Offer in respect of a Change of Control that has occurred or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated; (vii) modify the subordination provisions of the indenture with respect to BGF or any Note Guarantor in a manner that adversely affects the rights of any holder; or (viii) eliminate or modify in any manner a Note Guarantor's obligations with respect to its Note Guarantee which adversely affects holders in any material respect. However, no amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of Senior Indebtedness of BGF or a Note Guarantor then outstanding unless the holders of such Senior Indebtedness (or their representative) consent to such change.

Governing Law

   The indenture provides that the indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

   The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise such rights and powers vested in it by the indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

   The indenture and the provisions of the TIA contain certain limitations on the rights of the trustee, should it become a creditor of BGF, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the trustee will be permitted to engage in other transactions; provided, however, that if the trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

   Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

   "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with BGF or any of its Restricted Subsidiaries or is assumed in connection with the acquisition of assets from such Person and in each case not Incurred in connection with, or in anticipation or contemplation of, such acquisition, merger or consolidation. Such Indebtedness shall be deemed to have been Incurred at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with BGF or a Restricted Subsidiary or at the time such Indebtedness is assumed in connection with the acquisition of assets from such Person.

   "Acquisition Loan" means the secured loan of approximately $136.7 million from BGF to GHC to fund a portion of the purchase price payable by AGY Holdings in connection with its acquisition of a 51% interest in AGY.

   "Acquisition Loan Pledge" shall mean the pledge by GHC to BGF of all of the Capital Stock of AGY Holdings and Belmont as security for the Acquisition Loan.

   "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling", "controlled by" and "under common control with" have meanings correlative of the foregoing; provided, however, that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

   "AGY" means Advanced Glassfiber Yarns, LLC, a Delaware limited liability company.

   "AGY Holdings" means AGY Holdings Inc., a Delaware corporation and Wholly-Owned Subsidiary of GHC.

   "Asset Acquisition" means (a) an Investment by BGF or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into BGF or any Restricted Subsidiary, or (b) the acquisition by BGF or any Restricted Subsidiary of the assets of any Person (other than a Subsidiary of BGF) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

   "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, assignment or other transfer for value by BGF or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than BGF or a Restricted Subsidiary (including a Person that is or will become a Restricted Subsidiary immediately after such sale, issuance, conveyance, transfer, assignment or other transfer for value) of (a) any Capital Stock of any Restricted Subsidiary; or (b) any other property or assets (other than cash, Cash Equivalents or Capital Stock) of BGF or any Restricted Subsidiary other than in the ordinary course of business; provided, however, that Asset Sale shall not include, (i) the sale, conveyance, disposition or other transfer of all or substantially all of the assets of BGF and its Restricted Subsidiaries as permitted under "Certain Covenants--Merger, Consolidation and Sale of Assets," (ii) any sale of Capital Stock in, or Indebtedness or other securities of an Unrestricted Subsidiary,
(iii) a disposition of inventory or leases in the ordinary course of business,
(iv) dispositions of assets in any fiscal year with a Fair Market Value not to exceed $2.0 million in the aggregate, (v) for purposes of "Certain Covenants-- Limitation on Asset Sales" only, the making of a Permitted Investment or Restricted Payment, and (vi) a disposition in the ordinary course of business of obsolete or worn-out equipment.

   "Asset Sale Transaction" means Asset Sales and, whether or not constituting an Asset Sale, (i) any sale or other disposition of Capital Stock and (ii) any sale or other disposition excluded from the definition of Asset Sale by clause
(b)(i) or (v) of such definition.

   "Belmont" means Belmont of America, Inc., a Delaware corporation.

   "Blockage Notice" has the meaning set forth under "--Subordination of the Exchange Notes and the Note Guarantees."

   "Board of Directors" means, (i) in the case of a Person that is a corporation, the board of directors of such Person or any committee authorized to act therefor and (ii) in the case of any other Person, the board of directors, management committee or similar governing body or any authorized committee thereof responsible for the management of the business and affairs of such Person.

   "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person (or person performing a similar function) to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the trustee.

   "Capitalized Lease Obligations" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

   "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (ii) with respect to any Person that is not a corporation, any and all membership, partnership or other equity or ownership interests of such Person.

   "Cash Equivalents" mean s (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $500 million;
(v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and
(vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

   "Change of Control" means the occurrence of one or more of the following events:

     (i) Prior to the first Public Equity Offering, the permitted holders cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate at least of 51% of the total voting power of the Voting Stock of BGF, whether as a result of issuance of securities of BGF or any parent company of BGF, any merger, consolidation, liquidation or dissolution of BGF, any direct or indirect transfer of securities by BGF or otherwise (for purposes of this clause (i) and clause (ii) below, the permitted holders shall be deemed to beneficially own any Voting Stock of a corporation (the "specified corporation") held by any other corporation (the "parent corporation") so long as the permitted holders beneficially own (as so defined), directly or indirectly, in the aggregate at least 51% of the voting power of the Voting Stock of the parent corporation);

     (ii) subsequent to the first Public Equity Offering, (A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more permitted holders, is or becomes the beneficial owner (as defined in Rule 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (ii) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of BGF and (B) the permitted holders "beneficially own" (as defined in this clause (ii)), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of BGF than such other person (for the purposes of this clause (ii), such other person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such other person is the beneficial owner (as defined in this clause (ii), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent corporation and the permitted holders "beneficially own" (as defined in this clause (ii), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent corporation;

     (iii) during any period of two consecutive years (or, in the case this event occurs within the first two years after the Issue Date, such shorter period as shall have begun on the Issue Date), individuals who at the beginning of such period constituted the Board of Directors of BGF (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of BGF was approved by a vote of a majority of the directors of BGF then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of BGF then in office; or

     (iv) BGF consolidates with, or merges with or into, another Person (other than BGF or a Wholly Owned Restricted Subsidiary) or BGF or any of its Restricted Subsidiaries sell, conveys, assigns, transfers, leases or otherwise disposes of all or substantially all of the assets of BGF and its Restricted Subsidiaries (determined on a consolidated basis for BGF and its Restricted Subsidiaries) to any Person (other than BGF or any Wholly Owned Restricted Subsidiary), other than any such transaction where immediately after such transaction the Person or Persons that "beneficially owned" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) immediately prior to such transaction, directly or indirectly, a majority of the total voting power of the then outstanding Voting Stock of BGF "beneficially own" (as so determined), directly or indirectly, a majority of the total voting power of the then outstanding Voting Stock of the surviving or transferee Person.

   "Change of Control Offer" has the meaning set forth under "Change of Control."

   "Change of Control Payment Date" has the meaning set forth under "Change of Control."

   "Commission" means the Securities and Exchange Commission, or any successor agency thereto with respect to the regulation or registration of securities.

   "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

   "Consolidated EBITDA" means, for any period, Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income: (i) Consolidated Income Tax Expense for such period;
(ii) Consolidated Interest Expense for such period; and (iii) Consolidated Non-cash Charges for such period; less (A) all non-cash items increasing Consolidated Net Income for such period and (B) all cash payments during such period relating to non-cash charges that were added back in determining Consolidated EBITDA in any prior period.

   "Consolidated Fixed Charge Coverage Ratio" means, as of any date of determination, the ratio of the aggregate amount of Consolidated EBITDA for the four most recent full fiscal quarters for which financial statements are available ending prior to the date of such determination (the "Four Quarter Period") to Consolidated Fixed Charges for such Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the Incurrence or repayment of any Indebtedness of BGF or any of its Restricted Subsidiaries (and the application of the proceeds thereof), including the Incurrence of any Indebtedness (and the application of the proceeds thereof) giving rise to the need to make such determination, occurring during or after such Four Quarter Period and on or prior to such date of determination, as if such Incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of such Four Quarter Period and (ii) any Asset Sale Transactions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such determination as a result of BGF or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) Incurring Acquired Indebtedness and including, without limitation, by giving pro forma effect to any Consolidated EBITDA (provided that such pro forma Consolidated EBITDA shall be calculated in a manner consistent with the exclusions in the definition of "Consolidated Net Income" but without giving effect to clause (C) of the definition of Consolidated Net Income) attributable to the assets which are the subject of the Asset Sale Transaction or Asset Acquisition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to such date of determination, as if such Asset Sale Transaction or Asset Acquisition (including the Incurrence of any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If BGF or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the Incurrence of such guaranteed Indebtedness as if BGF or any of its Restricted Subsidiaries had directly Incurred such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the date of determination and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on such date of determination; (2) if interest on any Indebtedness actually Incurred on such date of determination may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on such date of determination will be deemed to have been in effect during the Four Quarter Period; and (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

   "Consolidated Fixed Charges" means, for any period, the sum, without duplication, of (i) Consolidated Interest Expense, plus (ii) the product of (x) the amount of all dividend payments on any series of Preferred

Stock of BGF (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of BGF, expressed as a decimal.

   "Consolidated Income Tax Expense" means, with respect to BGF for any period, the provision for Federal, state, local and foreign income taxes payable by BGF and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

   "Consolidated Interest Expense" means, for any period, the sum of, without duplication: (i) the aggregate of cash and non-cash interest expense of BGF and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, and in any event shall include, without limitation (whether or not interest expense in accordance with GAAP), (a) any amortization of debt discount and any amortization or write off of deferred financing costs,
(b) the net costs under Hedging Obligations related to Indebtedness (including amortization of fees), (c) all capitalized interest, (d) the interest portion of any deferred payment obligation, (e) commissions, discounts and other fees and charges Incurred in respect of letters of credit or bankers' acceptances and (f) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on the assets of such Person or one of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon); and (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by BGF and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

   "Consolidated Net Income" means, for any period, the aggregate net income (or loss) of BGF and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom (a) net after-tax gains from Asset Sale Transactions or abandonments of reserves relating thereto, (b) net after-tax items classified as extraordinary or non-recurring gains or losses, (c) the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary or is merged or consolidated with BGF or any Restricted Subsidiary, (d) the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by contract, operation of law or otherwise, (e) the net income of any Person, other than a Restricted Subsidiary, except to the extent of cash dividends or distributions paid to BGF or to a Restricted Subsidiary by such Person, (f) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date and (g) all gains and losses from the cumulative effect of any change in accounting principles.

   "Consolidated Non-cash Charges" means, for any period, the aggregate depreciation, amortization and other non-cash expenses of BGF and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge which requires an accrual of or a reserve for cash charges for any future period).

   "Covenant Defeasance" has the meaning set forth under "Legal Defeasance and Covenant Defeasance."

   "Currency Agreement" means, in respect of any Person, any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party.

   "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

   "Designated Senior Indebtedness" means, (a) in respect of BGF, the senior credit facility and any other Senior Indebtedness of BGF which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by BGF in the instrument evidencing or governing such Senior

Indebtedness as "Designated Senior Indebtedness" and (b) in respect of any Note Guarantor, the senior credit facility and any guarantee by such Note Guarantor of Indebtedness of BGF referred to in clause (a) and (c) any other Senior Indebtedness of such Note Guarantor which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by such Note Guarantor in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness."

   "Designation" has the meaning set forth under "--Certain Covenants-- Designation of Unrestricted Subsidiaries" above.

   "Designation Amount" has the meaning set forth under "--Certain Covenants-- Designation of Unrestricted Subsidiaries" above.

   "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, in any case, on or prior to the 91st day after the final maturity date of the Notes.

   "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

   "Fair Market Value" means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction; provided, however, that the Fair Market Value of any such asset or assets may be determined conclusively by the Board of Directors of BGF acting in good faith, and shall be evidenced by a Board Resolution.

   "Foreign Subsidiary" means, with respect to any Person, any direct or indirect Subsidiary of such Person that is organized under the laws of any jurisdiction outside the United States, any state thereof or the District of Columbia.

   "Four Quarter Period" has the meaning set forth in the definition of "Consolidated Fixed Charge Coverage Ratio" above.

   "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

   "GHC" means Glass Holdings Corp., a Delaware corporation.

   "Guaranteed Obligations" has the meaning set forth under "Note Guarantees."

   "Hedging Obligations" means the obligations of any Person pursuant to any Interest Rate Agreement or Currency Agreement.

   "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred" and "Incurring" shall have meanings correlative to the foregoing). Indebtedness of any Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary (or is merged into or

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consolidated with BGF or any Restricted Subsidiary), whether or not such
Indebtedness was Incurred in connection with, as a result of, or in contemplation of, such Acquired Person becoming a Restricted Subsidiary (or being merged into or consolidated with BGF or any Restricted Subsidiary), shall be deemed Incurred at the time any such Acquired Person becomes a Restricted Subsidiary or merges into or consolidates with BGF or any Restricted Subsidiary. Accrual of interest, the accretion of accreted value and the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument will not be deemed to be an Incurrence of Indebtedness for purposes of the "Limitation on Incurrence of Additional Indebtedness" covenant.

   "Indebtedness" means with respect to any Person, without duplication, (i) the principal amount (or, if less, the accreted value) of all obligations of such Person for borrowed money, (ii) the principal amount (or, if less, the accreted value) of all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all Capitalized Lease Obligations of such Person, (iv) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted), (v) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations of such Person in respect of Indebtedness referred to in clauses (i) through (v) above and clause (viii) below, (vii) all Indebtedness of any other Person of the type referred to in clauses (i) through (vi) which is secured by any Lien on any property or asset of such Person, the amount of such Indebtedness being deemed to be the lesser of the Fair Market Value of such property or asset or the amount of the Indebtedness so secured, (viii) all obligations under Hedging Obligations of such Person and (ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be the Fair Market Value thereof.

   "Independent Financial Advisor" means an accounting firm, appraisal firm, investment banking firm or consultant to Persons engaged in a Permitted Business, in each case, of nationally recognized standing that is, in the judgment of BGF's Board of Directors, qualified to perform the task for which it has been engaged and which is independent in connection with the relevant transaction.

   "Interest Rate Agreement" of any Person means any interest rate protection agreement (including, without limitation, interest rate swaps, caps, floors, collars, derivative instruments and similar agreements) and/or other types of interest hedging agreements.

   "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude accounts receivable or deposits arising in the ordinary course of business. For purposes of the "Limitation on Restricted Payments" covenant, "Investment" shall include and be valued at the Fair Market Value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, BGF will be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to
(x) the total amount of BGF's "Investments" in such Subsidiary made prior to or at the time of such redesignation less (y) that portion of the Fair Market Value of the net assets of such Subsidiary at the time that such Subsidiary is so re-

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

designated a Restricted Subsidiary that is proportionate to BGF's equity interest in such Subsidiary; and (ii) any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer. If BGF or any Restricted Subsidiary sells or otherwise disposes of any Common Stock of a Restricted Subsidiary (including any issuance and sale of Capital Stock by a Restricted Subsidiary) such that, after giving effect to any such sale or disposition, such Restricted Subsidiary would cease to be a Subsidiary of BGF, BGF shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

   "Issue Date" means the first date of issuance of old notes under the indenture.

   "Legal Defeasance" has the meaning set forth under "Legal Defeasance and Covenant Defeasance."

   "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

   "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents received by BGF or any of its Restricted Subsidiaries from such Asset Sale, net of (a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale, (d) appropriate amounts to be provided by BGF or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by BGF or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

   "Net Proceeds Offer" has the meaning set forth under "--Certain Covenants-- Limitation on Asset Sales."

   "Net Proceeds Offer Payment Date" has the meaning set forth under "--Certain Covenants--Limitation on Asset Sales."

   "Net Proceeds Offer Trigger Date" has the meaning set forth under "--Certain Covenants--Limitation on Asset Sales."

   "Note Guarantee" has the meaning set forth in the third paragraph of the introduction to this "Description of Exchange Notes."

   "Note Guarantor" has the meaning set forth in the third paragraph of the introduction to this "Description of Exchange Notes."

   "Obligations" means, with respect to any Indebtedness, any principal, interest (including, without limitation, Post-Petition Interest), penalties, fees, indemnifications, reimbursements, including, in the case of the notes and the Note Guarantees in respect thereof, damages, and other liabilities payable under the documentation governing such Indebtedness.

   "OC"means Owens Corning, a Delaware corporation.

   "Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the trustee. The counsel may be an employee of or counsel to BGF or the trustee.


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

   "Payment Blockage Period" has the meaning set forth under "Subordination of the notes and the Note Guarantees."

   "Permitted Business" means the business or businesses conducted by BGF and its Restricted Subsidiaries as of the Issue Date and any business ancillary, complementary or reasonably related thereto.

   "Permitted holders" means (i) Robert Porcher; (ii) the spouse, parents, siblings, descendants of Robert Porcher or of such spouse or siblings; (iii) in the event of incompetence or death of Robert Porcher or any of the Persons described in (ii) above, such Person's estate, executor, administrator, committee or other personal representative in each case who at any particular date shall beneficially own or have the right to acquire, directly or indirectly, Voting Stock of BGF; (iv) any trusts created for the sole benefit of Robert Porcher or any of the Persons described in clauses (ii) or (iii) above or any trust for the benefit of such trust; (v) any Person of which Robert Porcher or any of the Persons described in clauses (ii) or (iii) above
(x) "beneficially owns" (as defined in Rules 13d-3 and 13d-5 under the Exchange
Act) on a fully diluted basis at least 51% of the voting power of the Voting Stock of such Person or (y) is the sole trustee or general partner, or otherwise has the sole power to manage the business and affairs, of such Person.

   "Permitted Indebtedness" means, without duplication, each of the following:

   (i) Indebtedness in respect of the old notes and exchange notes and any replacement notes therefor issued pursuant to the indenture, and the Note Guarantees in respect thereof;

   (ii) guarantees by any Note Guarantor of Indebtedness of BGF other than the notes; provided, however, that if any such guarantee is of Subordinated Indebtedness, then the Note Guarantee of such Note Guarantor shall be senior to such Note Guarantor's guarantee of such Subordinated Indebtedness;

   (iii) Indebtedness Incurred pursuant to the senior credit facility in an aggregate principal amount at any time outstanding not to exceed $125.0 million less the amount of any permanent prepayments of Indebtedness made with the Net Cash Proceeds of an Asset Sale pursuant to the third sentence under "Certain Covenants--Limitation on Asset Sales;"

   (iv) other Indebtedness of BGF and its Restricted Subsidiaries outstanding on the Issue Date, reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereto;

   (v) Hedging Obligations entered into in the ordinary course of business and not for speculative purposes;

   (vi) Indebtedness of any Restricted Subsidiary owed to and held by BGF or any Note Guarantor for so long as such Indebtedness is held by BGF or such Note Guarantor, in each case subject to no Lien securing Indebtedness other than Permitted Liens; provided, however, that if as of any date any Person other than BGF or any Note Guarantor holds any such Indebtedness or holds a Lien in respect of such Indebtedness securing Indebtedness other than Permitted Liens, such date shall be deemed the Incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

   (vii) Indebtedness of BGF owed to and held by any Note Guarantor that is unsecured and subordinated in right of payment to the payment and performance of BGF's obligations under any Senior Indebtedness, the indenture, the notes and the Note Guarantees and subject to no Lien securing Indebtedness other than Permitted Liens; provided, however, that if as of any date any Person other than any Note Guarantor owns or holds any such Indebtedness or any Person other than any Note Guarantor holds a Lien in respect of such Indebtedness securing Indebtedness other than Permitted Liens, such date shall be deemed the Incurrence of Indebtedness not constituting Permitted Indebtedness by BGF;

   (viii) Indebtedness of BGF or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of Incurrence;


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

   (ix) Indebtedness of BGF or any of its Restricted Subsidiaries represented by letters of credit for the account of BGF or any Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

   (x) Refinancing Indebtedness in respect of Indebtedness (other than Permitted Indebtedness) Incurred pursuant to the covenant described under "-- Certain Covenants--Limitation on Incurrence of Additional Indebtedness" or Indebtedness Incurred pursuant to clause (i) or (iv) of this definition of Permitted Indebtedness;

   (xi) Capitalized Lease Obligations and Purchase Money Indebtedness of BGF and its Restricted Subsidiaries that do not exceed $5.0 million in the aggregate at any one time outstanding;

   (xii) Indebtedness arising from agreements of BGF or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets, or Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided, that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by BGF and the Restricted Subsidiary in connection with such disposition; and

   (xiii) Additional Indebtedness of BGF or any Note Guarantor in an aggregate principal amount not to exceed $5.0 million at any one time outstanding (which amount may, but need not, be Incurred in whole or in part under the senior credit facility).

   "Permitted Investments" means (i) Investments by BGF or any Restricted Subsidiary in any Person that is, or that result in any Person becoming, immediately after such Investment, a Restricted Subsidiary or constituting a merger or consolidation of such Person into BGF or with or into a Restricted Subsidiary; (ii) Investments by any Restricted Subsidiary in BGF; (iii) Investments in cash and Cash Equivalents; (iv) any extension, modification or renewal of any Investments existing as of the Issue Date (but not Investments involving additional advances, contributions or other investments of cash or property or other increases thereof, other than as a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms of such Investment as of the Issue Date); (v) transactions or arrangements with officers, directors or employees of BGF or any Subsidiary of BGF entered into in the ordinary course of business (including compensation or employee benefit arrangements with any officer or director of BGF or any Subsidiary of BGF permitted under the covenant described under "--Certain Covenants--Limitations on Transactions with Affiliates"); (vi) Investments received as a result of the bankruptcy or reorganization of any Person or taken in settlement of or other resolution of claims or disputes, and, in each case, extensions, modifications and renewals thereof; (vii) Investments made by BGF or its Restricted Subsidiaries as a result of non-cash consideration permitted to be received in connection with an Asset Sale made in compliance with the covenant described under "--Certain Covenants--Limitation on Asset Sales";
(viii) Investments consisting of consigned inventory in an aggregate amount not to exceed $5,000,000 at any one time outstanding; (ix) Investments in the form of intercompany Indebtedness permitted to be issued under the covenant entitled "Limitation on Incurrence of Additional Indebtedness"; and (x) other Investments not to exceed $5.0 million at any one time outstanding.

   "Permitted Junior Securities" means any securities of BGF or any other Person that are (i) equity securities without special covenants or (ii) debt securities expressly subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding, to substantially the same extent as, or to a greater extent than, the notes are subordinated as provided in the indenture, in any event pursuant to a court order so providing and as to which (a) the rate of interest on such securities shall not exceed the effective rate of interest on the notes on the Issue Date, (b) such securities shall not be entitled to the benefits of covenants or defaults materially more beneficial to the holders of such securities than those in effect with respect to the notes on the Issue Date and (c) such securities shall not provide for amortization (including sinking fund and mandatory prepayment provisions) commencing prior to the date six months following the final scheduled maturity date of the Senior Indebtedness (as modified by the plan of reorganization pursuant to which such securities are issued).

   "Permitted Liens" means any of the following:

   (i) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

   (ii) Liens Incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

   (iii) any interest or title of a lessor under any Capitalized Lease Obligation; provided, however, that such Liens do not extend to any property which is not leased property subject to such Capitalized Lease Obligation;

   (iv) purchase money Liens to finance property of BGF or a Restricted Subsidiary acquired in the ordinary course of business; provided, however, that
(A) the related purchase money Indebtedness shall not exceed the cost of such property and shall not be secured by any property of BGF or any Restricted Subsidiary other than the property so acquired and (B) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

   (v) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

   (vi) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

   (vii) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of BGF or a Restricted Subsidiary, including rights of offset and set-off;

   (viii) Liens securing Hedging Obligations that relate to Indebtedness that is Incurred in accordance with the covenant described under "Certain Covenants--Limitation on Incurrence of Additional Indebtedness" and that are secured by the same assets as secure such Hedging Obligations;

   (ix) Liens existing on the Issue Date and Liens to secure any Refinancing Indebtedness which is Incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the covenant described under "--Certain Covenants--Limitation on Liens" and which Indebtedness has been Incurred in accordance with the covenant described under "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness"; provided, however, that such new Liens (A) are not materially less favorable to the holders of notes and are not materially more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (B) do not extend to any property or assets other than the property or assets securing the Indebtedness Refinanced by such Refinancing Indebtedness;

   (x) Liens securing Acquired Indebtedness Incurred in accordance with the covenant described under "Certain Covenants--Limitation on Incurrence of Additional Indebtedness"; provided, however, that (A) such Liens secured such Acquired Indebtedness at the time of and prior to the Incurrence of such Acquired Indebtedness by BGF or a Restricted Subsidiary and were not granted in connection with, or in anticipation of the Incurrence of such Acquired Indebtedness by BGF or a Restricted Subsidiary and (B) such Liens do not extend to or cover any property of BGF or any Restricted Subsidiary other than the property that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of BGF or a

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

Restricted Subsidiary and are no more favorable to the lienholders than the Liens securing the Acquired Indebtedness prior to the Incurrence of such Acquired Indebtedness by BGF or a Restricted Subsidiary; and

   (xi) Liens securing other Indebtedness not in excess of $3,000,000 at any one time outstanding.

   "Person" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

   "Post-Petition Interest" means all interest accrued or accruing after the commencement of any insolvency or liquidation proceeding (and interest that would accrue but for the commencement of any insolvency or liquidation proceeding) in accordance with and at the contract rate (including, without limitation, any rate applicable upon default) specified in the agreement or instrument creating, evidencing or governing any Indebtedness, whether or not, pursuant to applicable law or otherwise, the claim for such interest is allowed as a claim in such insolvency or liquidation proceeding.

   "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights over any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

   "Public Equity Offering" has the meaning set forth under "Redemption."

   "Purchase Money Indebtedness" means Indebtedness of BGF or any Restricted Subsidiary Incurred for the purpose of financing all or any part of the purchase price, or other cost of construction or improvement of any property; provided, however, that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost, including any Refinancing of such Indebtedness that does not increase the aggregate principal amount (or accreted amount, if less) thereof as of the date of Refinancing.

   "Purchase Price Loan" means the loan of approximately $135.3 million from GHC to AGY Holdings to fund AGY Holdings' acquisition of a 51% interest in AGY.

   "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

   "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

   "Refinancing Indebtedness" means any Refinancing by BGF or any Restricted Subsidiary, to the extent that such Refinancing does not (i) result in an increase in the aggregate principal amount of the Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by BGF in connection with such Refinancing) or (ii) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided, however, that (x) if such Indebtedness being Refinanced is Indebtedness of BGF, then such Refinancing Indebtedness shall be Indebtedness of BGF (y) if such Indebtedness being Refinanced is Indebtedness of a Note Guarantor, then such Indebtedness shall be Indebtedness of BGF and/or such Note Guarantor and (z) if such Indebtedness being Refinanced is subordinate or junior to the notes or any Note Guarantee, then such Refinancing Indebtedness shall be subordinate to the notes or such Note Guarantee at least to the same extent and in the same manner as the Indebtedness being Refinanced.

   "Replacement Assets" has the meaning set forth under "Certain Covenants-- Limitation on Asset Sales."

   "Representative" means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of BGF.

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

   "Restricted Payment" has the meaning set forth under "Certain Covenants-- Limitation on Restricted Payments."

   "Restricted Subsidiary" of BGF means any Subsidiary of BGF which at the time of determination is not an Unrestricted Subsidiary.

   "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party providing for the leasing to BGF or a Restricted Subsidiary of any property, whether owned by BGF or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by BGF or such Restricted Subsidiary to such Person or to any other Person by whom funds have been or are to be advanced on the security of such Property.

   "Securities Act" means the Securities Act of 1933, as amended, or any successor statute or statutes thereto.

   "Senior Credit Facility" means that certain Credit Agreement dated as of September 30, 1998 by and between BGF, the guarantors from time to time a party thereto, the lenders from time to time party thereto and First Union National Bank, as agent, pursuant to which BGF may, as of the Issue Date, borrow up to $125,000,000 in the aggregate at any one time outstanding, together with the documents related thereto, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including adding Subsidiaries of BGF as additional borrowers guarantors thereunder or increasing the principal amount available thereunder) all or any portion of the Indebtedness under such agreement(s) or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

   "Senior Indebtedness" means, at any date, with respect to any Person (a) all Obligations of such Person under the senior credit facility; (b) all Hedging Obligations of such Person; (c) all Obligations of such Person under stand-by letters of credit; and (d) all other Indebtedness of such Person permitted under the indenture, including principal, premium, if any, and interest (including Post-Petition Interest) on such Indebtedness, unless the instrument under which such Indebtedness is Incurred expressly provides that such Indebtedness is not senior or superior in right of payment to the notes in the case of BGF or a Note Guarantee in the case of a Note Guarantor, and all renewals, extensions, modifications, amendments or refinancings thereof in whole or in part. Notwithstanding the foregoing, Senior Indebtedness shall not include (a) to the extent that it may constitute Indebtedness, any Obligation for Federal, state, local or other taxes; (b) any Indebtedness among or between BGF and any Subsidiary of BGF or any Affiliate of BGF or any of such Affiliate's Subsidiaries (other than Indebtedness created by BGF in connection with the guarantee of Indebtedness of a Subsidiary); unless and for so long as such Indebtedness has been pledged to secure obligations under or in respect of Senior Indebtedness; (c) to the extent that it may constitute Indebtedness, any Obligation in respect of any trade payable Incurred for the purchase of goods or materials, or for services obtained, in the ordinary course of business; (d) that portion of any Indebtedness that is Incurred in violation of the indenture; (e) Indebtedness evidenced by the notes or the Note Guarantees; (f) Indebtedness of BGF or a Note Guarantor that is expressly subordinate or junior in right of payment to any other Indebtedness of BGF or a Note Guarantor; (g) to the extent that it may constitute Indebtedness, any obligation owing under leases (other than Capitalized Lease Obligations) or management agreements; (h) any obligation that by operation of law is subordinate to any general unsecured obligations of such Person; and (i) Indebtedness of BGF to the extent such Indebtedness is owed to and held by any Federal, state, local or other governmental authority (excluding Indebtedness owing to state or local governmental authorities in the form of industrial revenue bonds or other state or local bond financings).

   "Senior Subordinated Indebtedness" means, with respect to BGF, the notes and, with respect to any Note Guarantor, such Note Guarantor's Note Guarantee and any other Indebtedness of BGF or such Note Guarantor that specifically provides that such Indebtedness is to rank pari passu in right of payment with the notes or such Note Guarantee, as the case may be, and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of BGF or such Note Guarantor which is not Senior Indebtedness.


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

   "Significant Subsidiary" shall have the meaning set forth in Rule 1-02(w) of Regulation S-X under the Securities Act.

   "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

   "Subordinated Indebtedness" means, with respect to BGF or any Note Guarantor, any Indebtedness of BGF or such Note Guarantor, as the case may be, which is expressly subordinated in right of payment to the notes or such Note Guarantor's Note Guarantee, as the case may be.

   "Subsidiary," with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

   "Surviving Entity" has the meaning set forth under "--Certain Covenants-- Merger, Consolidation and Sale of Assets."

   "Unrestricted Subsidiary" means any Subsidiary of BGF designated as such pursuant to "Certain Covenants--Designation of Unrestricted Subsidiaries." Any such designation may be revoked by a Board Resolution of BGF, subject to the provisions of such covenant.

   "Voting Stock" with respect to any Person, means securities of any class of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors (or equivalent governing body) of such Person.

   "Weighted Average Life to Maturity" means, when applied to any Indebtedness (including any Disqualified Capital Stock) at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (x) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by
(b) the then outstanding principal amount or liquidation preference, as applicable, of such Indebtedness.

   "Wholly Owned Restricted Subsidiary" of BGF means any Restricted Subsidiary of which all the outstanding Capital Stock (other than in the case of a foreign Restricted Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by BGF or any Wholly Owned Restricted Subsidiary.

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

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

   The following discussion describes the material federal income tax consequences expected to result to holders whose old notes are exchanged for exchange notes in the exchange offer. The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the IRS will not take a contrary view, and no ruling from the IRS has been or will be sought with respect to the exchange offer. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below.

   Each holder of old notes should consult its own tax advisor as to the particular tax consequences of exchanging old notes for exchange notes, including the applicability and effect of any state, local or foreign laws.

   The exchange of old notes for exchange notes pursuant to the exchange offer should not be considered a taxable exchange for United States federal income tax purposes because the exchange notes should not be considered to differ materially in kind or extent from the old notes. Exchange notes received by a holder of old notes should be treated as a continuation of the old notes. Accordingly, there should not be any United States federal income tax consequences to holders exchanging old notes for exchange notes in the exchange offer.

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

                               THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

   The old notes were originally sold by BGF to First Union Capital Markets Corp. (the "Initial Purchaser") pursuant to the note purchase agreement between BGF and the Initial Purchaser dated January 15, 1999. The Initial Purchaser subsequently placed the old notes with qualified institutional buyers in reliance upon Rule 144A under the Securities Act. In accordance with a condition set forth in the purchase agreement, BGF and the Initial Purchaser entered into a registration rights agreement on the Issue Date pursuant to which BGF agreed, for the benefit of the holders of the old notes, that it will, at its cost

  . use its best efforts to file, within 60 days after the Issue Date, a registration statement (the "Exchange Offer Registration Statement") with the SEC with respect to the exchange offer; and

  . use its best efforts to cause the Exchange Offer Registration Statement to be declared effective within 150 days from the Issue Date.

   Promptly after the Exchange Offer Registration Statement has been declared effective, BGF will offer the exchange notes in exchange for surrender of the old notes. BGF will keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date on which notice of the exchange offer is mailed to the holders of the old notes. For each old note validly tendered to BGF pursuant to the exchange offer and not withdrawn by the holder thereof, the holder of such old note will receive an exchange note having a principal amount equal to the principal amount of such surrendered old note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor or, if no interest has been paid on such exchange note, from the Issue Date.

   Under existing SEC interpretations set forth in several no-action letters to third parties and unrelated to BGF and the exchange offer, BGF believes that the exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by the holders thereof (other than any such holder which is an "affiliate" of BGF within the meaning of Rule 405 under the Securities Act) without further compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of such exchange notes. Any holder who is an affiliate of BGF or who intends to participate in the exchange offer for the purpose of distributing the exchange notes

  . will not be able to rely on the SEC's interpretation set forth in the above-mentioned no-action letters;

  . will not be able to tender its old notes in the exchange offer; and

  . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer transaction unless such sale or transfer is made pursuant to an exemption from such requirements.

Failure to comply with such requirements may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by BGF.

   A participating broker-dealer holding old notes may participate in the exchange offer provided that it acquired the old notes for its own account as a result of market-making or other trading activities. In connection with any resales of exchange notes, any participating broker-dealer who receives exchange notes for old notes pursuant to the exchange offer may be an "underwriter" (within the meaning of the Securities Act) and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. The accompanying letter of transmittal states that any acknowledgment by a participating broker-dealer that it will deliver a prospectus in connection with any resale of exchange notes, and any such delivery of a prospectus, shall not be deemed an admission by such participating broker-dealer that it is an underwriter. The SEC has taken the position that participating broker-dealers may fulfill their prospectus

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

delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the old notes) with this prospectus, as it may be amended or supplemented from time to time. Under the registration rights agreement, BGF is required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements, to use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of such exchange notes for a period of 180 days.

   Each holder of old notes wishing to accept the exchange offer must represent to BGF:

  . that any exchange notes to be received by it will be acquired in the ordinary course of such holder's business;

  . that it is not an "affiliate" of BGF within the meaning of Rule 405 under the Securities Act;

  . that it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes; and

  . if such holder is a participating broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.

By executing the letter of transmittal or an agent's message, each holder will make the foregoing representations.

   In the event that:

  . applicable interpretations of the SEC do not permit BGF to effect the exchange offer;

  . for any other reason the exchange offer is not consummated within 30 business days of the date the exchange offer Registration Statement has become effective;

  . the Initial Purchaser so requests with respect to old notes it acquired directly from BGF on or prior to the 20th business day following the consummation of the exchange offer;

  . any holder notifies BGF on or prior to the 20th business day following the consummation of the exchange offer that such holder is not eligible to participate in the exchange offer or the exchange notes such holder would receive would not be freely tradable; or

  . the Initial Purchaser participates in the exchange offer and does not receive freely tradable exchange notes in exchange for old notes constituting any portion of an unsold allotment and the Initial Purchaser notifies BGF on or prior to the 20th business day following the consummation of the exchange offer,

BGF will, at its expense:

  . on or prior to 75 days after such filing obligation arises, file a registration statement (a "Shelf Registration Statement") covering resales of the old notes or the exchange notes, as the case may be;

  . use its reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to 135 days after such filing obligation arises; and

  . keep the Shelf Registration Statement effective until the earlier of (i) the time when the old notes or the exchange notes covered by the Shelf Registration Statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (ii) two years from the date on which the Shelf Registration Statement was filed and (iii) such date as of which all old notes and exchange notes covered by the Shelf Registration Statement have been sold.

BGF will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf

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

Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the old notes or the exchange notes, as the case may be. A holder selling such old notes or exchange notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to Purchaser, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification obligations).

   In the event that any of the following "registration defaults" shall have occurred:

  . BGF fails to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

  . any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the
    "Effectiveness Target Date");

  . BGF fails to consummate the exchange offer within 30 business days of the Effectiveness Target Date with respect to the exchange offer Registration Statement;

  . the Shelf Registration Statement or the Exchange Offer Registration
    Statement is declared effective but the SEC shall have issued a stop order suspending such effectiveness or proceedings have been initiated under Sections 8(d) or 8(e) of the Securities Act with respect to the Exchange Offer Registration Statement or Shelf Registration Statement;

  . the aggregate number of days in any such suspension period referred to in the preceding bulletpoint exceeds the number permitted in the registration rights agreement; or

  . the number of suspension periods referred to in the second preceding bulletpoint exceeds the number permitted in the registration rights agreement,

then BGF will pay liquidated damages to each holder of old notes, with respect to the first 90-day period immediately following the occurrence of such registration default in an amount equal to $0.05 per week per $1,000 principal amount of old notes held by such holder. The amount of the liquidated damages for such registration default will increase by an additional $0.05 per week per $1,000 principal amount of old notes for each subsequent 90-day period until such registration default has been cured, up to an aggregate maximum amount of liquidated damages of $0.30 per week per $1,000 principal amount of old notes for all registration defaults. All accrued liquidated damages will be paid by BGF on each date that interest must be paid on the old notes. Following the cure of all registration defaults, the accrual of liquidated damages will cease and all accrued and unpaid liquidated damages shall be paid promptly thereafter. At all other times, the old notes will bear interest at the original interest rate thereof.

   The summary herein of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

   Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, BGF will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. BGF will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, tenders of old notes must be in a minimum principal amount of $1,000 or an integral multiple of $1,000 in excess thereof.

   The form and terms of the exchange notes will be identical in all material respects to the form and terms of the old notes, except that:

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

  . the exchange notes will bear a different CUSIP number from the old notes;

  . the issuance of the exchange notes will be registered under the Securities Act and, therefore, the exchange notes will not bear legends restricting the transfer thereof; and

  . the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions thereof which provide for liquidated damages payable to the holders of the old notes in certain circumstances relating to the timing of the exchange offer, which rights will terminate when the exchange offer is consummated.

The exchange notes will evidence the same debt as the old notes (which they replace) and will be issued under and be entitled to the benefits of the indenture. See "Description of Exchange Notes."

   As of the date of this prospectus, $100,000,000 aggregate principal amount of old notes were outstanding. This prospectus and the letter of transmittal are being mailed to persons who were holders of old notes on the close of business on the date of this prospectus. holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law or the indenture in connection with the exchange offer. BGF intends to conduct the exchange offer in accordance with the applicable requirements of the Securities, the Exchange Act and the rules and regulations promulgated thereunder.

   BGF shall be deemed to have accepted validly tendered old notes when, as and if BGF has given written notice thereof to The Bank of New York, as exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from BGF.

   If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date.

   Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes for exchange notes pursuant to the exchange offer. BGF will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See "--Fees and Expenses."

Expiration Date; Extensions; Amendments

   The term "expiration date" shall mean 5:00 p.m., New York City time, on
     , 1999, unless BGF in its sole discretion, extends the exchange offer, in which case the term "expiration date" means the latest date and time to which the exchange offer is extended.

   In order to extend the exchange offer, BGF will notify the exchange agent thereof by written notice and will make a public announcement of such extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

   BGF reserves the right, in its sole discretion:

  . to delay accepting any old notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "--Conditions" shall not have been satisfied, by giving written notice of such delay, extension or termination to the exchange agent; or

  . to amend the terms of the exchange offer in any manner, whether before or after any tender of the old notes.


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

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

Interest on Exchange Notes

   Interest on each exchange note will accrue from the Issue Date, i.e., January 21, 1999, and be payable semiannually in arrears on January 15 and July 15 of each year, commencing July 15, 1999, at the rate of 10 1/4 percent per annum. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.

Procedures for Tendering Old Notes

   Only a holder of old notes may tender such old notes in the exchange offer. Each such holder wishing to accept the exchange offer must complete, sign and date the accompanying letter of transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, have the signatures thereon guaranteed if required by the letter of transmittal or transmit an agent's message in connection with a book-entry transfer, and mail or otherwise deliver such letter of transmittal or such facsimile or agent's message, together with the old notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the old notes, the letter of transmittal or agent's message and all other required documents must be properly completed and received by the exchange agent at the address set forth below under "exchange agent" prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the old notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

   The term "agent's message" means a message, transmitted by a book-entry transfer facility to, and received by, the Exchange Agent forming a part of a confirmation of a book-entry, which states that such book-entry transfer facility has received an express acknowledgment from the participant in such book-entry transfer facility tendering the old notes that such participant has received and agrees: (i) to participate in the Automated Tender Option Program ("ATOP"); (ii) to be bound by the terms of the letter of transmittal; and (iii) that BGF may enforce such agreement against such participant.

   By executing the letter of transmittal, each holder will make the representations set forth above in the fourth paragraph under the heading "-- Purpose and Effect of the Exchange Offer" to BGF. The tender by a holder and the acceptance thereof by BGF will constitute an agreement between such holder and BGF that such holder will participate in the exchange offer in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

   The method of delivery of the old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such holders.

   Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf.

   Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or is a savings institution, commercial bank or trust company having an office or correspondent in the United States, or is otherwise an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, and which is, in each case, a member of a recognized signature guarantee program

(i.e., Securities Transfer Agents Medallion Program, Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program) (an "Eligible Institution"), unless the old notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by an Eligible Institution.

   If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, such old notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such old notes with the signature thereon guaranteed by an Eligible Institution.

   If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, offices of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to BGF of their authority to so act must be submitted with the letter of transmittal.

   BGF understands that the exchange agent will make a request promptly after the date of this prospectus to establish an account through the facilities of The Depository Trust Company ("DTC") for receipt of the tender of old notes through book-entry delivery thereof. For the purpose of facilitating the exchange offer, any financial institution that is a DTC participant may participate in the exchange offer through book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account for the old notes. Although delivery of the old notes may be effected through book-entry transfer into the exchange agent's account at DTC, unless an agent's message is received by the exchange agent in compliance with ATOP, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address and in the manner set forth below under "--Exchange Agent" on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to DTC does not constitute delivery to the exchange agent.

   All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes will be determined by BGF in its sole discretion, which determination will be final and binding. BGF reserves the absolute right to reject any and all old notes not properly tendered or any old notes BGF's acceptance of which would, in the opinion of counsel for BGF, be unlawful. BGF also reserves the right in its sole discretion to waive any defects, irregularities or conditions of tender as to particular old notes. BGF's interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as BGF shall determine. Although BGF intends to notify holders of defects or irregularities with respect to tenders of old notes, neither BGF, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as promptly as practicable following the expiration date.

   No letter of transmittal, old notes, notice of guaranteed delivery or other documents should be sent to BGF or DTC. Delivery thereof to BGF or DTC will not constitute valid delivery.


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

Guaranteed Delivery Procedures

   Holders of old notes who wish to tender their old notes but who cannot, prior to 5:00 p.m., New York City time, on the expiration date (i) deliver their old notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent or (ii) deliver a confirmation of the book-entry tender of their old notes into the exchange agent's account at DTC and otherwise complete the procedures for book-entry transfer, may effect a tender of old notes if:

  . the tender is made through an Eligible Institution;

  . prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from such Eligible Institution a properly completed and duly executed notice of guaranteed delivery (a form of which accompanies this prospectus) (by facsimile transmission, registered or certified mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such old notes and the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal (or facsimile thereof) together with the certificate(s) representing the old notes (or a confirmation of book-entry transfer of such old notes into the exchange agent's account at DTC), and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent; and

  . such properly completed and duly executed letter of transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered old notes in proper form for transfer (or a confirmation of book-entry transfer of such old notes into the exchange agent's account at DTC), and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

   Upon request to the exchange agent, additional copies of the notice of guaranteed delivery will be sent to holders.
Acceptance of Old Notes for Exchange; Delivery of Exchange Notes


   Upon satisfaction or waiver of all of the conditions to the exchange offer, BGF will accept, promptly after the expiration date, all old notes properly tendered and will issue the exchange notes promptly after acceptance of the old notes. For a description of certain conditions to the exchange offer, see "-- Conditions" below. For purposes of the exchange offer, BGF will be deemed to have accepted properly tendered old notes for exchange when, as and if BGF has given written notice thereof to the exchange agent. For each old note accepted for exchange, the holder of such old note will receive an exchange note having a principal amount equal to that of the surrendered old note.

   In all cases, issuance of exchange notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for such old notes (or a timely confirmation that such old notes have been transferred into the exchange agent's account at DTC), a properly completed and duly executed letter of transmittal and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer.

Withdrawal of Tenders

   Except as otherwise provided herein, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

   To withdraw a tender of old notes in the exchange offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

  . specify the name of the person having deposited the old notes to be withdrawn (the "Depositor");

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

  . identify the old notes to be withdrawn (including the certificate number(s) and principal amount of such old notes, or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the applicable book-entry procedures, the name and number of the account at DTC to be credited);

  . be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender; and

  . specify the name in which any such old notes are to be registered, if different from that of the Depositor.

All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by BGF in its sole discretion, which determination shall be final and binding. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the old notes so withdrawn are validly retendered. Any old notes which have been tendered but which are not accepted for exchange will be returned, without expense, to the holder thereof as promptly as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering old notes" at any time prior to the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, BGF shall not be required to accept for exchange, or exchange notes for, any old notes, and may terminate or amend the exchange offer as provided herein before the acceptance of such old notes, if:

  . any action or proceeding is instituted or threatened in any court or by any governmental or quasi-governmental agency which might materially impair the ability of BGF to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to BGF;

  . the exchange offer violates applicable law or any applicable SEC interpretation; or

  . any governmental or quasi-governmental approval has not been obtained, which approval BGF shall deem necessary for the consummation of the exchange offer as contemplated hereby.

   If BGF determines in its sole discretion that any of the foregoing conditions are not satisfied, BGF may:

  . refuse to accept any old notes and return all tendered old notes to the tendering holders;

  . extend the exchange offer and retain all old notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw such old notes (see "--Withdrawal of Tenders"); or

  . waive such unsatisfied conditions and accept all properly tendered old notes which have not been withdrawn.

   In addition, BGF has reserved the right, notwithstanding the satisfaction or failure of any or all of the foregoing conditions, to terminate or amend the exchange offer in any manner it shall determine in its sole discretion, which determination shall be binding.

   The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered or accepted for exchange.

Exchange Agent

   The Bank of New York, which also acts as trustee under the indenture, has been appointed as exchange agent for the exchange offer. Each holder wishing to accept the exchange offer must deliver (i) a letter of transmittal, such holder's tendered old notes and all other required documents or (ii) a notice of guaranteed delivery and all other documents described under "--Guaranteed Delivery Procedures," to the exchange agent as follows:

   By Mail or Hand Delivery: The Bank of New York 101 Barclay Street New York,
                             New York 10286 Attention: Reorganization Section
                             7-E

   Facsimile Transmission:   (212) 815-6339
   Confirm by Telephone:     (212) 815-

   Delivery to an address other than as set forth above will not constitute valid delivery.

   Questions and requests for assistance, and requests for additional copies of this prospectus, the letter of transmittal or the notice of guaranteed delivery, should be directed to the exchange agent at the address and telephone number set forth in the letter of transmittal.

Fees and Expenses

   The expenses of soliciting tenders will be borne by BGF. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by officers, employees or agents of BGF and its affiliates. BGF has not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others to solicit acceptances of the exchange offer. BGF, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer. All other expenses to be incurred in connection with the exchange offer will be paid by BGF. Such expenses include fees and expenses of the trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

   The exchange notes will be recorded at the same carrying value as the old notes, which is face value, as reflected in BGF's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by BGF in connection with the exchange offer. The expenses of the exchange offer will be amortized over the term of the exchange notes.

Consequences of Failure to Exchange

   The old notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, such old notes may not be reoffered, resold, pledged or otherwise transferred except in accordance with applicable state securities laws and:

  . to a person whom the transferor reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

  . in an offshore transaction meeting the requirements of Rule 903 or Rule
    904 of Regulation S;

  . to an institution that is an "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act in a transaction exempt from the registration requirements of the Securities Act (if available);

  . pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available); or

  . pursuant to an effective registration statement under the Securities Act.

   Following consummation of the exchange offer, holders of the old notes who were eligible to participate in the exchange offer but who did not tender their old notes will generally not have any further registration rights under the registration rights agreement, and such old notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for such old notes could be adversely affected. See "Risk Factors--Old Notes Outstanding After the Exchange Offer Will Not Have Registration Rights and We Expect the Market for the Old Notes to be Illiquid."

                              PLAN OF DISTRIBUTION

   Except as provided herein, this prospectus may not be used for an offer to resell, a resale or other transfer of exchange notes. Based on existing interpretations of the Securities Act by the SEC set forth in several no-action letters to third parties and unrelated to BGF and the exchange offer, BGF believes that the exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by the holders thereof (other than any such holder which is an "affiliate" of BGF within the meaning of Rule 405 under the Securities Act) without further compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of such exchange notes. Any holder who is an affiliate of BGF or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

  . will not be able to rely on the SEC interpretations set forth in the above-mentioned no-action letters;

  . will not be able to tender its old notes in the exchange offer; and

  . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer transaction unless such sale or transfer is made pursuant to an exemption from such requirements.

   A participating broker-dealer holding old notes may participate in the exchange offer provided that it acquired the old notes for its own account as a result of market-making or other trading activities. In connection with any resales of exchange notes, any participating broker-dealer who receives exchange notes for old notes pursuant to the exchange offer may be an "underwriter" (within the meaning of the Securities Act) and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the old notes) with this prospectus, as it may be amended or supplemented from time to time. Under the registration rights agreement, BGF is required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements, to use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of such exchange notes for a period of 180 days. Each participating broker-dealer wishing to accept the exchange offer must represent to BGF that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes.

   The exchange offer is intended to satisfy certain of BGF's obligations under the registration rights agreement. BGF will not receive any cash proceeds from the issuance of the exchange notes offered hereby. In consideration for issuing the exchange notes as contemplated in this prospectus, BGF will receive a like principal amount of old notes. The form and terms of the exchange notes will be identical in all material respects to the form and terms of the old notes, except as described herein.

   Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, or at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through broker-dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any person that participates in the distribution of such exchange notes may be deemed an "underwriter" (within the meaning of the Securities Act) and any profit on any such resale of exchange notes and any commissions or concessions received by any such broker-dealers may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that any acknowledgment by a participating broker-dealer that it will deliver a prospectus in connection with any resale of exchange notes, and any such delivery of a prospectus, shall not be deemed an admission by such participating broker-dealer that it is an underwriter.

   For a period of 180 days after the expiration date, BGF will send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests such documents in such participating broker-dealer's letter of transmittal. By acceptance of the exchange offer, each broker-dealer that receives exchange notes for old notes pursuant thereto agrees that, upon receipt of notice from BGF of the happening of any event which makes any statement in this prospectus untrue in any material respect or which requires the making of any changes in this prospectus in order to make the statements herein not materially misleading (which notice BGF has agreed to deliver to such broker-dealer), such broker-dealer will suspend the use of this prospectus until BGF has amended or supplemented this prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented prospectus to such broker-dealer.

   BGF has agreed, pursuant to the registration rights agreement, to pay all expenses incident to BGF's performance of and compliance with the exchange offer and the registration rights agreement (other than agency fees and commissions, underwriting discounts and commissions and the fees and disbursements of counsel and other advisors and experts retained by the holders). In addition, BGF has agreed to indemnify the holders of the exchange notes against certain liabilities, including liabilities under the Securities Act.

   The exchange notes are a new issuance of securities for which there is currently no trading market. The exchange notes will not be listed on any national securities exchange or Nasdaq. BGF has been advised by the Initial Purchaser that they intend to make a market in the exchange notes; however, the Initial Purchaser are not obligated to do so, and any such market making activities may be discontinued at any time without notice. Accordingly, there can be no assurance that an active trading market for the exchange notes will develop or as to the liquidity of any such market. In addition, if the exchange notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, the performance of BGF and other factors.

                                 LEGAL MATTERS

   The validity of the exchange notes offered hereby will be passed upon for BGF by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

   The consolidated balance sheets of BGF as of December 31, 1996 and 1997, and the consolidated statements of operations, retained earnings, and cash flows for each of the three years in the period ended December 31, 1997 included in this prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
BGF Industries, Inc.
  Report of Independent Accountants....................................... F-2
  Consolidated Balance Sheets at December 31, 1996 and 1997 and September
   30, 1998 (unaudited)................................................... F-3
  Consolidated Statements of Operations and Retained Earnings for the
   years ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1997 (unaudited) and 1998 (unaudited).............. F-4
  Consolidated Statement of Cash Flows for the years ended December 1995,
   1996 and 1997 and for the nine months ended September 30, 1997
   (unaudited) and 1998 (unaudited)....................................... F-5
  Notes to Consolidated Financial Statements.............................. F-6

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
BGF Industries, Inc.:

   We have audited the accompanying consolidated balance sheets of BGF Industries, Inc. (a wholly owned subsidiary of Glass Holdings Corp.) as of December 31, 1996 and 1997, and the related consolidated statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BGF Industries, Inc. as of December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
Greensboro, North Carolina
February 27, 1998

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)
                          CONSOLIDATED BALANCE SHEETS
         December 31, 1996 and 1997 and September 30, 1998 (unaudited)
                             (dollars in thousands)

                                         December 31, December 31, September 30,
                                             1996         1997         1998
                                         ------------ ------------ -------------
                                                                    (unaudited)
                ASSETS
Current assets:
  Cash and cash equivalents............    $    165     $     29    $       16
  Trade accounts receivable, less
   allowance for returns and doubtful
   accounts of $1,071, $723 and $1,011,
   respectively........................      25,867       32,686        25,484
  Inventories..........................      36,872       40,866        41,893
  Other current assets.................       1,697        3,366         4,371
                                           --------     --------    ----------
    Total current assets...............      64,601       76,947        71,764
                                           --------     --------    ----------
Property, plant and equipment:
  Land.................................       1,030        1,155         2,315
  Buildings............................      30,085       30,302        34,660
  Machinery and equipment..............      80,999       86,197        89,810
                                           --------     --------    ----------
                                            112,114      117,654       126,785
  Less accumulated depreciation........      58,359       63,870        69,423
                                           --------     --------    ----------
    Net property, plant and equipment..      53,755       53,784        57,362
                                           --------     --------    ----------
Other noncurrent assets................       5,428        5,745        10,065
                                           --------     --------    ----------
    Total assets.......................    $123,784     $136,476    $  139,191
                                           ========     ========    ==========
 LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Book overdraft.......................    $    --      $  3,468    $    2,942
  Accounts payable.....................       6,895        8,484         8,103
  Accrued liabilities..................       8,478        8,196         7,934
  Working capital line of credit.......       9,526        5,000           --
                                           --------     --------    ----------
    Total current liabilities..........      24,899       25,148        18,979
Long-term debt.........................      26,750       20,000       152,000
Deferred income taxes..................       4,485        6,763         6,763
Postretirement benefit obligation......       1,170        1,268         1,340
                                           --------     --------    ----------
    Total liabilities..................      57,304       53,179       179,082
                                           --------     --------    ----------
Commitments and contingencies (Note 10)
Stockholder's equity:
  Common stock, $1.00 par value.
   Authorized 3,000 shares; issued and
   outstanding 1,000 shares............           1            1             1
  Capital in excess of par value.......      34,999       34,999        34,999
  Retained earnings....................      31,480       48,297        60,411
  Loan to parent.......................         --           --      (135,302)
                                           --------     --------    ----------
    Total stockholder's equity.........      66,480       83,297      (39,891)
                                           --------     --------    ----------
    Total liabilities and stockholder's
     equity............................    $123,784     $136,476    $  139,191
                                           ========     ========    ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
              For the years ended December 31, 1995, 1996 and 1997
     and for the nine months ended September 30, 1997 (unaudited) and 1998
                                  (unaudited)
                   (dollars in thousands, except share data)

                                                                 For the Nine Months
                                                                 Ended September 30,
                          December 31, December 31, December 31, --------------------
                              1995         1996         1997       1997       1998
                          ------------ ------------ ------------ ---------  ---------
                                                                     (unaudited)
Net sales...............    $176,792     $195,196     $217,889    $160,493  $ 150,711
Cost of goods sold......     144,323      144,825      170,486     125,931    122,002
                            --------     --------     --------   ---------  ---------
  Gross profit..........      32,469       50,371       47,403      34,562     28,709
Selling, general and
 administrative
 expenses...............       9,149       10,220        9,739       7,415      7,266
                            --------     --------     --------   ---------  ---------
  Operating income......      23,320       40,151       37,664      27,147     21,443
                            --------     --------     --------   ---------  ---------
Other (income) expenses:
  Interest expense......       2,979        1,993        2,355       1,949      1,751
  Other (income)
   expenses, net........         664       (1,868)         (73)        (76)        (6)
                            --------     --------     --------   ---------  ---------
                               3,643          125        2,282       1,873      1,745
                            --------     --------     --------   ---------  ---------
  Income before taxes...      19,677       40,026       35,382      25,274     19,698
Income tax expense......       7,093       15,996       13,652       9,730      7,584
                            --------     --------     --------   ---------  ---------
  Net income............      12,584       24,030       21,730      15,544     12,114
Retained earnings at
 beginning of year......      10,030       22,614       31,480      31,480     48,297
Distributions to
 parent.................         --       (15,164)      (4,913)     (4,913)       --
                            --------     --------     --------   ---------  ---------
Retained earnings at end
 of year................    $ 22,614     $ 31,480     $ 48,297   $  42,111  $  60,411
                            ========     ========     ========   =========  =========


   The accompanying notes are an integral part of the consolidated financial statements.

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               For the years ended December 1995, 1996, and 1997
     and for the nine months ended September 30, 1997 (unaudited) and 1998
                                  (unaudited)
                             (dollars in thousands)

                                                                For the Nine Months
                                                                Ended September 30,
                         December 31, December 31, December 31, -------------------
                             1995         1996         1997       1997        1998
                         ------------ ------------ ------------ ---------  ----------
                                                                    (unaudited)
Cash flows from
 operating activities:
 Net income............    $ 12,584     $ 24,030     $ 21,730   $  15,544  $   12,114
 Adjustment to
  reconcile net income
  to net cash provided
  by operating
  activities:
 Depreciation..........       8,059        6,048        6,565       5,018       5,553
 Amortization..........         227           94          242         195         170
 (Gain) loss on
  disposal of
  equipment............           5           (2)           4         --          --
 Deferred income
  taxes................         (62)       1,077        1,371         --          --
 Postretirement
  benefit obligation...         150           57           98          57          72
 Change in operating
  assets and
  liabilities:
 Marketable
  securities-trading
  purposes.............      (2,650)       4,639          --          --          --
 Trade accounts
  receivable...........      (5,725)          14       (6,819)     (3,302)      7,202
 Inventories...........       1,841      (11,474)      (3,994)     (2,697)     (1,027)
 Other current
  assets...............        (291)           7         (762)     (1,061)     (1,005)
 Other noncurrent
  assets...............          (6)         (46)        (521)       (501)          1
 Accounts payable......       1,475       (1,642)       2,266       5,742        (496)
 Accrued liabilities...       1,954          (11)        (282)      1,232        (262)
                           --------     --------     --------   ---------  ----------
   Net cash provided by
    operating
    activities.........      17,561       22,791       19,898      20,227      22,322
                           --------     --------     --------   ---------  ----------
Cash flows from
 investing activities:
 Purchases of
  property, plant and
  equipment............      (8,311)     (21,983)      (7,275)     (5,210)     (9,016)
 Proceeds from sale of
  equipment............          43           12          --          --          --
 Additional
  consideration paid
  relating to original
  purchase.............         --        (3,454)         --          --          --
                           --------     --------     --------   ---------  ----------
   Net cash used in
    investing
    activities.........      (8,268)     (25,425)      (7,275)     (5,210)     (9,016)
                           --------     --------     --------   ---------  ----------
Cash flows from
 financing activities:
 Book overdraft........         834         (834)       3,468       1,041        (526)
 Principal payments of
  long-term debt.......     (17,500)      (8,750)     (40,750)    (26,750)    (20,000)
 Proceeds from
  borrowing of long-
  term debt............         --           --        34,000      25,000     152,000
 Net (repayments)
  borrowings on
  working capital line
  of credit............         --        27,526       (4,526)     (9,526)     (5,000)
 Debt issuance costs...         --           --           (38)        --       (4,491)
 Loan to parent........         --           --           --          --     (135,302)
 Distribution to
  parent...............         --       (15,164)      (4,913)     (4,913)        --
                           --------     --------     --------   ---------  ----------
 Net cash (used in)
  provided by
  financing
  activities...........     (16,666)       2,778      (12,759)    (15,148)    (13,319)
                           --------     --------     --------   ---------  ----------
 Net (decrease)
  increase in cash and
  cash equivalents.....      (7,373)         144         (136)       (131)        (13)
 Cash and cash
  equivalents at
  beginning of
  period...............       7,394           21          165         165          29
                           --------     --------     --------   ---------  ----------
 Cash and cash
  equivalent at end of
  period...............    $     21     $    165     $     29   $      34  $       16
                           ========     ========     ========   =========  ==========
Supplemental
 disclosures of cash
 flow information:
 Cash paid during the
  year for interest....    $  3,088     $  1,981     $  2,622
                           ========     ========     ========
 Cash paid for income
  taxes................    $  7,452     $ 17,693     $ 11,679
                           ========     ========     ========
Supplemental disclosure
 of non-cash investing
 activities:
 Property and
  equipment financed
  in accounts
  payable..............    $    987     $  1,098     $    421   $     528  $      536
                           ========     ========     ========   =========  ==========
 Deferred tax
  liability increase
  due to settlement of
  original purchase
  consideration........                 $  1,200
                                        ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (dollars in thousands)

1. Summary of Significant Accounting Policies:

   General: BGF Industries, Inc. (the "Company") is a wholly owned subsidiary of Glass Holdings Corp. ("Glass Holdings"), which is a wholly owned subsidiary of Porcher Industries, S.A. ("Porcher"). These consolidated financial statements include the accounts of BGF Industries, Inc. and its wholly owned subsidiary, BGF Overseas, Inc. All intercompany transactions and balances are eliminated in consolidation. The Company manufactures high-quality glass, aramid and carbon fiber fabrics for use in a variety of electronic, composite, insulation, construction, filtration, and commercial applications. The principal market is the United States.

   Cash and Cash Equivalents: For purpose of the statements of cash flows, the Company considers cash on hand, cash deposited in financial institutions and money market accounts with maturities of less than ninety days at date of purchase to be cash equivalents. These are stated at cost which approximates market value. The book overdrafts in bank accounts consist of outstanding checks which have not been presented to a bank for payment.

   Inventories: Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method.

   Property, Plant and Equipment: Property, plant and equipment are stated at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. Cost includes expenditures for major improvements and replacements and the net amount of interest cost associated with significant capital additions. Capitalized interest was $100, $206, and $32 in 1995, 1996, and 1997, respectively. Total interest incurred in 1995, 1996, and 1997 was $3,079, $2,199, and $2,339, respectively.

   The estimated useful lives of the assets are as follows:

            Buildings........................ 15-40 years
            Machinery and equipment..........  3-10 years

   The costs of renewals and betterments are capitalized, while repair and maintenance which do not improve or extend useful lives, are charged against income as incurred. At the time that property, plant and equipment is retired or otherwise disposed of, the respective cost and accumulated depreciation are removed from the accounts, and any gain or loss on disposition is recognized.

   In the event that facts and circumstances indicate that the cost of long lived assets may not be recoverable, the estimated future undiscounted cash flows is compared to the asset's carrying value and if less, an impairment loss is recognized in an amount by which the carrying value exceeds its fair value.

   Income Taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases based on enacted tax laws and statutory rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the legislation is enacted. A valuation allowance against deferred tax assets is required if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

   Intangible Assets: The excess of acquisition cost over assigned value of net assets acquired is being amortized over 40 years, using the straight-line method. Debt issuance costs are being amortized over the terms

                             BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (dollars in thousands)

1. Summary of Significant Accounting Policies--(Continued):

of the respective debt agreements using the interest method. The Company assesses the recoverability of long-lived assets, including goodwill, by determining whether the carrying value of the asset balances over their remaining lives can be recovered through undiscounted future operating cash flows.

   Revenue Recognition: Revenue from product sales and the related cost of goods sold are recognized at the time of shipment.

   Financial Instruments: The fair value of the Company's interest rate swap agreement is the estimated amount the Company would have to pay to terminate the swap agreement at the reporting date, taking into account current interest rates, and is disclosed in Note 10. The interest differentials from these swaps are recorded in interest expense. Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

   The carrying amounts of the Company's long-term debt approximates fair value.

   Pension Plans and Other Postretirement Benefits: The Company has a contributory defined benefit pension plan covering most employees. Pension expense for the plan is determined using the projected unit credit method. The Company also provides certain retirement health care benefits, the estimated cost for which is accrued within the employees' active service lives. The Company's customary funding policy of these plans is to contribute amounts permitted by the Internal Revenue Code and in conformance with ERISA guidelines.

   Research and Development: The Company expenses research and development costs as incurred. These costs were approximately $1,148, $1,209, and $1,267 for the years ended December 31, 1995, 1996 and 1997, respectively.

   Advertising and Promotion: The Company expenses advertising and promotion costs as incurred and these costs are included as selling, general and administrative expenses. Such amounts were not material for 1995, 1996 and 1997.

   Foreign Currency Transactions: Gains resulting from foreign currency transactions are included in other expenses, net and amounted to $322, $66, and $126 in 1995, 1996, and 1997, respectively.

   Use of Estimates: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications: Certain amounts from the prior consolidated financial statements have been reclassified to conform to the current presentation.

   Recently issued accounting standards: In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires public business enterprises to adopt its provisions for fiscal years beginning after December 31, 1997, and to report certain information about operating segments in complete sets of financial statements of the enterprise issued to shareholders. Segment disclosures will also be required in interim financial statements beginning in the second year of application.

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)

1. Summary of Significant Accounting Policies--(Continued):

The Company is evaluating the provisions of SFAS No. 131, but has not determined if additional disclosure will be required.

   SFAS No. 132 "Employers' Disclosure about Pensions and Other Postretirement Benefits," will become effective in 1998. This Statement standardizes the disclosure requirements for pensions and postretirement benefits and will require changes in disclosures of benefit obligations and fair values of plan assets. Comparative disclosures which include prior period information will be restated to conform with the provisions of SFAS No. 132. The Company will adopt the provisions of SFAS No. 132 effective December 31, 1998.

   On June 15, 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on the Company's results of operations or its financial position.

   Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" defines such costs and requires that they be expensed as incurred. This pronouncement is effective for financial statements for fiscal years beginning after December 15, 1998 although earlier application is encouraged. The Company will adopt this pronouncement effective January 1, 1999 and does not believe that it will materially affect reported results of operations or financial condition upon adoption.

2. Inventories:

   Inventories at December 31 consist of the following:

                                                                  1996    1997
                                                                 ------- -------
   Supplies..................................................... $ 1,452 $ 1,573
   Raw materials................................................   4,794   6,205
   Stock-in-process.............................................   9,029  10,043
   Finished goods...............................................  21,597  23,045
                                                                 ------- -------
                                                                 $36,872 $40,866
                                                                 ======= =======

3. Other Current Assets:

   Other current assets at December 31 consist of the following:

                                                                 1996    1997
                                                                ------- -------
   Deferred income taxes....................................... $ 1,193 $ 2,100
   Prepaid expenses and other..................................     504   1,266
                                                                ------- -------
                                                                $ 1,697 $ 3,366
                                                                ======= =======

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


4. Other Noncurrent Assets:

   Other noncurrent assets at December 31 consist of the following:

                                                             1996     1997
                                                            -------  -------
   Excess of acquisition cost over assigned value of net
    assets acquired (Note 7)............................... $ 5,346  $ 5,809
   Debt issuance costs.....................................     890       38
   Other identified intangible assets......................     200      --
                                                            -------  -------
                                                              6,436    5,847
   Accumulated amortization................................  (1,212)    (364)
                                                            -------  -------
                                                              5,224    5,483
   Other...................................................     204      262
                                                            -------  -------
                                                            $ 5,428  $ 5,745
                                                            =======  =======

   Amortization of deferred financing charges of $63, $57 and $48 for the years ended December 31, 1995, 1996 and 1997, respectively, have been included in interest expense. In 1996 and 1997, the Company wrote off $36 and $1,090 respectively of fully amortized noncurrent assets.

5. Accrued Liabilities:

   Accrued liabilities at December 31 consist of the following:

                                                                    1996   1997
                                                                   ------ ------
   Income taxes................................................... $1,373 $2,337
   Payroll........................................................  1,192    287
   Pension and 401(k).............................................  4,705  4,788
   Interest.......................................................    358     57
   Other..........................................................    850    727
                                                                   ------ ------
                                                                   $8,478 $8,196
                                                                   ====== ======

6. Debt:

   In 1997, the Company, with Glass Holdings and its affiliate, Belmont of America, Inc. ("BOA"), entered into a Global credit agreement which allows borrowings by the Company up to $35 million. The $35 million of available borrowings consists of two separate arrangements as follows:

  . Revolving credit loan up to $25 million due April 2002 with interest due monthly. At December 31, 1997, $20 million of revolving credit loans were outstanding.

  . Working capital commitment loans up to $10 million due April 1998, including up to $5 million of swingline borrowings for use in daily cash management, with interest due monthly. At December 31, 1997, $5 million of working capital commitment loans were outstanding.

   Both the revolving credit loans and working capital commitment borrowings bear interest at either prime (8.25% at December 31, 1997) or LIBOR (6% at December 31, 1997) plus the applicable margin. The applicable margin, which is based on the Company's financial position, may range from 0 to minus .25% and
 .50% to 1.45% for prime rate and LIBOR borrowings, respectively. Swingline borrowings bear interest at the

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)

6. Debt--(Continued):

prime rate. In addition, the Company is required to pay a commitment fee on the unused amounts available under the revolving credit and working capital commitments arrangements.

   The Global credit agreement is collateralized by substantially all the assets of the Company and the pledge of the Company's common stock and guaranteed by Glass Holdings. The credit agreement also requires the Company to maintain specified financial ratios and other covenants. At December 31, 1997, the Company was in compliance with these covenants.

   In connection with the Global credit agreement, the Company paid off in 1997 an 11.67% subordinated note and a revolving term line of credit with balances of $8,750 and $18,000, respectively, at December 31, 1996. See Note 12 for subsequent events affecting debt.

7. Income Taxes:

   Income tax expense for the years ended December 31, 1995, 1996 and 1997 consists of the following:

                                                                 1995
                                                      ---------------------------
                                                      Current  Deferred   Total
                                                      -------- --------  --------
   Federal........................................... $  5,865 $   (57)  $  5,808
   State.............................................    1,290      (5)     1,285
                                                      -------- -------   --------
                                                      $  7,155 $   (62)  $  7,093
                                                      ======== =======   ========
                                                                 1996
                                                      ---------------------------
                                                      Current  Deferred   Total
                                                      -------- --------  --------
   Federal........................................... $ 12,819 $   979   $ 13,798
   State.............................................    2,100      98      2,198
                                                      -------- -------   --------
                                                      $ 14,919 $ 1,077   $ 15,996
                                                      ======== =======   ========
                                                                 1997
                                                      ---------------------------
                                                      Current  Deferred   Total
                                                      -------- --------  --------
   Federal........................................... $ 10,242 $ 1,340   $ 11,582
   State.............................................    2,039      31      2,070
                                                      -------- -------   --------
                                                      $ 12,281 $ 1,371   $ 13,652
                                                      ======== =======   ========

   A reconciliation of the difference between the federal statutory rate and the effective income tax rate as a percentage of income before taxes is as follows:

                                                               1995  1996  1997
                                                               ----  ----  ----
   Federal statutory tax rate................................. 35.0% 35.0% 35.0%
   State income taxes, net of federal benefit.................  3.6   3.4   3.8
   Other...................................................... (2.6)  1.6  (0.2)
                                                               ----  ----  ----
                                                               36.0% 40.0% 38.6%
                                                               ====  ====  ====

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)

7. Income Taxes--(Continued):

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995, 1996 and 1997 are presented below:

                                                       1995     1996     1997
                                                      -------  -------  -------
   Deferred tax assets:
     Inventories..................................... $   262  $   792  $ 1,157
     Accounts receivable.............................     260      186      --
     Accrued liabilities.............................   1,641      538      530
     Reserve for self-insured medical claims.........      96       96       96
     Other...........................................     192        3      349
                                                      -------  -------  -------
       Total gross deferred tax assets...............   2,451    1,615    2,132
                                                      -------  -------  -------
   Deferred tax liabilities:
     Depreciation....................................  (3,356)  (4,807)  (5,960)
     Other...........................................    (110)    (100)    (835)
                                                      -------  -------  -------
       Total gross deferred tax liabilities..........  (3,466)  (4,907)  (6,795)
                                                      -------  -------  -------
       Net deferred tax liability.................... $(1,015) $(3,292) $(4,663)
                                                      =======  =======  =======

   In May 1996, the Company settled an Internal Revenue Service (IRS) examination of its federal income tax returns for fiscal years 1988, 1989, and 1990, related primarily to the valuation of certain intangible assets acquired in connection with the purchase of the Company in 1988. The Company also settled an IRS examination of the 1992, 1993, and 1994 tax returns, related primarily to the rollout of the 1988-1990 adjustment. The adjustment associated with these settlements resulted in additional current and deferred tax liabilities resulting in an increase of $4,654 to goodwill (Note 4) in 1996. Interest of $1,698 related to these IRS settlements was recorded in prior years.

   The Company is included in the consolidated federal tax return of Glass Holdings. Pursuant to the Company's tax sharing agreement, the Company will be required to make tax sharing payments to Glass Holdings with respect to the Company's pro rata share of consolidated federal income tax liabilities which does not differ significantly from that which would be determined on a stand alone basis.

8. Employee Benefit Plans:

   Defined Contribution Plan: The Company has a savings plan (401(k) Plan) for all employees which qualifies under Section 401(k) of the Internal Revenue Code. The 401(k) Plan allows participants to contribute up to a fixed percentage of their compensation. Company contributions, if any, are made at the discretion of the Board of Directors. The Company allows participants an election of receiving their profit sharing, when applicable, in cash or as an employer contribution to the 401(k) Plan. The Company's contribution to the 401(k) Plan and cash payments to participants for 1995 amounted to $1,686 and $902, respectively, for 1996 amounted to $2,674 and $1,551, respectively, and for 1997 amounted to $2,364 and $1,495, respectively.

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


8. Employee Benefit Plans:--(Continued):

   Defined Benefit Pension Plan: The Company has a defined benefit pension plan (the "Plan") covering substantially all of its employees. Participating employees are required to contribute to the Plan. Company contributions to the Plan for 1995, 1996 and 1997 amounted to $613, $546 and $183, respectively.

   The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated financial statements at December 31:

                                                              1996      1997
                                                            --------  --------
Actuarial present value of benefit obligations:
  Vested benefit obligation...............................  $  9,437  $ 10,881
                                                            ========  ========
  Accumulated benefit obligation..........................  $  9,517  $ 10,991
                                                            ========  ========
Projected benefit obligation for service rendered to
 date.....................................................  $ 12,350  $ 14,621
Plan assets at fair value.................................    12,260    14,763
                                                            --------  --------
Projected benefit obligation (in excess of) less than plan
 assets...................................................       (90)      142
Unrecognized net gain.....................................      (147)     (874)
Unrecognized prior service cost...........................        75        68
                                                            --------  --------
  Pension liability recognized in the balance sheets......  $   (162) $   (664)
                                                            ========  ========
Net periodic pension cost included the following
 components:
  Service cost--benefits earned during period.............  $    800  $    777
  Interest cost on projected benefit obligation...........       744       888
  Actual return on assets.................................    (1,318)   (2,411)
  Other...................................................       536     1,430
                                                            --------  --------
    Net pension cost......................................  $    762  $    684
                                                            ========  ========

   The more significant actuarial assumptions employed were as follows as of December 31:

                                                                     1996  1997
                                                                     ----  ----
   Discount rate.................................................... 7.5%  7.0%
   Long-term rate of increase in compensation....................... 5.0   5.0
   Long-term rate of return on plan assets.......................... 8.0   8.0

   Postretirement Benefits: In addition to providing pension benefits, the Company provides certain retirement health care benefits to eligible employees. Employees become eligible for these benefits by attaining specified age and service requirements.

                             BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (dollars in thousands)


8. Employee Benefit Plans--(Continued):

   The components of net periodic postretirement benefit expense and significant assumptions were as follows as of December 31:

                                                                     1996  1997
                                                                     ----  ----
   Service cost..................................................... $ 39  $ 43
   Interest cost....................................................   59    66
   Other components.................................................  (11)  (11)
                                                                     ----  ----
     Net postretirement benefit expense............................. $ 87  $ 98
                                                                     ====  ====
   Assumptions used:
     Discount rate..................................................  7.5%  7.0%
     Health care....................................................  8.0   7.0
     Ultimate trend rate............................................  5.5   5.5

   Postretirement benefit obligation, none of which are as yet funded, are summarized as of December 31:

                                                                   1996   1997
                                                                  ------ ------
   Retirees...................................................... $   39 $   45
   Fully eligible active plan participants.......................    279    302
   Other active plan participants................................    607    680
                                                                  ------ ------
                                                                     925  1,027
   Unrecognized net gain.........................................    245    241
                                                                  ------ ------
     Total postretirement benefit obligation..................... $1,170 $1,268
                                                                  ====== ======

   If the health care cost trend rate assumption was increased by one percentage point in each year, the accumulated postretirement benefit obligation as of December 31, 1997 would increase by 11% and net periodic postretirement benefit cost for 1997 would increase by 14%.

9. Concentrations:

   The Company's cash and cash equivalents are placed in major domestic and international banks. Deposits in such banks may exceed federally insured limits.

   Substantially all the Company's trade accounts receivable are due from companies in the electronics, composites, insulation, filtration, construction and commercial industries. Management periodically performs credit evaluations of its customers and generally does not require collateral. Credit losses have historically been within management's expectations.

   The following table presents a summary of sales of significant customers as a percentage of the Company's net sales:

                                                               1995  1996  1997
                                                               ----  ----  ----
   Customer A................................................. 14.0% 15.6% 12.1%
   Customer B................................................. 14.2% 14.2% 14.2%

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


10. Commitments:

   Financial Instruments: The Company has an interest rate swap transaction which expires May 30, 1998, on notional amounts ranging from $6,750 to $12,000 in order to limit its exposure to interest rate fluctuations under the lines of credit (Note 6). Under the swap agreement, the Company pays a fixed rate of interest of 8.22% on the notional amount outstanding under the swap agreement, while the rate of interest accruing on the line of credit is the LIBOR floating rate plus the applicable margin. The fair value of the interest rate swap agreement representing the estimated amount that the Company would have to pay to terminate the swap agreement was ($366) and ($277) at December 31, 1996 and 1997, respectively; however, the Company has no intention of terminating the swap agreement.

   Leases: The Company leases facilities and equipment. Generally, such leases contain renewal options under cancelable and noncancelable operating leases. Rent expense amounted to $939, $693 and $697 for the years ended December 31, 1995, 1996 and 1997, respectively. Under the terms of noncancelable operating leases, the Company is committed to the following future minimum lease payments at December 31, 1997:

            Fiscal Year
            -----------
            1998.................................... $342
            1999....................................   74
            2000....................................   11
            2001....................................    9
            2002....................................    5
                                                     ----
                                                     $441
                                                     ====

   Guarantees: In 1997, the Company cosigned a debt facility with Glass Holdings guaranteeing the payment and performance of the obligations of BOA and Shanghai Porcher Industries Co., Ltd., affiliates of the Company. The obligations guaranteed by the Company under the debt facility are a $30,000 five year stand-by letter of credit of Shanghai Porcher Industries, Ltd., and a $5,000 tax-free variable rate demand note for BOA. At December 31, 1997, $20,500 of guaranteed obligations were outstanding on the books of these affiliates.

   As of December 31, 1997, the Company has entered into an agreement whereby BGF Industries Inc. will provide cash and financial support to BOA through February 28, 1999, if necessary.

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


11. Related Party Transactions:

   Glass Holdings provides loan guarantees to the Company. At December 31, 1995, 1996, and 1997, the Company was current on all loan guarantee fees to Glass Holdings.

   Related party balances at December 31, 1996, and 1997 and transactions for the years ended December 31, 1995, 1996 and 1997 were as follows:

                                                           1995   1996    1997
                                                          ------ ------- ------
Trade accounts receivable from Porcher..................     N/A $   162 $   98
                                                                 ======= ======
Trade accounts receivable from other affiliated
 companies..............................................     N/A $     1 $  --
                                                                 ======= ======
Reimbursable expenses payable to Porcher................  $   68 $    84 $   32
                                                          ====== ======= ======
Sales to Porcher........................................  $  771 $   484 $  329
                                                          ====== ======= ======
Management fees to subsidiaries of Porcher..............  $1,298 $   388 $  202
                                                          ====== ======= ======
Management fees included in accounts payable............     N/A $    62 $   56
                                                                 ======= ======
Management fees overpayment refundable by Porcher.......     N/A $   265 $  --
                                                                 ======= ======
Management fees to Porcher..............................  $  --  $   --  $  102
                                                          ====== ======= ======
Fees to a subsidiary of Glass Holdings..................  $  800 $ 1,050 $1,000
                                                          ====== ======= ======
Fees included accounts payable..........................     N/A $   112 $   13
                                                                 ======= ======
Due from affiliate in other current assets..............     N/A $   --  $   44
                                                                 ======= ======
Purchases from Porcher and affiliated companies.........  $5,889 $ 5,701 $8,081
                                                          ====== ======= ======
Affiliated purchases included in accounts payable.......     N/A $   965 $  749
                                                                 ======= ======
Affiliated purchases included in inventory..............  $1,059 $   974 $1,491
                                                          ====== ======= ======
Payable to Glass Holdings, for taxes included in accrued
 expenses...............................................     N/A $ 1,374 $2,337
                                                                 ======= ======
Management accounting and administrative fee income from
 a subsidiary of Glass Holdings.........................  $  --  $    13 $  360
                                                          ====== ======= ======
Management, technological support and administrative
 income from a joint venture of Glass Holdings..........  $  --  $   705 $  349
                                                          ====== ======= ======
Dividends to Glass Holdings.............................  $  --  $15,164 $4,913
                                                          ====== ======= ======
Commissions to Porcher..................................  $  378 $   307 $  380
                                                          ====== ======= ======
Service fees from subsidiary of Porcher.................  $  --  $    17 $   23
                                                          ====== ======= ======

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


12. Events Subsequent to the Date of the Independent Auditors Report
(Unaudited):

   The interim consolidated financial data with respect to September 30, 1997 and 1998 have been prepared without audit; however, in the opinion of management, all adjustments (which included those that are normal and recurring) necessary to present fairly the consolidated financial position at September 30, 1998 and the results of operations and cash flows for the nine month periods ended September 30, 1997 and 1998, have been made. The results for nine months ended September 30, 1998 are not necessarily indicative of the results of operations for a full year. Interim financial data does not include all the disclosures normally required under generally accepted accounting principles.

   Inventories consist of the following at September 30, 1998:

            Supplies............................. $ 1,539
            Raw materials........................   3,963
            Stock-in-process.....................   9,141
            Finished goods.......................  27,250
                                                  -------
                                                  $41,893
                                                  =======

   Accrued liabilities consist of the following at September 30, 1998:

            Income taxes.......................... $1,678
            Payroll...............................  1,458
            Pension and 401(k)....................  3,882
            Interest..............................     66
            Other.................................    850
                                                   ------
                                                   $7,934
                                                   ======

   In April, 1998, the Company loaned an officer $365,000. The loan bears no interest and is payable upon the sale of the officer's former residence.

   During the second quarter of 1998, the Company received an extension on its working capital commitment loans to June 29, 1999.

   The Company has entered into a credit agreement dated as of September 30, 1998, with a syndicate of lenders and First Union National Bank, as Agent (the "Senior Credit Facility"). Under the Senior Credit Facility, the lenders have agreed to provide the Company with a total of up to $125.0 million of credit consisting of (i) a five-year revolving credit facility for up to $75.0 million (the "Revolver") and (ii) a six-year amortizing term loan in the amount of $50.0 million (the "Term Loan"). The Revolver contains two sub facilities: a $5.0 million swingline facility for working capital requirements and a $20.0 million letter of credit facility. As of September 30, 1998, the Term Loan was fully funded and $37.0 million was outstanding under the Revolver.

   Under the Senior Credit Facility, the Company may be required to prepay the Term Loan and the Revolver if:

  . the Company sells assets in transactions outside the ordinary course of business;

  . the Company issues debt or equity securities;

                             BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (dollars in thousands)

12. Events Subsequent to the Date of the Independent Auditors Report (Unaudited)--(Continued):

  . the Company receives insurance proceeds for casualty losses and does not repair or replace the damaged facilities; or

  . the Company's EBITDA for a fiscal year exceeds certain expenditures and payments.

   These prepayments would be applied first to the Term Loan, and upon payment of the Term Loan, to permanently pay outstanding loans under the Revolver.

   The Term Loan has a quarterly scheduled amortization and is payable on the following dates in the following amounts:

                                                                    Term Loan
   Term Loan Payment Date                                         Payment Amount
   ----------------------                                         --------------
   December 31, 1999.............................................   $1,000,000
   March 31, 2000................................................    1,000,000
   June 30, 2000.................................................    1,000,000
   September 30, 2000............................................    1,000,000
   December 31, 2000.............................................    1,750,000
   March 31, 2001................................................    1,750,000
   June 30, 2001.................................................    1,750,000
   September 30, 2001............................................    1,750,000
   December 31, 2001.............................................    2,500,000
   March 31, 2002................................................    2,500,000
   June 30, 2002.................................................    2,500,000
   September 30, 2002............................................    2,500,000
   December 31, 2002.............................................    3,250,000
   March 31, 2003................................................    3,250,000
   June 30, 2003.................................................    3,250,000
   September 30, 2003............................................    3,250,000
   December 31, 2003.............................................    4,000,000
   March 31, 2004................................................    4,000,000
   June 30, 2004.................................................    4,000,000
   September 30, 2004............................................    4,000,000

   The Senior Credit Facility is collateralized by a first priority lien on substantially all of the Company's real and personal property. The lien also covers (i) 100% of the capital stock of each direct or indirect domestic subsidiary of the Company, (ii) 65% of the capital stock of each first tier foreign subsidiary of the Company and (iii) certain promissory notes issued by affiliates of the Company. The Senior Credit Facility is also collateralized by a non-recourse pledge by Glass Holdings, the parent of the Company, of capital stock of certain affiliates of the Company.

   The annual interest rate applicable to the Revolver and the Term Loan is a fluctuating rate of interest measured, at the Company's option, by reference to either (i) LIBOR or (ii) the greater of the published prime rate of First Union National Bank or the overnight federal funds rate plus 0.5% ("ABR"), plus, in either case,

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


12. Events Subsequent to the Date of the Independent Auditors Report (Unaudited)--(Continued):

an additional amount which fluctuates based upon the leverage ratio of the Company. This additional amount ranges from 2.00% to 2.75% for LIBOR based borrowings and 0.75% to 1.50% for ABR based borrowings.

   The Senior Credit Facility provides for an annual administrative fee to be paid to the Agent, an unused commitment fee payable to the lenders and certain other fees payable in connection with letters of credit issued under the Revolver.

   On September 30, 1998, the Company also entered into a ten-year senior subordinated credit agreement with First Union Investors, Inc. as Agent (the "Senior Subordinated Credit Facility"). Subsequently, other institutions became lenders under the Senior Subordinated Credit Facility. The Senior Subordinated Credit Facility, which provided the Company with $65.0 million of credit, was fully drawn by the Company in connection with the closing of the purchase by AGY Holdings (an affiliate of the Company) of a 51% ownership interest in Advanced Glassfiber Yarns LLC. The Senior Subordinated Credit Facility is an unsecured senior subordinated obligation of the Company. Amounts outstanding under the Senior Subordinated Credit Facility accrued interest at variable rates based on either LIBOR or a treasury based rate.

   On September 30, 1998, AGY Holdings purchased a 51% ownership interest in Advanced Glassfiber for aggregate consideration of $338.9 million (including post-closing adjustments). In connection with the acquisition, the Company loaned Glass Holdings approximately $138.6 million to provide Glass Holdings a portion of the capital necessary to fund the acquisition. The Company raised the proceeds for this loan by borrowing (i) $87.0 million under the Senior Credit Facility, and (ii) $65.0 million under the Senior Subordinated Credit Facility. The loan from the Company to Glass Holdings is evidenced in part by promissory notes that bear interest at the Cost of Funds Rate for the Company for the calendar year immediately preceding the date on which any interest is due. With respect to any period of determination, the Cost of Funds Rate means a rate per annum equal to the blended interest rate (as reasonably calculated by the Company) applicable to borrowings of the Company during such period in respect of indebtedness incurred by the Company to fund the loan to Glass Holdings. Accrued interest is due and payable on the first business day of February of each year commencing on February 1, 1999 and on any date on which any principal is due. The promissory notes are payable on October 31, 2008 or such later date as may be agreed to by the Company and Glass Holdings.

   In October 1998, the Company entered into an interest rate swap agreement which expires September 2004, on an initial notional amount of $50 million in order to limit its exposure to interest rate fluctuations under the Term Loan portion of the Senior Credit facility.

   Under the swap agreement, the Company has secured a fixed LIBOR rate of interest of 5.04% on the notional principal amount which is reduced in a manner consistent with the amortization of the Term Loan principal.

                                  $100,000,000

                              BGF INDUSTRIES, INC.

Offer to Exchange its 10 1/4% Series B Senior Subordinated Notes Due 2009 which have been registered under the Securities Act for up to $100,000,000 aggregate principal amount of its outstanding 10 1/4% Senior Subordinated Notes due 2009


                                       , 1999

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

   Under Section 145 of the General Corporation Law of the State of Delaware, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request in such capacities with another enterprise, against expenses (including attorney's fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. Delaware law provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, Delaware law does not permit indemnification of any action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

   Article V of BGF Industries, Inc.'s bylaws provide, under certain circumstances, for the indemnification of BGF Industries, Inc.'s present or former directors or officers and persons who, at the request of BGF Industries, Inc., are or were serving in a similar capacity for another corporation or entity. These provisions also allow the Board of Directors to purchase and maintain insurance on behalf of BGF Industries, Inc.'s present or former directors, officers or persons who are or were serving at the request of BGF Industries, Inc. as a director or officer of another corporation or entity.

Item 21. Exhibits and Financial Statement Schedules

   (a) The following exhibits are filed as part of this Registration Statement:

 Exhibit No. Description of Exhibit
 ----------- ----------------------
  3.1        Certificate of Incorporation of BGF Industries, Inc., as amended

  3.2        Bylaws of BGF Industries, Inc., as amended

  4.1        Indenture, dated as of January 21, 1999, among BGF Industries,
             Inc. and The Bank of New York, as trustee, relating to $100 million principal amount of 10 1/4% Senior Subordinated Notes due
             2009

  4.2 Form of 10 1/4% Series A and Series B Senior Subordinated Notes due 2009 (included in Exhibit 4.1)

  4.3 Registration Rights Agreement dated as of January 21, 1999, by and between BGF Industries, Inc. and the Initial Purchaser

  5          Opinion of Alston & Bird LLP regarding legality*

 10.1 Deferred Compensation Agreement, dated November 13, 1995, by and between BGF Industries, Inc. and Graham A. Pope

 10.2 Deferred Compensation Agreement, dated April 1, 1998, by and between BGF Industries, Inc. and Richard L. Cromer

 10.3 Deferred Compensation Agreement, dated April 16, 1990, by and between BGF Industries, Inc. and James R. Henderson

 Exhibit No. Description of Exhibit
 ----------- ----------------------

 10.4 Deferred Compensation Agreement, dated January 28, 1993, by and between BGF Services, Inc. and Philippe Dorier

 10.5 Lease, dated March 20, 1996, between E.R. English, Sr., as lessor, and BGF Industries, Inc., as lessee

 10.6        Purchase Order (Lease), dated November 26, 1996, between K&C
             Brokerage, as lessor, and BGF Industries, Inc., as lessee

 10.7 Lease, dated November 1, 1991, by and between H.V. Johns, Jr., as lessor, and BGF Industries, Inc., as lessee

 10.8        Agreement between Contractor and Owner (Warehouse Lease), dated
             February 1, 1998, between Boyd Warehouse/Emmett Williams, as lessor, and BGF Industries, Inc., as lessee

 10.9        Note Purchase Agreement dated January 15, 1999 between BGF
             Industries, Inc. and the Initial Purchaser

 10.10       Senior Credit Agreement dated as of September 30, 1998 among BGF
             Industries, Inc., as Borrower, its Domestic Subsidiaries from time to time party thereto, as Guarantors, the Lenders Parties thereto and First Union National Bank, as Agent

 10.11       Senior Subordinated Credit Agreement dated as of September 30,
             1998 among BGF Industries, Inc., as Borrower, certain subsidiaries from time to time party thereto, as Guarantors, and First Union
             Investors, Inc., as Agent

 10.12       Promissory Note, dated September 30, 1998, from Glass Holdings
             Corp. to BGF Industries, Inc. for the original principal amount of
             $135,043,844.62

 10.13       Promissory Note, dated December 23, 1998, from Glass Holdings
             Corp. to BGF Industries, Inc. for the original principal amount of $ 2,681,000

 12          Statement of Computation of Ratios

 21          Subsidiaries of BGF

 23.1        Consent of PricewaterhouseCoopers LLP

 23.2        Consent of Alston & Bird LLP (included in Exhibit 5)*

 24          Powers of Attorney (included on signature page)

 25 Statement of Eligibility and Qualification (Form T-1) of The Bank of New York, as Trustee

 27          Financial Data Schedule

 99 Form of Letter of Transmittal and related documents to be used in conjunction with the Exchange Offer

--------
*  To be filed by amendment

   (b) Financial Statement Schedules--None

Item 22. Undertakings

   (a) The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (c) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (d) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greensboro, State of North Carolina, on February 12, 1999.

                                          BGF INDUSTRIES, INC.

                                                   /s/ Richard L. Cromer
                                          By: _________________________________
                                                     Richard L. Cromer
                                                         President

   KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of BGF Industries, Inc. hereby severally constitute Richard L. Cromer and Philippe R. Dorier, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, including any registration statement filed pursuant to Rule 462(b), and generally to do all such things in our names and in our capacities as officers and directors to enable BGF Industries, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signature as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 12, 1999:


              Signature                                       Title
              ---------                                       -----

          /s/ Robert Porcher                        Chairman of the Board of
______________________________________               Directors, Chief
            Robert Porcher                           Executive Officer and
                                                     Director (Principal
                                                     Executive Officer)

          /s/ Graham A. Pope                        Director
______________________________________
            Graham A. Pope

        /s/ Richard L. Cromer                       President
______________________________________
          Richard L. Cromer

        /s/ Philippe R. Dorier                      Chief Financial Officer
______________________________________               (Principal Financial and
          Philippe R. Dorier                         Accounting Officer)

                                 EXHIBIT INDEX

 Exhibit No. Description of Exhibit
 ----------- ----------------------
  3.1        Certificate of Incorporation of BGF Industries, Inc., as amended

  3.2        Bylaws of BGF Industries, Inc., as amended

  4.1        Indenture, dated as of January 21, 1999, among BGF Industries,
             Inc. and The Bank of New York, as trustee, relating to $100 million principal amount of 10 1/4% Senior Subordinated Notes due
             2009

  4.2 Form of 10 1/4% Series A and Series B Senior Subordinated Notes due 2009 (included in Exhibit 4.1)

  4.3 Registration Rights Agreement dated as of January 21, 1999, by and between BGF Industries, Inc. and the Initial Purchaser

  5          Opinion of Alston & Bird LLP regarding legality*

 10.1 Deferred Compensation Agreement, dated November 13, 1995, by and between BGF Industries, Inc. and Graham A. Pope

 10.2 Deferred Compensation Agreement, dated April 1, 1998, by and between BGF Industries, Inc. and Richard L. Cromer

 10.3 Deferred Compensation Agreement, dated April 16, 1990, by and between BGF Industries, Inc. and James R. Henderson
 10.4 Deferred Compensation Agreement, dated January 28, 1993, by and between BGF Services, Inc. and Philippe Dorier

 10.5 Lease, dated March 20, 1996, between E.R. English, Sr., as lessor, and BGF Industries, Inc., as lessee

 10.6        Purchase Order (Lease), dated November 26, 1996, between K&C
             Brokerage, as lessor, and BGF Industries, Inc., as lessee

 10.7 Lease, dated November 1, 1991, by and between H.V. Johns, Jr., as lessor, and BGF Industries, Inc., as lessee

 10.8        Agreement between Contractor and Owner (Warehouse Lease), dated
             February 1, 1998, between Boyd Warehouse/Emmett Williams, as lessor, and BGF Industries, Inc., as lessee

 10.9        Note Purchase Agreement dated January 15, 1999 between BGF
             Industries, Inc. and the Initial Purchaser

 10.10       Senior Credit Agreement dated as of September 30, 1998 among BGF
             Industries, Inc., as Borrower, its Domestic Subsidiaries from time to time party thereto, as Guarantors, the Lenders Parties thereto and First Union National Bank, as Agent

 10.11       Senior Subordinated Credit Agreement dated as of September 30,
             1998 among BGF Industries, Inc., as Borrower, certain subsidiaries from time to time party thereto, as Guarantors, and First Union
             Investors, Inc., as Agent

 10.12       Promissory Note, dated September 30, 1998, from Glass Holdings
             Corp. to BGF Industries, Inc. for the original principal amount of
             $135,043,844.62

 10.13       Promissory Note, dated December 23, 1998, from Glass Holdings
             Corp. to BGF Industries, Inc. for the original principal amount of $ 2,681,000


                                 EXHIBIT INDEX

 Exhibit No. Description of Exhibit
 ----------- ----------------------

 12          Statement of Computation of Ratios

 21          Subsidiaries of BGF

 23.1        Consent of PricewaterhouseCoopers LLP

 23.2        Consent of Alston & Bird LLP (included in Exhibit 5)*

 24          Powers of Attorney (included on signature page)

 25 Statement of Eligibility and Qualification (Form T-1) of The Bank of New York, as Trustee

 27          Financial Data Schedule

 99 Form of Letter of Transmittal and related documents to be used in conjunction with the Exchange Offer

--------
*  To be filed by amendment